Exhibit 99.1

REUNION NEUROSCIENCE INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 12, 2023

AND

MANAGEMENT INFORMATION CIRCULAR

JUNE 13, 2023

THE BOARD OF DIRECTORS OF REUNION NEUROSCIENCE INC. UNANIMOUSLY
RECOMMENDS THAT SHAREHOLDERS OF THE CORPORATION VOTE FOR THE
ARRANGEMENT RESOLUTION.

LETTER TO SHAREHOLDERS

June 13, 2023

Dear Shareholders,

You are invited to attend a special meeting (the “Meeting”) of the holders of common shares (“Common Shares”) of Reunion Neuroscience Inc. (“Reunion” or the “Corporation”) to be held in person only at 100 King St West Suite 3400, Toronto, Ontario M5X 1A4 on July 12, 2023 commencing at 10:00 a.m. (Toronto Time).

By way of background, on May 31, 2023, the Corporation entered into an arrangement agreement (the “Arrangement Agreement”) with 20231089 Parent, LLC, a limited liability company formed under the laws of Delaware (“Parent”) and 1000548481 Ontario Inc., a corporation existing under the laws of the Province of Ontario (“Purchaser”), in respect of a statutory plan of arrangement (the “Arrangement”) of Reunion under Section 192 of the Canada Business Corporations Act. The purpose of the Arrangement is to effectuate the acquisition by Parent of Reunion, pursuant to which, at the effective time of the Arrangement, holders of Common Shares (the “Shareholders”) will be entitled to receive US$1.12 in cash per Common Share for the Common Shares held immediately prior to the Effective Time (the “Consideration”). Based on the Bank of Canada daily exchange rate as of the close of business on May 31, 2023, this represents approximately $1.52 per Common Share in Canadian dollars, representing a premium of approximately 43.1% over the trailing 30-trading-day volume weighted average price of the Common Shares.

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass a special resolution approving the Arrangement (the “Arrangement Resolution”).

The Arrangement is the result of extensive and thorough arm’s length negotiations between Reunion, Parent, Purchaser and their respective advisors. The determination of the special committee of independent directors of Reunion (the “Special Committee”) and the board of directors of Reunion (the “Board”) to recommend the Arrangement is based on various factors described more fully in the accompanying management information circular of Reunion (the “Circular”).

The Board, having taken into account such factors and matters as it considered relevant, including receiving legal and financial advice and the fairness opinion of PI Financial Corp. as described in the Circular (the “Fairness Opinion”) and the unanimous recommendation of the Special Committee to recommend approval of the Arrangement, determined that the Arrangement is in the best interests of Reunion and is fair to the Shareholders, and unanimously recommends that Shareholders vote FOR the Arrangement Resolution. For a summary of the principal reasons for the recommendation of the Board that Shareholders vote FOR the Arrangement Resolution, as well as a discussion of the purpose and anticipated benefits of the Arrangement and the principal factors and risks considered by the Special Committee and the Board relating to the Arrangement, see under the heading “The Arrangement – Reasons for the Arrangement” in the Circular.

Reunion’s largest Shareholders, Joseph Del Moral, Ronan Levy, Hannan Fleiman, Dr. Ryan Yermus and Mujeeb Jafferi, have entered into support and voting agreements to support and vote in favour of the Arrangement Resolution. In addition, all directors and officers of Reunion have entered into support and voting agreements pursuant to which they have agreed to support and vote in favour of the Arrangement Resolution. Collectively, support and voting agreements have been entered into with Shareholders representing approximately 34% of the issued and outstanding Common Shares.

The Circular contains a detailed description of the Arrangement as well as the background to, and reasons for, the Arrangement and sets forth the actions to be taken by you at the Meeting. You should carefully review the Circular in its entirety and consult with your financial, legal or other professional advisors if you require advice or assistance.

In order to be effective, the Arrangement Resolution requires the approval of at least two-thirds (66 2/3%) of the votes cast by Shareholders, present in person or represented by proxy at the Meeting.

THE BOARD OF DIRECTORS OF REUNION NEUROSCIENCE INC.
UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE ARRANGEMENT RESOLUTION.

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In addition to the Requisite Shareholder Approval described above, the completion of the Arrangement is subject to certain other conditions set out in the Arrangement Agreement, including approval of the Ontario Superior Court of Justice (Commercial List), the net cash held by the Corporation being equal to or greater than US$8,000,000 as of the close of business on the third business day immediately prior to closing of the Arrangement (subject to reduction under certain circumstances), the resolution of Reunion’s obligations in respect of Reunion’s lease guarantees and other obligations of third parties, and satisfaction or waiver of other usual and customary conditions contained in the Arrangement Agreement. If all of the necessary conditions to the Arrangement under the Arrangement Agreement are satisfied or waived in a timely manner, Reunion expects that the Arrangement will become effective on or around July 18, 2023.

Registered Shareholders who are unable to attend the Meeting in person may complete, date and sign the enclosed Proxy and send it in the enclosed envelope or otherwise to the attention of the Proxy Department of Computershare Investor Services Inc. at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1. To be effective, all Proxies must be received no later than 10:00 a.m. (Toronto Time) on Monday, July 10, 2023 or, if the Meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays preceding the time and date of reconvening such adjourned or postponed shareholder meeting at which the Proxy is to be used (the “Proxy Deadline”). Instead of mailing your Proxy, you may choose to vote using the telephone or the internet. To vote using the telephone, call, in North America, 1-866-732-VOTE (8683) Toll Free or, outside North America, 312-588-4290 Direct Dial. To vote using the internet log on to www.investorvote.com. If you vote by telephone or the internet, do not mail back your Proxy. Voting by mail or by the internet are the only methods by which a holder may appoint a person as proxyholder other than the management nominees named on the reverse of your Proxy. The Chair of the Meeting may waive or extend the proxy cut-off time at his discretion without notice. Late Proxies may be accepted or rejected by the Chair of the Meeting in his discretion; and the Chair of the Meeting is under no obligation to accept or reject any particular late Proxy. Unless you vote at the Meeting in person, votes must be received by Computershare no later than the Proxy Deadline.

Shareholders who hold their Common Shares through a nominee such as a broker, an intermediary, a trustee or other person, or who otherwise do not hold their Common Shares in their own name (i.e. Non-registered Shareholders) should note that only proxies deposited by registered holders of Common Shares will be recognized and acted upon at the Meeting. If your Common Shares are listed in an account statement provided to you by a broker, those Common Shares will, in all likelihood, not be registered in your name. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically prepares a voting instruction form and mails the voting instruction form to the Non-registered Shareholders with instructions on how and when to complete the voting instruction form. Non-registered Shareholders should refer to, and carefully read, the sections entitled “Attendance and Voting” in the Circular and “Frequently Asked Questions about the Meeting and the Arrangement”, as well as the voting instructions contained in the voting instruction form provided by Broadridge.

Shareholders are encouraged to refer to “Frequently Asked Questions about the Meeting and the Arrangement” accompanying this letter for instructions on how to attend, join and vote at the Meeting.

This letter and Circular are also accompanied by a letter of transmittal (the “Letter of Transmittal”) that contains instructions on how registered Shareholders must deliver their Common Shares in exchange for the Consideration payable under the Arrangement. Holders of Common Shares will only be entitled to receive the Consideration under the Arrangement for Common Shares that are issued and outstanding immediately prior to the Effective Time of the Arrangement. If you are a registered Shareholder, you will not receive any Consideration under the Arrangement unless and until the Arrangement is completed and you have returned the validly completed and duly signed documents to Computershare Investor Services Inc. at the applicable address all as set out in the Letter of Transmittal. If you are a Non-registered Shareholder and hold your Common Shares through a nominee such as a broker or dealer, you should carefully follow any instructions provided to you by such nominee.

The Board would like to thank Shareholders for the support they have demonstrated with respect to our decision to take the proposed Arrangement forward.

We look forward to your participation at our Meeting.

(signed) “Joseph del Moral”

Joseph del Moral
Chairman

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REUNION NEUROSCIENCE INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the special meeting (the “Meeting”) of holders (the “Shareholders”) of Common Shares (the “Common Shares”) of Reunion Neuroscience Inc. (“Reunion” or the “Corporation”) will be held in person at 100 King St West, Suite 3400, Toronto, Ontario M5X 1A4 on July 12, 2023 commencing at 10:00 a.m. (Toronto Time), the details of which are set out in the management information circular (the “Circular”) accompanying this notice, for the following purposes:

1.	to consider, pursuant to an interim order (the “Interim Order”) of the Ontario Superior Court of Justice (Commercial List) dated June 13, 2023, and, if deemed advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in Appendix “B” to the Circular (the “Arrangement Resolution”), approving a proposed arrangement (the “Arrangement”) of Reunion pursuant to Section 192 of the Canada Business Corporations Act (the “CBCA”), involving Reunion, 20231089 Parent, LLC, a limited liability company formed under the laws of Delaware (“Parent”) and 1000548481 Ontario Inc., a corporation existing under the laws of the Province of Ontario (the “Purchaser”), in accordance with the terms of an arrangement agreement dated May 31, 2023 among Reunion, Purchaser and Parent, as more particularly described in Circular; and

2.	to transact such further and other business as may properly come before the Meeting or any adjournment or postponement thereof.

This notice is accompanied by a form of proxy (“Proxy”) or voting instruction form (“VIF”) and the Circular. The specific details of the foregoing matters to be put before the Meeting are set forth in the Circular. The board of directors of the Corporation has fixed the close of business on June 12, 2023 (the “Record Date”) as the record date for the determination of the Shareholders entitled to notice of, to attend and to vote at the Meeting, and any adjournment or postponement thereof. All registered Shareholders of record as at the close of business on the Record Date and their duly appointed proxyholders are entitled to attend, participate and vote at the Meeting or by proxy.

Reunion is conducting an in-person Meeting. Registered shareholders and duly appointed proxyholders can attend the Meeting in person at 100 King St West Suite 3400, Toronto, Ontario M5X 1A4. Shareholders are encouraged to vote on the matters before the Meeting by Proxy or VIF in advance of the Meeting, appointing the person designated by management in the Proxy or VIF.

Registered Shareholders who are unable to attend the Meeting in person may complete, date and sign the enclosed Proxy and send it in the enclosed envelope or otherwise to the attention of the Proxy Department of Computershare Investor Services Inc. at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1. To be effective, all Proxies must be received no later than 10:00 a.m. (Toronto Time) on Monday, July 10, 2023 or if the Meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays preceding the time and date of reconvening such adjourned or postponed shareholder meeting at which the Proxy is to be used (the “Proxy Deadline”). Instead of mailing your Proxy, you may choose to vote using the telephone or the internet. To vote using the telephone, call, in North America, 1-866-732-VOTE (8683) Toll Free or, outside North America, 312-588-4290 Direct Dial. To vote using the internet log on to www.investorvote.com. If you vote by telephone or the internet, do not mail back your Proxy. Voting by mail or by the internet are the only methods by which a holder may appoint a person as proxyholder other than the management nominees named on the reverse of your Proxy. The Chair of the Meeting may waive or extend the proxy cut-off time at his discretion without notice. Late Proxies may be accepted or rejected by the Chair of the Meeting in his discretion; and the Chair of the Meeting is under no obligation to accept or reject any particular late Proxy.

Regardless of whether you plan to attend the Meeting in person, we ask that all Shareholders vote their Proxy in one of the methods set out above. To be valid, proxies must be received by the Corporation not later than the Proxy Deadline.

Non-registered Shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a VIF. If you hold your Common Shares in a brokerage account, you are not a registered Shareholder and are responsible for ensuring that the broker that is the registered holder of your Common Shares votes your Common Shares in accordance with your instructions prior to the Proxy Deadline.

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DATED at Toronto, Ontario as of the 13th day of June, 2023.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Joseph del Moral”

Joseph del Moral
Chairman

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TABLE OF CONTENTS

LETTER TO SHAREHOLDERS	I

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS	III

MANAGEMENT INFORMATION CIRCULAR	7

Frequently Asked Questions about the Meeting and the Arrangement	7
Forward-Looking Statements	12

SOLICITATION OF PROXIES	14

IMPORTANT INFORMATION ABOUT THE MEETING	14

ATTENDANCE AND VOTING	16

APPOINTMENT OF PROXIES	15

REVOCATION OF PROXIES	17

VOTING OF PROXIES	17

VOTING OF COMMON SHARES	18

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	18

SUMMARY	19

The Meeting	19
The Arrangement	19
The Arrangement Agreement	28
Procedure for the Arrangement to Become Effective	29
Risk Factors	31

THE ARRANGEMENT	33

Background to the Arrangement	33
Reasons for the Arrangement	39
Effect of the Arrangement	42
Details of the Arrangement	42
Recommendations of the Special Committee	46
Recommendations of the Board	47
Fairness Opinion	48
Source of Funds for the Arrangement	49
Voting Support Agreements	50

THE ARRANGEMENT AGREEMENT	53

PROCEDURE FOR THE ARRANGEMENT TO BECOME EFFECTIVE	71

INTERESTS OF CERTAIN PERSONS IN THE ARRANGEMENT	77

DISSENT RIGHTS	79

CERTAIN CANADIAN FEDERAL AND UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	82

RISK FACTORS	90

INFORMATION CONCERNING REUNION	93

General	93
Share Capital	93
Market Price and Trading Volume Data	94
Dividend Policy	94

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INFORMATION CONCERNING PARENT AND PURCHASER	95

General	95

MATTERS TO BE CONSIDERED AT THE MEETING	96

Arrangement Resolution	96
Other Matters to be Considered at the Meeting	96

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	96

AUDITORS, TRANSFER AGENTS AND REGISTRARS	96

APPENDIX “A” GLOSSARY OF TERMS	A-1

APPENDIX “B” ARRANGEMENT RESOLUTION	B-1

APPENDIX “C” PLAN OF ARRANGEMENT	C-1

APPENDIX “D” INTERIM ORDER	D-1

APPENDIX “E” DISSENT RIGHT IN ACCORDANCE WITH SECTION 190 OF THE CBCA	E-1

APPENDIX “F” FAIRNESS OPINION	F-1

APPENDIX “G” NOTICE OF APPLICATION FOR FINAL ORDER	G-1

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REUNION NEUROSCIENCE INC.

MANAGEMENT INFORMATION CIRCULAR

Frequently Asked Questions about the Meeting and the Arrangement

The questions and answers below are not meant to be a substitute for the more detailed description and information contained in this Circular and should be read in conjunction with, and are qualified in their entirety by, the more detailed information appearing in this Circular. Shareholders are urged to read this Circular, including the Appendices hereto, carefully and in their entirety.

FAQs Related to the Meeting

Q: What am I voting on?

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass the Arrangement Resolution approving the Arrangement, pursuant to which, among other things, Parent will acquire Reunion and the Shareholders will be entitled to receive US$1.12 in cash per Common Share, and such other matters that may properly come before the Meeting or any adjournment or postponement thereof. Based on the Bank of Canada daily exchange rate as of the close of business on May 31, 2023, this represents approximately $1.52 per Common Share in Canadian dollars. At the time of printing this Circular, Reunion knows of no other matter expected to come before the Meeting, other than the vote on the Arrangement Resolution. The full text of the Arrangement Resolution is set forth in Appendix “B” to this Circular.

Q: What premium does the Consideration to be received under the Arrangement represent?

The Consideration of US$1.12 per Common Share represents a significant premium of approximately 43.1% over the 30-trading-day volume weighted average price of the Common Shares as of the date of the Arrangement Agreement. Based on the Bank of Canada daily exchange rate as of the close of business on May 31, 2023, this represents approximately $1.52 per Common Share in Canadian dollars.

Q: When and where is the Meeting?

The Meeting will be held on July 12, 2023 at 10:00 a.m. (Toronto time) in person at 100 King St West, Suite 3400, Toronto, Ontario M5X 1A4.

Q: What is the quorum for the Meeting?

Pursuant to the Interim Order, the quorum required at the Meeting will be two persons entitled to vote at the Meeting to be present, and for not less than 5% of the issued and outstanding Common Shares to be represented in person or by proxy or by a duly authorized representative of a Shareholder.

Q: Do the Board and the Special Committee support the Arrangement?

Yes. The Board, having received the unanimous recommendation in favour of the Arrangement by the Special Committee, the Fairness Opinion from its financial advisor, PI Financial Corp., and advice from its legal counsel, and having undertaken a thorough review of, and having carefully considered the Arrangement, the terms of the Arrangement Agreement and such other matters as it considered necessary or appropriate, including the factors and risks described under the heading “The Arrangement – Recommendations of the Board” and elsewhere in this Circular, has unanimously: (i) determined that the Arrangement is fair to the Shareholders; (ii) determined that the Arrangement is in the best interests of Reunion; and (iii) resolved to recommend that the Shareholders vote FOR the Arrangement Resolution.

Q: Why do the Board and the Special Committee support the Arrangement?

The Special Committee and the Board reviewed and considered a significant amount of information and considered a number of factors relating to the Arrangement, with the benefit of advice from Reunion management and the financial and legal advisors to the Special Committee and the Board. The Arrangement offers an immediate premium, as well as certainty of value and immediate liquidity to the Shareholders as the Consideration being offered is all-cash. This provides Shareholders with an immediate opportunity to dispose of all of their Common Shares at a significant premium to the market price of the Common Shares prior to the Corporation entering into and announcing the Arrangement Agreement. After considering the value achievable under the status quo and all other available alternatives, the Special Committee and the Board determined that entering into the Arrangement Agreement was in the best interests of Reunion and its Shareholders.

The Special Committee and the Board also considered the credibility of Parent and Purchaser to complete the Arrangement. Parent and Purchaser are Affiliates of MPM BioImpact (“MPM”), which is a world-leading and reputable biotechnology investment firm that invests across the biotech landscape with its early stage venture capital funds, and with impact funds that invest in both private and public companies, and the Special Committee and the Board believe that MPM has the financial capability to consummate the Arrangement. The Arrangement is not subject to any financing condition. Concurrently with entering into the Arrangement Agreement, certain funds affiliated with MPM, Parent and Purchaser provided a guarantee to the Corporation, pursuant to which they guaranteed certain obligations of Purchaser and Parent under the Arrangement Agreement. PI Financial also provided the Fairness Opinion to the Board that, as of the date of such opinion, and based on and subject to the assumptions, qualifications and limitations set out therein, the Consideration payable pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Shareholders.

Accordingly, the Board unanimously recommends that Shareholders vote FOR the Arrangement Resolution.

As part of their deliberations and in making their respective recommendations, the Special Committee and the Board considered a number of factors, including but not limited to those described in this Circular. See “The Arrangement – Reasons for the Arrangement”, “The Arrangement – Recommendations of the Board” and “The Arrangement – Fairness Opinion”.

Q: Have any significant Shareholders agreed to vote in favour of the Arrangement Resolution?

Reunion’s founders, being Joseph Del Moral, Ronan Levy, Hannan Fleiman, Dr. Ryan Yermus and Mujeeb Jafferi (collectively, the “Founders”), and each director and officer of the Corporation, together representing approximately 34% of the issued and outstanding Common Shares eligible to vote at the Meeting, have each entered into a support and voting agreement, pursuant to which they have agreed to support and vote in favour of the Arrangement. See “The Arrangement – Voting Support Agreements”.

Q: Who is soliciting my proxy?

The management of Reunion is soliciting your proxy with respect to the matters to be considered at the Meeting. The solicitation of proxies for the Meeting will be made primarily by mail, but proxies may also be solicited personally, by advertisement or by telephone, by directors, officers, employees or representatives of the Corporation, including any proxy solicitation agent that may be retained by the Corporation. The Corporation will bear the total cost in respect of the solicitation of proxies for the Meeting and will bear the legal, printing and other costs associated with the preparation of this Circular.

Q: Who is entitled to vote on the Arrangement Resolution at the Meeting?

Only registered Shareholders whose names have been entered in the register of Shareholders on the close of business on the Record Date of June 12, 2023, and their duly appointed proxyholders, will be entitled to receive notice of, to attend and to vote at the Meeting.

Non-registered Shareholders who have not duly appointed themselves as proxyholder will not be able to attend, participate or vote at the Meeting. This is because the Corporation and its transfer agent do not have a record of the non-registered Shareholders of the Corporation, and, as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you duly appoint yourself as proxyholder. If you are a non-registered Shareholder and wish to vote at the Meeting, you have to appoint yourself as proxyholder, by inserting your own name in the space provided on the VIF sent to you and must follow all of the applicable instructions provided by your Intermediary (as defined below). See “Appointment of Proxies – Non-Registered Shareholders”.

Q: How many Common Shares are entitled to vote?

As at June 13, 2023, 11,717,616 Common Shares were issued and outstanding. Each Common Share confers the right to one vote on the Arrangement Resolution.

Q: What is the Requisite Shareholder Approval?

The Arrangement Resolution must, subject to further order of the Court, be approved by not less than two-thirds (66 2/3%) of the votes cast by Shareholders, present in person or represented by proxy at the Meeting.

See “Procedure for the Arrangement to Become Effective – Requisite Shareholder Approval”.

Q: How do I vote?

Registered Shareholders will receive a form of Proxy with this Circular and may: (i) attend and vote in person during the Meeting; (ii) appoint a proxyholder to attend and vote in person on their behalf during the Meeting; or (iii) vote by Proxy (by mail, telephone or internet), in each case, in accordance with the instructions on the form of Proxy provided.

Non-registered Shareholders will receive a Voting Instruction Form with this Circular and may: (i) give their voting instructions to their Intermediary; or (ii) appoint a proxyholder to attend and vote in person on their behalf during the Meeting, in each case, in accordance with the instructions on the Voting Instruction Form provided.

Unless you vote at the Meeting in person, votes must be received by Computershare no later than the Proxy Deadline.

See “ATTENDANCE AND VOTING” for more information on how you may vote.

FAQs Related to the Arrangement

Q: What is a plan of arrangement?

A plan of arrangement is a statutory procedure under Canadian corporate law pursuant to the CBCA that allows companies to carry out transactions with the approval of certain securityholders and the Court. The Plan of Arrangement implementing the Arrangement will provide for, among other things, the acquisition by Parent of the Corporation, pursuant to which the Shareholders will be entitled to receive the Consideration.

Q: When will the Arrangement be completed?

If all of the necessary conditions to the Arrangement under the Arrangement Agreement are satisfied or waived in a timely manner, Reunion expects that the Arrangement will become effective on or around July 18, 2023. The Effective Date could be delayed for a number of reasons, including, among other things, an objection before the Court at the hearing of the application for the Final Order.

Q: What approvals are required for the Arrangement to become effective?

Completion of the Arrangement is subject to, among other things, receipt of: (i) the Requisite Shareholder Approval; and (ii) Court approval. The Arrangement is not subject to a financing condition.

See “Procedure for the Arrangement to Become Effective – Requisite Shareholder Approval”, “Procedure for the Arrangement to Become Effective – Court Approval”, and “Procedure for the Arrangement to Become Effective – Regulatory Matters”.

Q: What will happen to Reunion if the Arrangement is completed?

Following the completion of the Arrangement, Reunion will become a wholly-owned subsidiary of Parent. It is expected that the Common Shares will be delisted from the TSX and NASDAQ. Reunion anticipates that the Common Shares will be delisted from the TSX and NASDAQ with effect as promptly as practicable following the Effective Date.

Q: What will happen if the Arrangement is not completed?

The completion of the Arrangement is subject to the satisfaction or waiver of certain closing conditions set out in the Arrangement Agreement. Furthermore, each of Reunion and Parent have the right to terminate the Arrangement Agreement in certain circumstances. Failure to complete the Arrangement could negatively impact the price of the Common Shares and future business and operations of Reunion.

In the event of the termination of the Arrangement Agreement in certain circumstances, the Corporation has agreed to pay to Parent (i) a Termination Payment of US$800,000 in cash and (ii) an Expenses Reimbursement Payment for reasonable, documented out-of-pocket third party transaction expenses incurred by Parent in connection with the Arrangement Agreement, in an amount not to exceed US$1,500,000; provided that the Termination Payment and the Expenses Reimbursement Payment shall be credited against each other and the maximum aggregate amount of the Termination Payment and the Expenses Reimbursement Payment payable by the Corporation shall not exceed a total of US$1,500,000 in any event. See “The Arrangement Agreement – Termination Payment and Expenses Reimbursement Payment”.

Q: What will I have to do as a Shareholder to receive the Consideration for my Common Shares?

If you are a registered Shareholder, you must complete and sign the Letter of Transmittal enclosed with this Circular and return it together with the original certificate(s) or DRS Advice(s) representing your Common Shares to Computershare Investor Services Inc. (the “Depositary”). As soon as reasonably practicable following the later of the Effective Date and the date of deposit by a former Shareholder of a duly completed Letter of Transmittal and the original certificate(s) or DRS Advice(s) representing their Common Shares and all other required documents, the Depositary shall deliver to such former Shareholder the Consideration payable to such Shareholder under the Arrangement, less applicable withholdings.

Any such certificate or DRS Advice formerly representing Common Shares not duly surrendered on or before the third (3rd) anniversary of the Effective Date would cease to represent a claim by or interest of any former holder of Common Shares of any kind or nature against or in the Corporation, Parent or Purchaser or any other Person. On such date, all Consideration to which such former holder was entitled would be deemed to have been surrendered to Purchaser, and would be paid over by the Depositary to Purchaser or as directed by Purchaser.

If you are a Non-registered Shareholder, you will receive your payment through your account with your Intermediary that holds the Common Shares on your behalf. You should contact your Intermediary if you have questions about this process.

See “Procedure for the Arrangement to Become Effective – Procedure for Receipt of Consideration – Procedure for Exchange of Common Shares for Consideration”.

Q: What will I have to do as a holder of Options and other derivative securities to receive the consideration for my Options?

Under the Plan of Arrangement, each Option, whether vested or unvested, outstanding immediately prior to the Effective Time, will, without any further action by or on behalf of the holder, be deemed to have fully vested and be deemed to be assigned and surrendered by such holder to the Corporation in exchange for a cash payment equal to the excess, if any, of the Consideration per Common Share over the exercise price of such Option, less any applicable withholdings, and such Option will be immediately cancelled. For greater certainty, if the exercise price of any Option is equal to or greater than the Consideration per Common Share, such Option will be cancelled at the Effective Time without any cash payment or other consideration being made in respect thereof.

See “Procedure for the Arrangement to Become Effective – Procedure for Receipt of Consideration – Procedure for Exchange of Other Securities”.

Q: Am I entitled to Dissent Rights?

You are entitled to Dissent Rights if you are a Registered Shareholder. A Registered Shareholder who validly exercises their Dissent Rights will be entitled to be paid by the Corporation the fair value of the Common Shares in respect of which the holder dissents. Such amount may be the same as, more than, or less than the Consideration payable pursuant to the Arrangement.

Only Registered Shareholders are entitled to Dissent Rights. Non-registered Shareholders who wish to exercise Dissent Rights should be aware that they may only do so through the Registered Shareholder of such Common Shares and should contact their Intermediary to make appropriate arrangements.

Failure to strictly comply with the procedures established by Section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, may result in the loss of Dissent Rights. Accordingly, Dissenting Holders who might desire to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of Section 190 of the CBCA, the full text of which is set out in Appendix “E” to this Circular, as modified by the terms of the Plan of Arrangement and the Interim Order, and consult their own legal advisor.

See “Dissent Rights”.

Q: What are the tax consequences to Shareholders?

This Circular contains a summary of certain Canadian federal and United States federal income tax considerations generally applicable to certain holders of Common Shares who dispose of their Common Shares under the Arrangement. All Shareholders should consult their own tax advisors for advice with respect to the Canadian and United States income tax consequences to them in respect of the Arrangement.

See “Certain Canadian Federal and United States Federal Income Tax Considerations”.

Q: Are there risks I should consider in deciding whether to vote for the Arrangement Resolution?

The Arrangement involves various risks. Shareholders should carefully consider the risk factors described in this Circular in evaluating whether to approve the Arrangement Resolution. Readers are cautioned that such risk factors are not exhaustive. Such risk factors should be considered in conjunction with the other information included in this Circular, including the documents filed by Reunion pursuant to applicable laws from time to time. Additional risks and uncertainties may also adversely affect Reunion after giving effect to the Arrangement.

See “Risk Factors”.

FURTHER QUESTIONS AND REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO:

If you have any questions or require assistance in completing your form of proxy or Letter of Transmittal, please contact the Depositary for the Arrangement, Computershare Investor Services Inc.: 1-800-564-6253 (toll free in Canada and the United States) or by email at corporateactions@computershare.com.

If you have any questions on voting, please contact the Corporation’s registrar and transfer agent, Computershare Investor Services Inc.: National Customer Call Centre at 1-800-564-6253 (toll free in Canada and the United States) between 9:00 am and 6:00 pm Eastern Time or 514-982-7555 (international direct dial)

REUNION NEUROSCIENCE INC.

MANAGEMENT INFORMATION CIRCULAR

In this Management Information Circular (the “Circular”) all information provided is current as of June 13, 2023 unless otherwise indicated.

All capitalized terms used in this Circular but not otherwise defined herein have the meanings set forth in Appendix “A” to this Circular.

Forward-Looking Statements

This Circular contains certain forward-looking information and forward-looking statements within the meaning of applicable securities laws (collectively, “forward-looking information”). Forward-looking information relates to future events or future performance is based upon Reunion’s current expectations, estimates, projections, assumptions and beliefs. All information other than historical fact may be forward-looking information. Words such as “seek”, “plan”, “continue”, “expect”, “intend”, “believe”, “anticipate”, “predict”, “estimate”, “may”, “will”, “could”, “potential”, and other similar words that indicate events or conditions may occur are intended to identify forward-looking information.

In particular, this Circular contains forward-looking information pertaining to the following:

•	the anticipated benefits of the Arrangement to Reunion and the Shareholders;

•	the structure, steps, timing and effect of the Arrangement;

•	the timing of the Meeting, the Final Order and the completion of the Arrangement;

•	the anticipated receipt of the Requisite Shareholder Approval;

•	the anticipated Effective Date;

•	the ability of Reunion, Parent and Purchaser to satisfy the other conditions to, and to complete, the Arrangement;

•	the delisting of the Common Shares from the TSX and NASDAQ and the anticipated timing thereof;

•	the anticipated tax treatment of the Shareholders under the Arrangement; and

•	the exercise of Dissent Rights by Shareholders with regards to the Arrangement.

This forward-looking information is based on certain expectations and assumptions. Shareholders are cautioned that the following list of material assumptions is not exhaustive. The material assumptions include, but are not limited to:

•	the perceived benefits of the Arrangement are based upon a number of factors, including the terms and conditions of the Arrangement Agreement and current industry, economic and market conditions;

•	Reunion, Parent and Purchaser complying with the terms and conditions of the Arrangement Agreement;

•	no occurrence of any event, change or other circumstance that could give rise to the termination of the Arrangement Agreement;

•	the approval of the Arrangement Resolution by the Shareholders;

•	the receipt of the Final Order;

•	that all other conditions to the completion of the Arrangement will be satisfied or waived;

•	no significant adverse changes in economic conditions will occur;

•	no unforeseen changes in the legislative and operating framework for the business of Reunion;

•	no significant event occurring outside the ordinary course such as a natural disaster or other calamity;

•	other risks, uncertainties and assumptions described from time to time in the filings made by Reunion pursuant to applicable Securities Laws; and

•	the anticipated tax treatment of Shareholders under the Arrangement is subject to the statements under “Certain Canadian Federal and United States Federal Income Tax Considerations”.

By its very nature, forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information. Reunion believes the expectations reflected in the forward-looking information contained in this Circular are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this Circular should not be unduly relied upon. The forward-looking information contained in this Circular speaks only as of the date of this Circular.

Some of the risks that could cause results to differ materially from those expressed in the forward-looking information include:

•	the conditions to the completion of the Arrangement, including receipt of the Requisite Shareholder Approval, Court approval, the Minimum Closing Net Cash Amount and the resolution of Reunion’s obligations in respect of Reunion’s lease guarantees and other obligations of third parties, as applicable, may not be satisfied or waived, which may result in the Arrangement not being completed;

•	the timing of the Meeting and the Final Order and the anticipated Effective Date may be changed or delayed;

•	the Arrangement Agreement may be terminated by either Reunion or Parent under certain circumstances;

•	Reunion will incur costs relating to the Arrangement, regardless of whether the Arrangement is completed or not completed;

•	Reunion’s ability to meet and continue to comply with the NASDAQ and TSX continued listing standards;

•	if the Arrangement is not completed, Reunion may be required, in certain circumstances, to pay the Termination Payment and/or Expenses Reimbursement Payment;

•	if the Arrangement is not completed, Shareholders will not receive the Consideration and Reunion will continue to be subject to various risks related to its ongoing business;

•	general global economic, market and business conditions;

•	governmental and regulatory requirements and actions by governmental authorities;

•	changes in laws or regulatory developments or changes that impact Reunion’s business or prospects;

•	relationships with employees, customers, business partners and competitors;

•	diversion of management time and resources pending completion of the Arrangement; and

•	equity market conditions generally.

Readers are cautioned that the foregoing list of factors are not exhaustive. The forward-looking information contained in this Circular is expressly qualified by this cautionary statement. Except as required by law, Reunion does not undertake any obligation to publicly update or revise any forward-looking information.

Readers should also carefully consider the matters discussed under the headings “Risk Factors”, “Certain Canadian Federal and United States Federal Income Tax Considerations” and other risks described elsewhere in this Circular and in Reunion’s annual information form for the fiscal year ended March 31, 2022 and Reunion’s interim consolidated financial statements for the three and nine months ended December 31, 2022 and 2021, which are available on SEDAR (www.sedar.com) under Reunion’s issuer profile.

SOLICITATION OF PROXIES

THIS CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION, BY OR ON BEHALF OF THE MANAGEMENT OF REUNION NEUROSCIENCE INC., OF INSTRUMENTS OF PROXY (THE “PROXY”) TO BE USED AT THE CORPORATION’S SPECIAL MEETING (THE “MEETING”) OF THE HOLDERS (THE “SHAREHOLDERS”) OF COMMON SHARES TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING (THE “NOTICE OF MEETING”) OR AT ANY ADJOURNMENT OR POSTPONEMENT THEREOF.

It is expected that the solicitation will be primarily by mail, but Proxies may also be solicited personally, by advertisement or by telephone, by directors, officers or employees of the Corporation without special compensation, by the Corporation’s transfer agent, Computershare Investor Services Inc. (“Computershare”), at nominal cost, or by other representatives of the Corporation, including any proxy solicitation agent that may be retained by the Corporation. The cost of soliciting will be borne by the Corporation. The Corporation is not sending Proxy-related materials to registered or beneficial owners of the common shares in the capital of the Corporation (the “Common Shares”) using the notice-and-access provisions set out in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”).

IMPORTANT INFORMATION ABOUT THE MEETING

Shareholders may attend the Meeting in person and may vote on the matters before the Meeting by proxy (the “Proxy”) or voting instruction form (“VIF”), appointing the person designated by management in the accompanying Proxy or VIF in order to limit the number of attendees in person.

Unless you vote at the Meeting in person, votes must be received by Computershare no later than 10:00 a.m. (Toronto Time) on Monday, July 10, 2023 or, if the Meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays preceding the time and date of reconvening such adjourned or postponed shareholder meeting at which the Proxy is to be used (the “Proxy Deadline”). The Chair of the Meeting may waive or extend the Proxy Deadline at his discretion without notice. Late Proxies may be accepted or rejected by the Chair of the Meeting in his discretion; and the Chair of the Meeting is under no obligation to accept or reject any particular late Proxy.

No person is authorized to give any information or to make any representation other than those contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized by the Corporation. The delivery of this Circular shall not, under any circumstances, create an implication that there has not been any change in the information set forth herein since the date hereof.

Please read this Circular carefully to obtain information about how you may participate at the Meeting.

ATTENDANCE AND VOTING

Only Registered Shareholders (as defined below) as of the close of business on the Record Date, or the persons they duly appoint as their proxies, are permitted to attend, speak and vote on all matters that may properly be voted upon at the Meeting.

Non-registered Shareholders (as defined below) who have not duly appointed themselves as proxyholder will not be able to attend, participate or vote at the Meeting. This is because the Corporation and its transfer agent do not have a record of the Non-registered Shareholders of the Corporation, and, as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you duly appoint yourself as proxyholder. If you are a Non-registered Shareholder and wish to vote at the Meeting, you have to appoint yourself as proxyholder, by inserting your own name in the space provided on the VIF sent to you and must follow all of the applicable instructions provided by your Intermediary (as defined below). See “Appointment of Proxies – Non-Registered Shareholders”.

All references to Shareholders in this Circular and the accompanying Proxy and Notice of Meeting are to Registered Shareholders of record, unless specifically stated otherwise.

While as of the date of this Circular, the Corporation intends to hold the Meeting in physical face to face format, we are continuously monitoring the current coronavirus (COVID-19) outbreak. In light of the rapidly evolving news and guidelines related to COVID-19, we ask that, in considering whether to attend the Meeting in person, Shareholders follow the instructions of federal health authorities in Canada and the regional health authorities in the Province of Ontario, including the City of Toronto and any other health authority holding jurisdiction over the areas you must travel through to attend the Meeting. Please do not attend the Meeting in person if you are experiencing any cold or flu-like symptoms, or if you or someone with whom you have been in close contact has travelled to/from outside of Canada within the 14 days immediately prior to the Meeting. All Shareholders are strongly encouraged to vote by submitting their completed Proxy (or VIF) prior to the Meeting by one of the means described in the Circular.

The Corporation reserves the right to take any additional pre-cautionary measures deemed to be appropriate, necessary or advisable in relation to the Meeting in response to further developments in the COVID-19 outbreak and in order to ensure compliance with federal, provincial and local laws and orders, including without limitation: (i) holding the Meeting virtually or by providing a webcast of the Meeting; (ii) hosting the Meeting solely by means of remote communication; (iii) changing the Meeting date and/or changing the means of holding the Meeting; (iv) denying access to persons who exhibit cold or flu-like symptoms, or who have, or have been in close contact with someone who has, travelled to/from outside of Canada within the 14 days immediately prior to the Meeting; and (v) such other measures as may be recommended by public health authorities in connection with gatherings of persons such as the Meeting. Should any such changes to the Meeting format occur, the Corporation will announce any and all of these changes by way of news release, which will be filed under the Corporation’s profile on SEDAR at www.sedar.com as well as on our Corporation website at www.reunionneuro.com. We strongly recommend you check the Corporation’s website prior to the Meeting for the most current information. In the event of any changes to the Meeting format due to the COVID-19 outbreak, the Corporation will not prepare or mail amended materials in respect of the Meeting.

APPOINTMENT OF PROXIES

THE PERSONS SPECIFIED IN THE ENCLOSED PROXY ARE AUTHORIZED REPRESENTATIVES OF THE CORPORATION AND WILL VOTE IN FAVOUR OF EACH OF THE MATTERS SPECIFIED IN THE NOTICE OF MEETING AND ALL OTHER MATTERS PROPOSED BY MANAGEMENT AT THE MEETING. EACH SHAREHOLDER HAS THE RIGHT TO APPOINT AS PROXYHOLDER A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION) TO ATTEND, ACT AND VOTE FOR SUCH SHAREHOLDER AT THE MEETING OTHER THAN THOSE NAMED IN THE ENCLOSED PROXY.

A person or company whose name appears on the books and records of the Corporation as a holder of Common Shares is a registered shareholder (“Registered Shareholder”). A non-registered shareholder (“Non-registered Shareholder”) is a beneficial owner of Common Shares whose Common Shares are registered in the name of an intermediary (such as a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates) (an “Intermediary” or “Intermediaries”).

Registered Shareholders

A Registered Shareholder as of the close of business on the Record Date can vote Common Shares owned by it in one of two ways: (i) in person at the Meeting; or, (ii) in advance of the Meeting prior to the Proxy Deadline by Proxy. A Registered Shareholder who wishes to vote in person at the Meeting should not complete or return the Proxy included with this Circular. A Registered Shareholder desiring to appoint some person other than those named in the enclosed Proxy to represent such Registered Shareholder at the Meeting may do so either by inserting such person’s name in the blank space provided in the enclosed Proxy and striking out the names of the persons specified or by completing another proper Proxy and, in either case, delivering the completed Proxy to the Corporation, c/o Computershare Investor Services Inc., the Corporation’s registrar and transfer agent, at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, by the Proxy Deadline.

Alternatively, you may choose to vote using the telephone or the internet as follows, by the Proxy Deadline:

By Telephone: Call Computershare toll-free in North America at 1-866-732-8683 or outside North America at 1-312-588-4290. You will need your 15-digit control number, which can be found on your Proxy. Please note that you cannot appoint anyone other than the directors and officers named on your Proxy as your proxyholder if you vote by telephone.

By Internet:      Access www.investorvote.com and follow the instructions on the screen. You will need your 15-digit control number, which can be found on your Proxy.

Voting by mail or the internet are the only methods by which a holder may appoint a person as proxyholder other than the management nominee named on the reverse of your Proxy.

Non-Registered Shareholders

Non-registered Shareholders who receive these materials through their Intermediary should complete and send the Proxy or VIF in accordance with the instructions provided by their Intermediary. To be effective, Computershare Investor Services Inc. must receive the Proxy no later than the Proxy Deadline. You should allow sufficient time for your Intermediary to receive your voting instructions and then submit them to Computershare no later than the Proxy Deadline. Each Intermediary has its own deadline so Non-registered Shareholders will need to follow the instructions on the VIF.

Non-registered Shareholders who have not objected to their Intermediary disclosing certain information about them to the Corporation are referred to as “NOBOs” (non-objecting beneficial owners), whereas Non-registered Shareholders who have objected to their Intermediary disclosing ownership information about them to the Corporation are referred to as “OBOs” (objecting beneficial owners). In accordance with NI 54-101, the Corporation intends to pay for Intermediaries to send the Notice of Meeting, this Circular and the Proxy or VIF (collectively, the “Meeting Materials”) to the NOBOs and OBOs.

Unless you have waived your right to receive the Meeting Materials, Intermediaries are required to deliver them to you as a Non-registered Shareholder of the Corporation and to seek your instructions on how to vote your Common Shares. Typically, a Non-registered Shareholder will be given a VIF which must be completed and signed by the Non-registered Shareholder in accordance with the instructions on the form. The purpose of these procedures is to allow Non-registered Shareholders to direct the voting of those Common Shares that they own but which are not registered in their own name.

Please note that the Corporation has limited access to the names of its Non-registered Shareholders. If you attend the Meeting in person, the Corporation may have no record of your shareholdings or of your entitlement to vote unless your Intermediary has appointed you as proxyholder. If you are a Non-registered Shareholder and wish to attend and vote in person at the Meeting, you must insert your own name in the space provided for the appointment of proxyholder on the VIF and carefully follow the instructions for return of the executed form. Do not otherwise complete the form as your vote will be taken at the Meeting. See “Attendance and Voting” above.

Proxies or VIFs returned by Intermediaries as “non-votes” because the Intermediary has not received instructions from the Non-registered Shareholders with respect to the voting of Common Shares will be treated as not entitled to vote on any such matter and will not be counted as having been voted in respect of any such matter.

If a Proxy is supplied by an Intermediary, it will be similar to the Proxy provided to the Registered Shareholders. However, its purpose is limited to instructing the Intermediary on how to vote on the Non-registered Shareholder’s behalf. Most Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada and the U.S. Broadridge obtains voting instructions by mailing a voting instruction form (the “Broadridge VIF”) which appoints the same persons as proxyholder as in the Proxy. Nonregistered Shareholders have the right to appoint a person (who need not be a Shareholder), other than the persons designated in the Broadridge VIF, to represent you at the Meeting. To exercise this right, insert the name of the desired representative in the blank space provided in the Broadridge VIF. The completed Broadridge VIF must then be returned to Broadridge by mail or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.

Legal Proxy – U.S. Non-Registered Shareholders

If you are a Non-registered Shareholder located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above and below, you must obtain a valid legal proxy from your Intermediary. Follow the instructions from your Intermediary included with the Proxy and VIF sent to you, or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your Intermediary, you must then submit such legal proxy to Computershare no later than the Proxy Deadline.

REVOCATION OF PROXIES

If you are a Registered Shareholder who has given a Proxy and later wishes to revoke it, you can do so by: (a) completing and signing a form of Proxy bearing a later date and depositing it with Computershare no later than the Proxy Deadline as described above; (b) depositing an instrument in writing signed by you (or by someone you have properly authorized to act on your behalf) (i) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or in the case of any adjournment or postponement of the Meeting, the last business day preceding the day of the adjournment or postponement, or (ii) with the Chair of the Meeting on the day of, and prior to the start of, the Meeting or any adjournment or postponement thereof; or (c) following any other procedure that is permitted by law.

Non-registered Shareholders who wish to change their vote must make appropriate arrangements with their respective Intermediaries. If you are a Non-registered Shareholder, you can revoke your prior voting instructions by providing new instructions on a VIF with a later date (or at a later time in the case of voting by telephone or through the Internet, if available). Otherwise, contact your Intermediary if you want to revoke your Proxy or change your voting instructions, or if you change your mind and want to duly appoint yourself as a proxyholder prior to the Proxy Deadline for the purposing of voting in person. You must provide your instructions sufficiently in advance of the Meeting or any adjournment or postponement thereof to enable your Intermediary to act on them.

VOTING OF PROXIES

On any ballot that may be called for, the Common Shares represented by a properly executed Proxy given in favour of the person(s) designated by management of the Corporation in the enclosed Proxy will be voted or withheld from voting in accordance with the instructions given on the Proxy and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of any direction in the Proxy, it is intended that such Common Shares will be voted in favour of the resolutions placed before the Meeting by management, as stated under the applicable headings in this Circular.

The enclosed Proxy confers discretionary authority upon the persons named therein with respect to amendments to matters identified in the accompanying Notice of Meeting and with respect to other matters, which may properly come before the Meeting or any adjournment or postponement thereof. As of the date of this Circular, management of the Corporation is not aware of any such amendment or other matter to come before the Meeting. However, if any amendments to matters identified in the accompanying Notice of Meeting or any other matters which are not now known to management should properly come before the Meeting or any adjournment or postponement thereof, the Common Shares represented by properly executed proxies given in favour of the person(s) designated by management of the Corporation in the enclosed Proxy will be voted on such matters pursuant to such discretionary authority.

VOTING OF COMMON SHARES

Common Shares

The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preferred shares in the capital of the Corporation (the “Preferred Shares”). As at the date of this Circular, 11,717,616 Common Shares are issued and outstanding, each carrying the right to one vote per Common Share at all meetings of Shareholders, and no Preferred Shares are issued and outstanding. The Common Shares are listed for trading on the Toronto Stock Exchange (the “TSX”) and the Nasdaq Capital Market (the “NASDAQ”).

Record Date

The record date for the purpose of determining the Shareholders entitled to receive notice of, to attend and to vote at the Meeting has been fixed as June 12, 2023 and at any adjournment or postponement thereof. Registered Shareholders of record of Common Shares at the close of business on June 12, 2023, and their duly appointed proxyholders, will be entitled to attend and to vote at the Meeting and at all adjournments or postponements thereof.

Quorum

The by-laws of the Corporation provide that a quorum for the transaction of business at the Meeting is two persons entitled to vote at the Meeting to be present, and for not less than 5% of the issued and outstanding Common Shares to be represented in person or by proxy or by a duly authorized representative of a Shareholder. At the Meeting, every Shareholder physically present or represented by proxy at the Meeting shall have one vote and, on a poll, every Shareholder shall have one vote for each Common Share held.

Principal Shareholders

To the knowledge of the directors and executive officers of the Corporation, as at the date of this Circular no person beneficially owns, directly or indirectly, or controls or directs voting securities carrying 10% or more of the voting rights attached to the issued and outstanding Common Shares of the Corporation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth in “Interests of Certain Persons in the Arrangement” or as disclosed elsewhere in this Circular, no person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in the Arrangement. For the purpose of this paragraph, “person” shall include each person: (a) who has been a director, executive officer or insider of the Corporation at any time since the commencement of the Corporation’s twelve month period ended March 31, 2023; or (b) who is an associate or affiliate of a person as listed in (a).

SUMMARY

The following is a summary of certain information contained in this Circular, including its Appendices. This summary is not intended to be complete and is qualified in its entirety by the more detailed information appearing elsewhere in this Circular, including the Appendices hereto, all of which should reviewed carefully. Capitalized terms used in this summary without definition have the meanings ascribed to them elsewhere in this Circular or in Appendix “A”. Shareholders are urged to read this Circular and its Appendices carefully and in their entirety.

The Meeting

The Meeting will be held in person at 100 King St West, Suite 3400, Toronto, Ontario M5X 1A4 on July 12, 2023 commencing at 10:00 a.m. (Toronto Time).

Unless you vote at the Meeting in person, votes must be received by Computershare no later than the Proxy Deadline.

The Arrangement

Purpose of the Arrangement

Pursuant to the Plan of Arrangement, (i) Parent will in accordance with the steps in the Plan of Arrangement acquire Reunion and the Shareholders will be entitled to receive the Consideration, payable in cash, and (ii) each outstanding in the money Option will be exchanged for a cash payment equal to the Consideration less the exercise price of the Option (and less any applicable withholding). Any out of the money Options shall all be accelerated and cancelled.

Upon completion of the Arrangement, the Common Shares and Options will be cancelled and will be of no force and effect, in exchange for the payment, if any, that a holder of Common Shares or Options is entitled to receive pursuant to and in accordance with the terms of the Arrangement.

The Consideration of US$1.12 per Common Share represents a significant premium of approximately 43.1% over the 30-trading-day volume weighted average price of the Common Shares as of the date of the Arrangement Agreement. Based on the Bank of Canada daily exchange rate as of the close of business on May 31, 2023, this represents approximately $1.52 per Common Share in Canadian dollars.

Reunion, Parent and Purchaser entered into the Arrangement Agreement on May 31, 2023. The Arrangement Agreement sets out the steps to be taken by the respective Parties to prepare for and implement the Arrangement, contains certain covenants, representations and warranties of and from each of the Parties and contains various closing conditions which must be satisfied or waived in order for the Arrangement to be completed. In addition to being subject to the approval by Shareholders and the approval of the Court, the Arrangement is also subject to the satisfaction or waiver of certain other conditions set out in the Arrangement Agreement. For a more detailed discussion of the Arrangement Agreement, see “The Arrangement Agreement”. The full text of the Plan of Arrangement is attached to this Circular as Appendix “C”.

Background to the Arrangement

The terms of the Arrangement are the result of extensive arm’s-length negotiations between Reunion, Parent, Purchaser and their respective advisors. This Circular contains a summary of the events leading up to the negotiation of the Arrangement Agreement and the meetings, negotiations, discussions and actions between the Parties that preceded the execution and public announcement of the Arrangement.

See “The Arrangement – Background to the Arrangement”.

Reasons for the Recommendation of the Special Committee and the Board

The Special Committee and the Board, after having received the unanimous recommendation of the Special Committee, unanimously determined that the Arrangement is in the best interests of Reunion and is fair to the Shareholders. The Board unanimously recommends that Shareholders vote FOR the Arrangement Resolution.

The Special Committee and the Board reviewed and considered a significant amount of information and considered a number of factors relating to the Arrangement and potential alternatives thereto, with the benefit of advice from Reunion management and the respective financial and legal advisors to the Special Committee and the Board. The following is a summary of the principal reasons for the unanimous recommendation of the Special Committee and the Board that Shareholders vote FOR the Arrangement Resolution.

•	Immediate Premium. The Consideration of US$1.12 per Common Share represents a significant premium of approximately 43.1% over the 30-trading-day volume weighted average price of the Common Shares as of the date of the Arrangement Agreement. Based on the Bank of Canada daily exchange rate as of the close of business on May 31, 2023, this represents approximately $1.52 per Common Share in Canadian dollars.

•	Certainty of Value and Immediate Liquidity. The fact that the Consideration under the Arrangement is all cash provides Shareholders with certainty of value and immediate liquidity while eliminating the uncertainties of Reunion’s long-term business and execution risk to such Shareholders.

•	Support of Founding Shareholders. Certain founding Shareholders who own Common Shares, together representing approximately 34% of the issued and outstanding Common Shares eligible to vote at the Meeting, have entered into support and voting agreements, pursuant to which they have agreed, among other things, to support the Arrangement and to vote their Common Shares in favour of the Arrangement Resolution.

•	Support of Directors and Officers. All of the directors and officers of Reunion have entered into support and voting agreements, pursuant to which they have agreed, among other things, to support the Arrangement and to vote their Common Shares in favour of the Arrangement Resolution. These directors and officers, along with the founding Shareholders discussed above, collectively beneficially own or exercise control or direction over an aggregate of approximately 34% of the issued and outstanding Common Shares.

•	Fairness Opinion. The Board has received the Fairness Opinion from PI Financial, its independent financial advisor, which states that, as of the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications set out therein, the Consideration payable pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

•	Accelerate the Development and Growth of Reunion’s Operations. Operating under MPM’s ownership, a world-leading and reputable biotechnology investment firm, will allow Reunion to advance and broaden the reach of its therapeutic solutions.

•	Impact on Reunion’s Stakeholders. The Special Committee and the Board considered the impact of the Arrangement on all key affected stakeholders in Reunion, including Shareholders and employees, and local communities and governments with whom Reunion has relations, as well as the environment and the longterm interests of the Corporation. The terms of the Arrangement treat all key affected stakeholders of Reunion fairly.

•	Comprehensive Arm’s Length Negotiation Process. The Arrangement and the terms of the Arrangement Agreement are the result of a comprehensive arm’s length negotiation process with Purchaser and Parent that was undertaken by the Special Committee and the Board, which is comprised of members who are independent of Parent, Purchaser and their affiliates, with the assistance of management and the oversight and participation of Reunion’s legal and financial advisors, and the resulting terms and conditions are fair in the judgement of the Special Committee and the Board. The Special Committee engaged Oppenheimer as its independent financial advisors to provide advice in connection with the Arrangement and the Special Committee relied on such advice in its assessment of the Arrangement.

•	Credibility of MPM to Complete the Arrangement. MPM is a world-leading and reputable biotechnology investment firm that invests across the biotech landscape with its early stage venture capital funds, and with impact funds that invest in both private and public companies, and the Special Committee and the Board believe that MPM has the financial capability to consummate the Arrangement. The Arrangement is not subject to any financing condition. Concurrently with entering into the Arrangement Agreement, certain funds affiliated with MPM, Parent and Purchaser provided a guarantee to the Corporation, pursuant to which they guaranteed certain obligations of Purchaser and Parent under the Arrangement Agreement.

•	Shareholder Approval. The Arrangement must be approved by the affirmative vote of at least two-thirds (66 2/3%) of the votes cast on the Arrangement Resolution by Shareholders that vote at the Meeting.

•	Court Approval. The Arrangement is subject to a determination of the Court that the Arrangement is fair and reasonable, both procedurally and substantively, to the rights and interests of Shareholders and other persons affected by the Arrangement.

•	Ability to Close. Reunion and its Board and Special Committee believe that the Parties are committed to completing the Arrangement, have a proven track record of completing deals, and anticipate that the Parties will be able to complete the Arrangement, in accordance with the terms of the Arrangement Agreement, within a reasonable time and in any event prior to the Outside Date. Other than the Court and Shareholder approvals, there are no significant regulatory or third party consents or approvals required in connection with the Arrangement.

•	Superior Proposals. The Arrangement Agreement permits the Board, in the exercise of its fiduciary duties, to respond, prior to the Meeting, to certain unsolicited acquisition proposals that are more favourable, from a financial point of view, to the Shareholders, than the Arrangement, subject to compliance with certain conditions and certain ‘rights to match’ in favour of Purchaser and Parent.

•	Reasonable Termination Payment. The Termination Payment, which is credited against the Expenses Reimbursement Payment, and which are payable in certain circumstances by the Corporation, are reasonable.

•	Dissent Rights. Dissent Rights under applicable corporate law and as set out elsewhere in this Circular will be available to Registered Shareholders with respect to the Arrangement.

•	Other Factors. The Special Committee and the Board also considered the Arrangement with reference to the financial condition, financial results, prospects, lack of viable standalone plan, strategic alternatives and competitive position of Reunion, including the risks involved in achieving those prospects and following those alternatives in light of current market conditions and Reunion’s financial position and condition.

In making their respective determinations and recommendations, the Special Committee and the Board also considered a number of potential risks and other factors resulting from the Arrangement and the Arrangement Agreement, which the Special Committee and the Board concluded were outweighed by the positive substantive and procedural factors of the Arrangement described above, including the following:

•	The fact that the Arrangement will be taxable to Shareholders, who will generally be required to pay taxes on any income or gains that result from the receipt of the Consideration provided under the Arrangement.

•	The fact that, following the Arrangement, Reunion will no longer exist as an independent public corporation, the Common Shares will be de-listed from the TSX and NASDAQ, and holders of Common Shares will forgo any future increases (if any) in value that might result from future growth and potential achievement of Reunion’s long-term strategic plans.

•	The risks to Reunion during the pendency of the Arrangement and if the Arrangement is not completed, including the costs to Reunion in pursuing the Arrangement and potential alternatives thereto, the significant attention and resources required of management, in the short term, while working towards completion of the Arrangement, the restrictions on the conduct of Reunion’s business prior to the completion of the Arrangement which could delay or prevent the Corporation from undertaking business opportunities that may arise pending completion of the Arrangement, and the potential impact on Reunion’s current business, operations and relationships, including with its suppliers, customers and communities in which it operates and on Reunion’s ability to attract, retain and motivate key personnel until the completion of the Arrangement.

•	The risk that the Arrangement may not be completed despite the Parties’ efforts or that completion of the Arrangement may be unduly delayed, even if the Requisite Shareholder Approval is obtained, including the possibility that conditions to the Parties’ obligations to complete the Arrangement may not be satisfied, certain rights of Parent to terminate the Arrangement Agreement under certain circumstances, and the potential resulting negative impact this could have upon Reunion’s business.

•	The limitations contained in the Arrangement Agreement on Reunion’s ability to solicit additional interest from third parties, counterbalanced by the ‘superior proposal’ provisions contained in the Arrangement Agreement, and the fact that if the Arrangement Agreement is terminated under certain circumstances Reunion must pay the Termination Payment and/or Expenses Reimbursement Payment to Parent (provided that the Termination Payment is credited against the Expenses Reimbursement Payment and vice versa and in no case would payments by Reunion to Parent exceed the cap of the Expenses Reimbursement Payment).

•	The fact that if the Arrangement Agreement is terminated and Reunion decides to seek another transaction or business combination, it may be unable to find a party willing to pay greater or equivalent value compared to the Consideration being provided to the Shareholders under the Arrangement.

In arriving at their respective recommendations and determinations, the Special Committee and the Board also considered the information, data, and conclusions contained in the Fairness Opinion.

The foregoing discussion of the information and factors considered by the Special Committee and the Board is not, and is not intended to be, exhaustive but addresses the material information and factors considered by the Special Committee and the Board in their review and consideration of the Arrangement, including factors that support as well as could weigh against the Arrangement. In view of the numerous factors considered in connection with the evaluation of the Arrangement, the Special Committee and the Board did not find it practicable to, and therefore did not, quantify or otherwise attempt to assign relative weight to specific factors or methodologies in reaching their respective conclusions and recommendations. In addition, the individual members of the Special Committee and the Board may have given different weight to different factors. The conclusions and recommendations of the Special Committee and the Board, respectively, were made after considering the totality of the information and factors involved.

The Special Committee and the Board realized that there are risks associated with the Arrangement, including that some of the potential benefits described in this Circular may not be realized or that there may be significant costs associated with realizing such benefits. The Special Committee and the Board believe that the factors in favour of the Arrangement outweigh the risks and potential disadvantages, although there can be no assurance in this regard. See “Risk Factors”.

For a list of certain factors and potential advantages and disadvantages considered, see “The Arrangement – Reasons for the Arrangement”.

Effect of the Arrangement

The following description of the Arrangement is qualified in its entirety by reference to the full text of (i) the Arrangement Agreement, a copy of which is available on SEDAR (www.sedar.com) under Reunion’s issuer profile, and (ii) the Plan of Arrangement, a copy of which is attached as Appendix “C” of this Circular.

Shareholders are urged to read the Arrangement Agreement and the Plan of Arrangement, carefully and in their entirety.

If completed, the Arrangement will result in the acquisition by Parent of Reunion, pursuant to which the Shareholders will be entitled to receive the Consideration, payable in cash. All of the outstanding Options will be exchanged at an amount equal to the amount of the Consideration (minus the applicable exercise price, as applicable). Any out of the money Options shall all be accelerated and cancelled.

Pursuant to the Plan of Arrangement, a copy of which is attached as Appendix “C” hereto, at the Effective Time, each of the following events shall occur and shall be deemed to occur sequentially in the order as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at one-minute intervals starting at the Effective Time:

a)	Each Option, whether vested or unvested, outstanding immediately prior to the Effective Time, shall, notwithstanding the terms of the Corporation Equity Plan and any and all award or similar agreements relating to the Option and without any further action by or on behalf of the holder thereof, be deemed to have fully vested and be deemed to be assigned and surrendered by such holder to the Corporation in exchange for a cash payment equal to the excess, if any, of the Consideration per Common Share over the exercise price of such Option, less any applicable withholdings pursuant to Section 4.03 of the Plan of Arrangement, and such Option shall be immediately cancelled. For greater certainty, if the exercise price of any Option is equal to or greater than the Consideration per Common Share, such Option shall be cancelled at the Effective Time without any cash payment or other consideration being made in respect thereof.

b)	(i) Each holder of Options shall cease to be the holder of such Options and to have any rights as holder of Options other than the right to receive the consideration to which they are entitled pursuant to Section 2.03(a) of the Plan of Arrangement at the time and in the manner specified in Section 2.03(a) and Section 4.01 of the Plan of Arrangement, as applicable, (ii) such holder’s name shall be removed from each applicable register of holders of Options maintained by or on behalf of the Corporation; and (iii) the Corporation Equity Plan and any and all award or similar agreements relating to the Options shall be terminated and shall be of no further force and effect.

c)	Each Common Share held by a Dissenting Holder shall be, and shall be deemed to be, transferred by the holder thereof, free and clear of all Encumbrances, to the Corporation for a debt claim against the Corporation (to be settled by the Corporation with its own available funds on hand and not funds directly or indirectly provided by Parent, Purchaser or any Affiliate of Parent or Purchaser) for the amount therefor determined under Article 3 of the Plan of Arrangement, and: (i) the name of such Dissenting Holder shall be removed from the register of Shareholders maintained by or on behalf of the Corporation and such Common Share shall be cancelled and cease to be outstanding; and (ii) such Dissenting Holder shall cease to be the holder of such Common Share or to have any rights as a Shareholder other than the right to be paid the fair value for such Common Share as set out in Article 3 of the Plan of Arrangement.

d)	The stated capital of RNI CAN shall be, and shall be deemed to be, reduced, without any payment or distribution thereof by RNI CAN, by deducting that amount from the stated capital account maintained by RNI CAN for its issued and outstanding shares so that the aggregate stated capital is C$1.00 in respect of all of the issued and outstanding shares of RNI CAN.

e)	The Corporation and RNI CAN shall amalgamate (the “RNI MergerCo Amalgamation”) to form one corporation (“RNI MergerCo”) with the same effect as if they had amalgamated pursuant to section 181 and section 184 of the CBCA and a certificate of amalgamation had been issued under the CBCA, and shall thereafter continue as one corporation in accordance with the following:

i.	Name: The name of RNI MergerCo shall be “Reunion Neuroscience Inc.”

ii.	Registered office: The registered office of RNI MergerCo shall be the registered office of the Corporation immediately prior to the RNI MergerCo Amalgamation.

iii.	Restrictions on Business: None.

iv.	Articles: The Articles of Arrangement shall be deemed to be the articles of amalgamation of RNI MergerCo and the Certificate of Arrangement shall be deemed to be the certificate of amalgamation of RNI MergerCo.

v.	Restrictions on Transfer: None.

vi.	Number of Directors: RNI MergerCo shall have a minimum of one (1) director and a maximum of 15 directors, until changed in accordance with the CBCA.

vii.	First Directors: The directors of RNI MergerCo shall be the same as the directors of the Corporation immediately prior to the RNI MergerCo Amalgamation.

viii.	Appointment of Additional Directors: The directors may appoint one or more additional directors who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.

ix.	Share Capital: The share provisions and authorized share capital of RNI MergerCo shall be the same as the share provisions and authorized share capital of the Corporation immediately prior to the RNI MergerCo Amalgamation.

x.	Shares: All shares of RNI CAN shall be cancelled without any repayment of capital in respect thereof; no shares will be issued by RNI MergerCo in connection with the RNI MergerCo Amalgamation and all Common Shares of the Corporation existing prior to the RNI MergerCo Amalgamation shall be unaffected and shall continue as Common Shares of RNI MergerCo and shall be deemed to be or have been validly issued and outstanding as fully paid and non-assessable shares for all purposes of the CBCA.

xi.	Stated Capital: The stated capital account of the Common Shares shall be equal to the stated capital account in respect of the Common Shares of the Corporation immediately prior to the RNI MergerCo Amalgamation.

xii.	By Laws: The by-laws of RNI MergerCo shall be the same as those of the Corporation in place immediately prior to the RNI MergerCo Amalgamation.

xiii.	Effect of Amalgamation: The provisions of subsections 186(a) to (g) of the CBCA shall apply to the RNI MergerCo Amalgamation with the result that:

A.	the property of each of the Corporation and RNI CAN continues to be the property of RNI MergerCo;

B.	RNI MergerCo continues to be liable for the obligations of each of the Corporation and RNI CAN;

C.	an existing cause of action, claim or liability to prosecution against the Corporation or RNI CAN is unaffected;

D.	a civil, criminal or administrative action or proceeding pending by or against the Corporation or RNI CAN may be continued to be prosecuted by or against RNI MergerCo; and

E.	a conviction against, or ruling, order or judgment in favour of or against, the Corporation or RNI CAN may be enforced by or against RNI MergerCo.

f)	RNI MergerCo shall transfer all of its Canadian business assets (including all Canadian intellectual property rights but excluding any intellectual property rights pertaining to any jurisdiction other than Canada) (the “Transferred Assets”) and associated liabilities and employees to New CanSub in exchange for shares of New CanSub having a fair market value equal to the fair market value of the Transferred Assets less the fair market value of any associated liabilities assumed by New CanSub.

g)	Parent shall subscribe for shares of Purchaser for cash equal to the aggregate Consideration. Purchaser shall add the amount equal to the aggregate Consideration to the stated capital account for the shares of Purchaser.

h)	RNI MergerCo and Purchaser shall amalgamate (the “New RNI Amalgamation”) to form one corporation (“New RNI”) with the same effect as if they had amalgamated pursuant to section 181 of the CBCA and a certificate of amalgamation had been issued under the CBCA, and shall thereafter continue as one corporation in accordance with the following:

i.	Name: The name of New RNI shall be “Reunion Neuroscience Inc.”

ii.	Registered office: The registered office of New RNI shall be the registered office of RNI MergerCo immediately prior to the New RNI Amalgamation.

iii.	Restrictions on Business: None.

iv.	Articles: The Articles of Arrangement shall be deemed to be the articles of amalgamation of New RNI and the Certificate of Arrangement shall be deemed to be the certificate of amalgamation of New RNI.

v.	Restrictions on Transfer: None.

vi.	Number of Directors: New RNI shall have a minimum of one (1) director and a maximum of 15 directors, until changed in accordance with the CBCA.

vii.	First Directors: The directors of New RNI will be the individuals set out below:

Full Name	Address
Ansbert Gadicke	399 Boylston Street, Suite 1100, Boston, MA 02116
Kristen Laguerre	399 Boylston Street, Suite 1100, Boston, MA 02116
Jonathan See	Suite 5300, 66 Wellington Street West, Toronto, ON M5K 1E6

viii.	Appointment of Additional Directors: The directors may appoint one or more additional directors who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.

ix.	Share Capital: The share provisions and authorized share capital of New RNI shall be as set out on Exhibit A to the Plan of Arrangement.

x.	Shares:

A.	Each issued and outstanding share of Purchaser held by Parent shall be exchanged for one Class A common share of New RNI; and the name of Parent shall be added to the register of holders of such Class A common share as the sole holder thereof; and

B.	Each issued and outstanding Common Share of RNI MergerCo shall be exchanged for one preferred share of New RNI redeemable for cash equal to the Consideration per Common Share (a “RNI Preferred Share”); and the name of each holder of Common Shares so exchanged will be deemed to be removed from the register of holders of Common Shares maintained by or on behalf of the Corporation and will be deemed to be added to the register of holders of RNI Preferred Shares issued to such Shareholders, and, in each case, shall be deemed to be or have been validly issued and outstanding as fully paid and non-assessable shares for all purposes of the CBCA.

xi.	Stated Capital: The stated capital account of the Class A common shares of New RNI shall be equal to the stated capital account in respect of the Common Shares of RNI MergerCo; and the stated capital account of RNI Preferred Shares of New RNI shall be equal to the stated capital account in respect of the shares of Purchaser, in each case, immediately prior to the New RNI Amalgamation.

xii.	By Laws: The by-laws of New RNI shall be the same as those of RNI MergerCo in place immediately prior to the New RNI Amalgamation.

xiii.	Effect of Amalgamation: The provisions of subsections 186(a) to (g) of the CBCA shall apply to the New RNI Amalgamation with the result that:

A.	the property of each of RNI MergerCo and Purchaser continues to be the property of New RNI;

B.	New RNI continues to be liable for the obligations of each of the RNI MergerCo and Purchaser;

C.	an existing cause of action, claim or liability to prosecution against RNI MergerCo or Purchaser is unaffected;

D.	a civil, criminal or administrative action or proceeding pending by or against RNI MergerCo or Purchaser may be continued to be prosecuted by or against New RNI; and

E.	a conviction against, or ruling, order or judgment in favour of or against, RNI MergerCo or Purchaser may be enforced by or against New RNI.

i)	Each RNI Preferred Share outstanding immediately after the New RNI Amalgamation, without any further action by or on behalf of a holder of such RNI Preferred Share (being any Shareholder other than a Dissenting Holder), shall be deemed to be redeemed by New RNI in exchange for the Consideration per Common Share, and:

i.	the holders of such RNI Preferred Shares shall cease to be the holders of such RNI Preferred Shares and to have any rights as holders of such RNI Preferred Shares other than the right to be paid the Consideration per Common Share in accordance with the Plan of Arrangement less any withholdings pursuant to Section 4.03 of the Plan of Arrangement; and

ii.	such holders’ names shall be deemed to be removed from the register of the RNI Preferred Shares maintained by or on behalf of New RNI and such RNI Preferred Shares shall be cancelled and cease to be outstanding.

See “The Arrangement – Effect of the Arrangement”.

Recommendation of the Special Committee

The Special Committee unanimously: (i) determined that the Arrangement is in the best interests of Reunion; (ii) determined that the Arrangement is fair to the Shareholders; (iii) recommended that the Board recommend that the Shareholders vote FOR the Arrangement Resolution; and (iv) recommended that the Board approve the Arrangement and the entry into the Arrangement Agreement and all related agreements.

Recommendation of the Board

The Board has unanimously: (i) determined that the Arrangement is in the best interests of Reunion; (ii) determined that the Arrangement is fair to the Shareholders; (iii) resolved to recommend that the Shareholders vote FOR the Arrangement Resolution; and (iv) authorized the execution of and approved the Arrangement Agreement and all related agreements and the transactions contemplated thereby.

Accordingly, the Board unanimously recommends that Shareholders vote FOR the Arrangement Resolution.

See “The Arrangement – Recommendations of the Board”.

Fairness Opinion

In deciding to recommend approval of the Arrangement the Special Committee and the Board, considered, among other things, the Fairness Opinion, which states that, as of the date of such opinion, and based on and subject to the assumptions, limitations and qualifications set out therein, the Consideration payable pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

See “The Arrangement – Fairness Opinion” and the full text of the Fairness Opinion, which is attached as Appendix “F” to this Circular.

Voting Support Agreements

Certain founding Shareholders, as well as all of the directors and officers of the Corporation, who collectively own or exercise control over approximately 34% of the issued and outstanding Common Shares, have entered into Voting Support Agreements with Purchaser pursuant to which they have agreed to, among other things, support and vote in favour of the Arrangement Resolution, subject to the provisions of such agreements.

See “The Arrangement – Voting Support Agreements”.

The Arrangement Agreement

Parties to the Arrangement Agreement

Reunion is a clinical-stage biopharmaceutical company committed to developing innovative and patented therapeutic solutions for underserved mental health conditions. The Corporation’s lead asset, RE104, a proprietary, novel, serotonergic psychedelic compound and the only 4-OH-DiPT prodrug in clinical development, is being developed as a potential treatment for postpartum depression that could provide rapid symptom relief and durable efficacy. RE104 is protected under U.S. Patent No. 11,292,765 issued on April 5, 2022 (priority June 30, 2020), with claims for composition of matter, methods of manufacturing, formulations and methods of use for a genus of hemiester tryptamines, including RE104, which could provide protection out to June 30, 2041. Reunion is also developing the RE200 series, which includes preclinical compounds with enhanced receptor selectivity to address additional therapeutic applications. The Common Shares are listed on the TSX and NASDAQ and trade under the symbol “REUN”.

Parent is a limited liability company formed under the laws of Delaware. Purchaser is a corporation existing under the laws of the Province of Ontario, which will be continued to the CBCA prior to the Effective Date. Parent and Purchaser are affiliates of MPM, a world-leading and reputable biotechnology investment firm that invests across the biotech landscape with its early stage venture capital funds, and with impact funds that invest in both private and public companies.

Arrangement Agreement and Plan of Arrangement

The following is a summary only of certain of the material terms of the Arrangement Agreement and is qualified in its entirety by the full text of the Arrangement Agreement and the Plan of Arrangement. A copy of the Arrangement Agreement is available SEDAR (www.sedar.com) under Reunion’s issuer profile. The Plan of Arrangement is attached hereto as Appendix “C”. Shareholders are urged to read the Arrangement Agreement and the Plan of Arrangement, carefully and in their entirety.

The completion of the Arrangement is subject to the satisfaction or waiver of certain closing conditions set out in the Arrangement Agreement. These conditions include, among others, approval of the Arrangement Agreement by the Shareholders, Court approval and holders of not more than 5% of the issued and outstanding Common Shares having validly exercised Dissent Rights that have not been withdrawn as of the Effective Date. Unless another time or date is agreed to in writing by the Parties, Reunion shall send the Articles of Arrangement to the Director on the third Business Day after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions set out in the Arrangement Agreement (excluding conditions that, by their terms, are to be satisfied on the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date).

In addition to certain covenants, representations and warranties made by each of Reunion and Purchaser in the Arrangement Agreement, Reunion has provided certain non-solicitation covenants, subject to the right of the Board to respond to a written unsolicited Acquisition Proposal that constitutes or may reasonably be expected to constitute or lead to a Superior Proposal, and the right of Purchaser to match any such Superior Proposal within five Business Days.

The Arrangement Agreement may be terminated by mutual written agreement of the Parties, or by any Party in certain circumstances as more particularly set forth in the Arrangement Agreement. Subject to certain limitations, either Party may also terminate the Arrangement Agreement if the Effective Date has not occurred by the Outside Date.

See “The Arrangement Agreement” and the full text of the Arrangement Agreement, which is available on SEDAR (www.sedar.com) under Reunion’s issuer profile.

Procedure for the Arrangement to Become Effective

Procedural Steps

The Arrangement is proposed to be carried out pursuant to Section 192 of the CBCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)	the Arrangement Resolution must be approved by the Shareholders at the Meeting by the Requisite Shareholder Approval and in the manner set forth in the Interim Order;

(b)	the Court must grant the Final Order approving the Arrangement;

(c)	all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate Party; and

(d)	the Final Order, the Articles of Arrangement and related documents, in the form prescribed by the CBCA, must be filed with the Director.

There is no assurance that the conditions set out in the Arrangement Agreement will be satisfied or waived on a timely basis or at all.

Upon the conditions precedent set forth in the Arrangement Agreement being fulfilled or waived, Reunion intends to file a copy of the Final Order and the Articles of Arrangement with the Director under the CBCA, together with such other materials as may be required by the Director, in order to give effect to the Arrangement.

See “Procedure for the Arrangement to Become Effective – Procedural Steps”.

Shareholder Approval

Pursuant to the terms of the Interim Order, the Arrangement Resolution must, subject to further order of the Court, be approved by not less than two-thirds (66 2/3%) of the votes cast by Shareholders, present in person or represented by proxy at the Meeting.

The Arrangement Resolution must receive the Requisite Shareholder Approval in order for Reunion to seek the Final Order and implement the Arrangement on the Effective Date in accordance with the terms of the Final Order. If the Arrangement Resolution is not approved by the Requisite Shareholder Approval, the Arrangement cannot be completed.

Pursuant to the Interim Order, the quorum required at the Meeting will be two persons entitled to vote at the Meeting to be present, and for not less than 5% of the issued and outstanding Common Shares to be represented in person or by proxy or by a duly authorized representative of a Shareholder.

See “Procedure for the Arrangement to Become Effective – Requisite Shareholder Approval” and “Procedure for the Arrangement to Become Effective – Canadian and United States Securities Law Matters”.

Court Approval

On June 13, 2023, the Court granted the Interim Order providing for the calling and holding of the Meeting, the Dissent Rights and certain other procedural matters. The full text of the Interim Order is attached as Appendix “D” to this Circular. On June 9, 2023, the Corporation filed the Notice of Application for Final Order to approve the Arrangement. A copy of the Notice of Application for Final Order is attached as Appendix “G” to this Circular.

Subject to the Arrangement Resolution receiving the Requisite Shareholder Approval at the Meeting, the hearing in respect of the Final Order is expected to take place on or about July 14, 2023 at 9:30 a.m. (Toronto time) by video conference, or as soon thereafter as is reasonably practicable. Any Shareholder who wishes to appear or be represented and to present evidence or arguments must serve and file a Notice of Appearance and satisfy any other requirements of the Court. The Court will consider, among other things, the fairness and reasonableness of the Arrangement and the rights of every Person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

Shareholders who wish to participate in or be represented at the Court hearing for the Final Order should consult their legal advisors as to the necessary requirements.

See “Procedure for the Arrangement to Become Effective – Court Approval”.

Regulatory Matters

Following the completion of the Arrangement, it is expected that the Common Shares will be delisted from the TSX and NASDAQ.

Procedure for Receipt of Consideration

Enclosed with this Circular is a Letter of Transmittal, which, when duly completed and executed and returned together with the original certificate(s) or DRS Advice(s) representing Common Shares and such additional documents and instruments as the Depositary may reasonably require, will enable such Shareholder to receive the consideration that such Shareholder is entitled to receive under the Arrangement. Additional copies of the Letter of Transmittal are available by contacting the Depositary at the numbers listed thereon. The Letter of Transmittal is also available on SEDAR (www.sedar.com) under Reunion’s issuer profile.

Any certificate or DRS Advice that immediately prior to the Effective Time represented Common Shares that is not duly surrendered, on or before the third anniversary of the Effective Date shall cease to represent a claim by or interest of any former Shareholder of any kind or nature against or in the Corporation, Parent, Purchaser or any other Person. On such date, all cash to which such former Shareholder was entitled shall be deemed to have been surrendered and forfeited to Purchaser, and shall be paid over by the Depositary to Purchaser or as directed by Purchaser.

Non-registered Shareholders must contact their Intermediary to deposit their Common Shares.

Under the Plan of Arrangement, each Option, whether vested or unvested, outstanding immediately prior to the Effective Time, will, without any further action by or on behalf of the holder, be deemed to have fully vested and be deemed to be assigned and surrendered by such holder to the Corporation in exchange for a cash payment equal to the excess, if any, of the Consideration per Common Share over the exercise price of such Option, less any applicable withholdings, and such Option will be immediately cancelled. For greater certainty, if the exercise price of any Option is equal to or greater than the Consideration per Common Share, such Option will be cancelled at the Effective Time without any cash payment or other consideration being made in respect thereof. See “Procedure for the Arrangement to Become Effective – Procedure for Receipt of Consideration”.

Dissent Rights

Pursuant to the Interim Order, Dissenting Holders are entitled, in addition to any other right such Dissenting Holder may have, to dissent and to be paid by the Corporation the fair value of the Common Shares held by such Dissenting Holder in respect of which such Dissenting Holder dissents, determined as of the close of business on the day before the Arrangement Resolution is adopted by the Shareholders at the Meeting and provided the Arrangement is completed in respect of such Shareholders. A Dissenting Holder may dissent only with respect to all of the Common Shares held by such Dissenting Holder, or on behalf of any one beneficial owner, and registered in the Dissenting Holder’s name. Only Registered Shareholders are entitled to dissent. Non-registered Shareholders who wish to dissent should be aware that they may only do so through the registered holder of such Common Shares. An Intermediary (including CDS) who holds Common Shares as nominee for any Non-registered Shareholder who wishes to dissent must exercise the Dissent Right on behalf of such Non-registered Shareholders with respect to all of the Common Shares held for such Non-registered Shareholders. In such case, the written objection to the Arrangement Resolution should set forth the number of Common Shares covered by it.

In no circumstances shall the Parties or any other Person be required to recognize a Person exercising Dissent Rights unless such Person (a) is the registered holder of those Common Shares in respect of which such rights are sought to be exercised as of the Record Date of the Meeting and as of the deadline for exercising such Dissent Rights; (b) has not voted or instructed a proxyholder to vote such Common Shares in favour of the Arrangement Resolution; and (c) has strictly complied with the procedures for exercising Dissent Rights and has not withdrawn such dissent prior to the Effective Time.

No rights of dissent shall be available to holders of Options in connection with the Arrangement.

See “Dissent Rights”.

Certain Canadian Federal and United States Federal Income Tax Considerations

This Circular contains a summary of certain Canadian federal and United States federal income tax considerations generally applicable to certain holders of Common Shares who dispose of their Common Shares under the Arrangement. See “Certain Canadian Federal and United States Federal Income Tax Considerations”.

All Shareholders should consult their own tax advisors for advice with respect to the Canadian and United States income tax and other, including federal, state, local and foreign tax, consequences applicable to them in respect of the Arrangement.

This Circular does not address the tax consequences of the Arrangement to holders of Options or any other employment-related equity award. Such holders should consult their own tax advisors in this regard.

Timing

If the Meeting is held as scheduled and is not adjourned or postponed and the Requisite Shareholder Approval for the Arrangement Resolution is obtained at the Meeting, Reunion will apply to the Court for the Final Order approving the Arrangement on or around July 14, 2023. If the Final Order is obtained on July 14, 2023, in a form acceptable to Reunion and Parent, each acting reasonably, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, Reunion expects the Effective Date to be on or around July 18, 2023.

The Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding at and after, the Effective Time without any further act or formality required on the part of any Person.

The Effective Date could be delayed for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order.

See “TIMING”.

Risk Factors

Shareholders voting FOR the Arrangement Resolution will be choosing to receive the Consideration as payment for their Common Shares. If the Arrangement Resolution is approved and the Arrangement is completed, Shareholders will receive the Consideration for every Common Share held by them as of the close of business on the Record Date. The Arrangement involves various risks.

The following is a list of certain risk factors associated with the Arrangement, which Shareholders should carefully consider in evaluating whether to approve the Arrangement Resolution:

•	the conditions to the completion of the Arrangement, including receipt of the Requisite Shareholder Approval and Court approval, the satisfaction of the Minimum Closing Net Cash Amount as of the Cash Determination Time and the resolution of Reunion’s obligations in respect of Reunion’s lease guarantees and other obligations of third parties may not be satisfied or waived, which may result in the Arrangement not being completed;

•	the timing of the Meeting and the Final Order and the anticipated Effective Date may be changed or delayed;

•	the Arrangement Agreement may be terminated by either Party under certain circumstances, including by Parent as a result of the occurrence of a Material Adverse Effect;

•	the Termination Payment and Expenses Reimbursement Payment provided under the Arrangement Agreement may discourage other parties from attempting to acquire the Corporation;

•	Reunion will incur costs relating to the Arrangement, regardless of whether the Arrangement is completed or not completed;

•	if the Arrangement is completed, Shareholders will receive the Consideration of US$1.12 in cash per Common Share and will not have an opportunity to receive the benefit from any increase in value in Reunion’s business in the future;

•	failure to complete the Arrangement could negatively impact the price of Common Shares, future business and operations;

•	if the Arrangement is not completed, the Corporation may be required, in certain circumstances, to pay the Termination Payment and/or the Expenses Reimbursement Payment to Parent; and

•	if the Arrangement is not completed, the Shareholders will not receive the Consideration and Reunion will continue to be subject to various risks related to its ongoing business.

The risk factors listed above are an abbreviated list of risk factors summarized elsewhere in this Circular, the Reunion annual information form and the Reunion’s annual Management’s Discussion and Analysis for the three months and fiscal year ended March 31, 2022 and March 31, 2021, each of which are incorporated in this Circular by reference. Readers are cautioned that such risk factors are not exhaustive. See “Risk Factors”. Securityholders should carefully consider all such risk factors in evaluating whether to approve the Arrangement Resolution.

THE ARRANGEMENT

Background to the Arrangement

The Arrangement Agreement is the result of extensive arm’s length negotiations among the Corporation, Parent, Purchaser and their respective advisors. The following is a summary of the principal events leading to the signing of the Arrangement Agreement and the announcement thereof. References to MPM in this section include all affiliates of MPM, including Parent and Purchaser.

The Reunion Board and senior management regularly review the Corporation’s overall corporate strategy and long-term strategic plan with a view to enhancing shareholder value, including assessing the relative merits of continuing as an independent enterprise, the market for and potential terms of prospective debt and equity offerings, potential acquisitions and strategic investments and transactions. In order to facilitate this review, the Board may from time to time engage external financial advisors, prospective underwriters and counsel to assist with its review and analysis of Reunion’s various strategic alternatives. In all cases, confidentiality agreements were executed as a prerequisite to engaging in strategic discussions and the sharing of information.

On November 9, 2022, members of management of the Corporation spoke with representatives from an arm’s length third party (“Third Party 1”), as a part of a broader Reunion outreach to at least 25 potential equity investors and strategic partners.

During the week of November 10, 2022, members of senior management of the Corporation met with representatives of Third Party 1 in person, and on November 18, 2022, Third Party 1 and Reunion entered into a confidentiality agreement. During the remainder of November 2022, management of Reunion and representatives of Third Party 1 exchanged email communications with updates on Reunion’s business as part of discussions concerning a potential transaction.

On November 11, 2022, the Board met to consider a non-binding indication of interest received from another arm’s length third party (“Third Party 2”) and, after a thorough discussion and receipt of legal advice from Bennett Jones LLP (“Bennett Jones”), outside legal counsel to Reunion, determined that the proposal from Third Party 2 did not provide the basis for an accretive and executable transaction, and determined not to pursue discussions concerning a potential transaction with Third Party 2 at such time. On November 17, 2022, the Corporation entered into a nondisclosure agreement with Third Party 2, including a six-month standstill, however, no immediate substantive discussions occurred beyond the initial determination not to pursue discussions described in the prior sentence.

On November 30, 2022, Third Party 1 provided a list of diligence inquiries regarding Reunion’s business, clinical and non-clinical position, and financial position, in anticipation of a meeting scheduled to be held between the parties on December 5, 2022.

On December 1, 2022, a call took place between Third Party 1 and certain members of management of Reunion to discuss a potential initial transaction structure involving a potential purchase of all of the Common Shares of Reunion by Third Party 1. The next day, a further call between Third Party 1 and certain members of senior management of Reunion concerning potential transaction structures took place.

On December 5, 2022, a presentation by senior management of Reunion to Third Party 1 on the Corporation, RE-104 and overall business plans and objectives took place and, later that same day, Third Party 1 management met with Greg Mayes, Chief Executive Officer of the Corporation, to discuss follow-ups from the December 5, 2022 meeting.

On December 7, 2022, members of Reunion management attended a Third Party 1 investment committee meeting. Following the meeting, representatives of Third Party 1 had a phone call with Mr. Mayes to discuss process and transaction structure.

On December 8, 2022, a further call between Reunion management and Third Party 1 took place. On December 12, 2022, Reunion management provided a presentation on clinical data to Third Party 1 in connection with their ongoing discussions.

On December 13, 2022, further email correspondence took place between Reunion management and Third Party 1.

On December 15, 2022, a phone call took place between Reunion management and Third Party 1 regarding, among other things, a potential transaction structure. A further call took place on December 19, 2022.

On January 4, 2023, a phone call took place between Reunion management, Third Party 1 and counsel to Third Party 1 to discuss a potential transaction structure. Following those discussions, on January 5, 2023, Third Party 1 provided a proposed non-binding letter of intent to acquire all of Reunion’s Common Shares. After initial discussions on January 5, 2023 between Reunion and Third Party 1, Third Party 1 provided an updated non-binding letter of intent to acquire all of Reunion’s Common Shares.

On January 10, 2023, a meeting of the Board took place to discuss the strategic transaction process, the non-binding offer from Third Party 1, the creation of a special committee and other matters relating to the Corporation’s business and affairs. The Board informally agreed to create a special committee consisting of Dieter Weinand, Ellen Lubman (Chair) and Barry Fishman, all independent members of the Board.

Bennett Jones was consulted to discuss the circumstances in which a special committee of the Board would be required or advisable and the fiduciary duties of directors in the context of a potential strategic or other change of control transaction. After discussions and having considered the advice of Bennett Jones, on January 10, 2023, the Board discussed the potential formation of a special committee of the Board to consist of Ellen Lubman, Dieter Weinand and Barry Fishman to consider strategic alternatives on behalf of the Board.

On January 10, 2023, Bennett Jones delivered a memorandum to the Board setting out the obligations of the Board and the Special Committee in the context of a change of control or other strategic transaction, including the appropriate process to follow upon receipt of an offer from a third party and their legal and fiduciary duties. The directors were provided with an opportunity to ask questions and received responses from Bennett Jones. Also, at such Board meeting, Oppenheimer & Co. (“Oppenheimer”) presented to the Board on recent equity market offering comparables for drug development companies with similar market capitalizations, and addressed questions from the Board.

On January 11, 2023, certain of the Corporation’s founders met with Mr. Mayes regarding the proposed transaction involving Third Party 1 and strategic alternatives. Each of the non-director founders executed confidentiality agreements with the Corporation in advance of the meeting.

On January 12, 2023, the Special Committee held its first meeting to review and discuss the potential transaction involving Third Party 1 and alternatives thereto, strategic transaction process, advisors, next steps, including consideration of the offer from Third Party 1. Oppenheimer attended the meeting and presented to the Special Committee on its potential engagement as exclusive financial advisor to the Special Committee.

On January 17, 2023, the Special Committee met to further discuss the potential transaction with Third Party 1 and ongoing strategic process. Additionally a call took place between Oppenheimer and certain of the Reunion founders concerning the strategic transaction process and potential offers.

On January 18, 2023, Oppenheimer, at the request of and on behalf of the Special Committee, reached out to dozens of potential strategic and financial counterparties, including parties such as Third Party 2 that had previous discussions with Reunion senior management and who were already the subject of, or agreed to enter into, confidentiality agreements, to discuss potential strategic transactions and alternatives. Additionally, that same day, the Reunion founders shared their views with the Corporation concerning Third Party 1’s draft non-binding letter of intent.

On January 19, 2023, the Special Committee held a meeting regarding the Third Party 1 offer and response and discussed feedback from the Corporation’s founders, as well as general updates on the transaction process and alternatives. Additionally, on January 19, 2023, the Special Committee formally engaged Oppenheimer as the exclusive financial advisor to the Special Committee.

On January 20, 2023, the Board ratified the formation of the Special Committee to assist in evaluating and negotiating a proposed transaction. The Board also approved a broad mandate of the Special Committee that included responsibility for, among other things, reviewing and considering any proposal relating to a proposed transaction, supervising and managing a process for evaluating a proposed transaction and making recommendations to the Board in respect of any proposed transaction. In carrying out its responsibilities, the Special Committee was authorized to, among other things, retain financial, legal and other advisors if required or considered to be appropriate in the circumstances.

On January 20, 2023, Reunion management provided comments to Third Party 1’s draft letter of intent, and held a phone call with Third Party 1 to discuss its comments.

On January 20, 2023, outside counsel for Mindset Pharma Inc. (“Mindset”) wrote to Joseph del Moral, founder and Chairman of Reunion, regarding Mindset’s purported claim to patent rights covering Reunion’s RE-104 compound.

On January 23, 2023, Third Party 1 provided to Reunion management a list of key outstanding transaction issues for discussion between the parties.

On January 24, 2023, the Special Committee met to discuss process and next steps for potential transactions and alternatives thereto, including receiving advice from Oppenheimer and outside legal counsel.

On January 26, 2023, the Special Committee met to discuss its responses to Third Party 1, including feedback on the list of key outstanding transaction issues.

On January 27, 2023, Third Party 1 communicated to Reunion management a further amended non-binding “best and final” offer. On that same day, Reunion management held a diligence call with another arm’s length party (“Third Party 3”) that had expressed interest in a potential strategic transaction involving Reunion and was subject to a preexisting confidentiality agreement.

On January 30, 2023, Reunion management held a diligence call with Third Party 2. The next day, Third Party 2 amended its previous offer and provided an updated non-binding letter of intent to Reunion. The Special Committee met and agreed to hold further due diligence calls with each of Third Party 1 and Third Party 3. The Special Committee also reviewed and considered the amended non-binding offer from Third Party 2, and determined the offer from Third Party 2 was likely inferior to the offer from Third Party 1. The Special Committee also noted that Third Party 2 was a potential competitor and was hesitant to provide additional diligence detail to Third Party 2. The Special Committee determined to continue discussions with Third Party 1 and Third Party 3 given the potential intellectual property allegations from Mindset.

On February 2, 2023, the Special Committee held a meeting regarding its ongoing strategic process and the due diligence calls with prospective investors and other third parties that had expressed an interest in a potential transaction involving Reunion. Oppenheimer and outside legal counsel were present at and provided advice to the Special Committee at the meeting.

On February 3, 2023, the Board had a meeting in which a presentation was made regarding the ongoing due diligence and results thereof, as well as an update on discussions with potential counterparties by senior management and the Special Committee. Additionally, Reunion senior management held further due diligence calls with Third Party 3 and Third Party 1, including concerning Reunion’s intellectual property (“IP”) and business.

On February 6 and February 9, 2023, the Special Committee held further meetings to discuss updates to the transaction process, to receive legal and financial advice and to discuss the ongoing discussions with Third Party 1 and Third Party 3.

During the week of February 6. 2023, both Third Party 3 and Third Party 1 advised Reunion that they were not interested in pursuing a transaction given the Corporation’s current IP issue arising from the letter sent to Reunion by Mindset Pharma Inc.

On February 13, 2023, legal counsel for Reunion responded to Mindset’s purported claim to certain patent rights, explaining that although Reunion was amenable to exploring a commercial resolution, it had serious concerns about the validity, inventorship, enforceability and ultimate ownership of the Mindset patent application.

On February 14, 2023, the Special Committee met to discuss ongoing strategic process and status of discussions and due diligence. Oppenheimer and outside legal counsel were present at and provided advice to the Special Committee at the meeting.

On February 15, 2023, members of Reunion management met with Mindset to discuss the alleged IP issues.

Also, on February 15, 2023, members of Reunion management met with members of management of another life sciences company (“Third Party 4”) regarding a potential strategic transaction.

After February 15, 2023, the Corporation determined to delay the strategic process in order to pursue a resolution of Reunion’s IP issue with Mindset, and to address its lease guarantee liability relating to certain leases of Field Trip Health & Wellness Ltd. (“Field Trip”), that had been guaranteed by the Corporation prior to the spin-out transaction completed in August 2022.

During the week of March 6, 2023, senior management of Reunion reached out to Third Party 3 and Third Party 1 in an attempt to re-engage the parties in discussions with respect to a potential transaction.

On March 10, 2023, the Board held a meeting to receive updates on, and to discuss, the ongoing strategic process and discussions with counterparties, a presentation and advice on the Corporation’s IP position and outstanding lease guarantees relating to Field Trip in light of Field Trip’s then-recently announced financial position.

On March 14, 2023, Reunion management met with Third Party 3 and conducted a further diligence call. After the call, Third Party 3 again indicated it would not move forward with any strategic transaction until the alleged IP issue with Mindset was resolved.

On March 15, 2023, Reunion management met with Third Party 1 and conducted a further diligence call. After the call, Third Party 1 again indicated it would not move forward with any transaction until the alleged IP issue with Mindset was resolved. Reunion management provided an update to the Board detailing the current status of discussions with Third Party 1 and Third Party 3 and the status of Field Trip lease guarantee negotiations.

On March 29, 2023, Third Party 2 re-engaged with Reunion and re-submitted a non-binding letter of intent to acquire all of Reunion’s Common Shares. On March 31, 2023, management of Reunion responded to Third Party 2 confirming receipt of its amended offer.

On April 3, 2023, Reunion sent supplemental due diligence questions to Third Party 2 to assist it in further considering Third Party 2’s amended offer.

On April 3, 2023, Ellen Lubman, Chair of the Special Committee (and an officer of a biotech company where MPM is an investor and has a board representative), contacted MPM to assess MPM’s potential interest in the Corporation.

On April 4, 2023, the Special Committee met to discuss the Third Party 2 draft non-binding letter of intent, the status of negotiations with Mindset regarding the IP matter and other matters relating to the strategic process, including to receive financial and legal advice.

On April 5, 2023, Third Party 2 responded to Reunion’s due diligence comments.

During the week of April 5, 2023, members of Reunion management met with Third Party 4, Third Party 2 and another arm’s length party (“Third Party 5”) under an obligation of confidentiality on potential strategic transactions and structures.

On April 7, 2023, the Board met to receive updates from Reunion senior management and the Special Committee on, and to discuss the Third Party 4, Third Party 2 and Third Party 5 meetings and the Third Party 2 draft non-binding letter of intent. After thorough discussion and the receipt of external financial and legal advice, the Board determined to respond to Third Party 2’s draft letter of intent and continue to engage in discussions concerning a potential transaction with Third Party 2. Reunion returned the draft letter of intent to Third Party 2 with comments.

On April 7, 2023, MPM contacted Ms. Lubman conveying interest and requesting further information regarding the Corporation.

On April 10, 2023, Third Party 2 returned an updated draft of the non-binding letter of intent to Reunion.

On April 11, 2023, the Special Committee held a meeting with Oppenheimer and outside legal counsel to review and discuss the Third Party 2 revised draft letter of intent, the Third Party 5 non-binding offer, and the Corporation’s IP litigation. The Special Committee determined to continue negotiating with Third Party 2, but also directed management to reach out concurrently to Third Party 5, another arm’s length third party (“Third Party 6”) and Third Party 3 in the interim to continue assessing the opportunity for alternative proposals that may be in the best interests of Reunion and its shareholders.

On April 12, 2023, management of Reunion met with management of Third Party 2 to discuss Reunion’s financial position and the draft non-binding letter of intent provided by Third Party 2.

On April 13, 2023, Mr. Mayes met with the Chief Executive Officer of Third Party 5, and later in the day, management of Third Party 5 and Reunion met to discuss a potential transaction. Representatives from Oppenheimer reached out to Third Party 3 and Mr. Mayes reached out to Third Party 6 to test the waters for further interest in a potential alternative strategic transaction. Third Party 6 deferred any discussions.

On April 13, 2023, Ms. Lubman spoke with representatives of MPM regarding MPM’s potential interest in the Corporation.

On April 14, 2023, Mr. Mayes spoke with the CEO of Third Party 5 to revisit potential next steps. Mr. Mayes also spoke with another arm’s length party (“Third Party 7”) and MPM. Third Party 7 declined to move forward. A call took place with Third Party 2 which resulted in Third Party 2 delivering an updated non-binding proposal to acquire all of the Common Shares of the Corporation.

Following negotiations, the Corporation and MPM entered into a confidentiality agreement dated April 14, 2023.

On April 15, 2023, Reunion advanced communications with each of MPM, Third Party 6 and Third Party 3. Reunion management met with representatives of outside counsel and Oppenheimer to discuss the ongoing discussions with the various counterparties and process, including the recent Third Party 2 updated proposal. With the assistance of counsel, the Corporation prepared and sent a draft letter of intent to Third Party 5 for a potential strategic transaction.

On April 16, 2023, Reunion management reached out to Third Party 4, rejecting its prior proposal on the basis that the Board and Special Committee had determined not to engage upon the proposed terms, but indicating a willingness to continue discussions if enhanced terms and structure could be achieved.

On April 17, 2023, Reunion management spoke to each of MPM, Third Party 3 and an investor and strategic partner of Third Party 4. Reunion management also met with and received advice from representatives of outside counsel and Oppenheimer.

On April 18, 2023, Reunion management had two separate calls with representatives of MPM. Third Party 6 contacted Reunion to withdraw from the process.

On April 19, 2023, a Special Committee meeting took place to discuss the ongoing strategic process and discussions, including the discussions concerning a potential transaction with MPM.

On April 20, 2023, Reunion responded to Third Party 2 and received comments to its Third Party 5 proposal. That same day, Reunion management addressed periodic questions from MPM.

On April 23, 2023, Third Party 4 reached out to Reunion but did not make a counter offer, and was not prepared to make a firm offer.

On April 24, 2023, Reunion received a draft term sheet for a potential transaction involving the acquisition of Reunion from MPM. That same day, Reunion management met with Third Party 2 but no new proposal was received.

On April 25, 2023, a due diligence call was held with MPM, including concerning the Corporation’s IP. A Special Committee call took place in which the Special Committee recommended responding to MPM and, assuming further negotiations on the draft letter of intent addressing certain questions and comments, convened a full Board meeting for later that week to consider executing the MPM letter of intent. Following the meeting, Reunion’s legal counsel provided a revised draft of the letter of intent to MPM containing the Corporation’s comments.

On April 26, 2023, Reunion management received an updated letter of intent from MPM, which revised letter of intent substantially addressed the comments and questions raised by the Corporation.

On April 27, 2023, a call took place between MPM’s advisors and Reunion’s advisors regarding transaction terms and structure, matters related to process and to review an indicative timeline with respect to a proposed transaction. A meeting of the Board took place later that afternoon to further discuss the MPM transaction and to receive advice from the Corporation’s financial and legal advisors. The MPM letter of intent was signed following that meeting, which included exclusivity through May 29, 2023, and also provided for two automatic 7-day extensions of the exclusivity period.

As a result of granting exclusivity to MPM, the Corporation ceased negotiations with other potential transactional counterparties and no further substantive discussions were held with other potential interested parties given the exclusivity.

Shortly after signing the letter of intent with MPM, Wilmer Cutler Pickering Hale and Don LLP, MPM’s transaction counsel, and McCarthy Tétrault LLP, MPM’s Canadian counsel, each began legal due diligence, including submission of a due diligence request list and conducting various comprehensive due diligence calls during the week of May 1, 2023.

Following the Board receiving and considering the independence and other credentials and experience of PI Financial Corp., on May 8, 2023, the Corporation formally engaged PI Financial Corp. as an independent financial advisor to the Corporation, including to deliver a fairness opinion if and when requested on a fixed fee basis. As outlined elsewhere in this Circular, the fees payable to PI Financial under the PI Engagement Letter, including delivery of the Fairness Opinion, are not contingent on the substance of or the conclusions reached in the Fairness Opinion or the completion of the Arrangement.

During the week of May 8, 2023, further legal, business, financial, tax and IP due diligence took place, and MPM engaged regulatory and finance experts for continued diligence. A draft term sheet for the post-transaction entity was negotiated during this week and agreed upon as of May 15, 2023.

On May 16, 2023, representatives of MPM and Reunion met to further discuss various matters relating to the proposed Arrangement, including the Corporation’s IP and long-term business strategies.

The week of May 15, 2023 included further diligence, including financial, tax, structuring and spinout diligence calls on May 17 and May 18, 2023. A draft arrangement agreement and a draft form of support and voting agreement were sent by MPM’s counsel to Reunion’s counsel on May 19, 2023 and May 22, 2023, respectively. During this period, PI Financial advanced its work on a fairness opinion, including on the basis of various methodologies set out in the Fairness Opinion and a review of various information relating to Reunion, the proposed transaction terms and discussions with Reunion management.

Over the weekend of May 20-21, 2023 and into the early week of May 22, 2023, Reunion and its counsel reviewed and responded to the draft agreements, and draft agreements were returned to MPM and its counsel on May 23, 2023 and May 24, 2023.

During the week of May 22, 2023, and early in the week of May 29, 2023, the parties continued to negotiate, discuss and revise the draft transaction agreements and held numerous diligence and drafting calls, and negotiated the terms of the proposed Arrangement.

On May 30, 2023, the Special Committee met to consider recommending the approval of the proposed Arrangement with MPM. After due consideration, including of the benefits and risks described elsewhere in this Circular, and having received advice from the Corporation’s legal advisors and Oppenheimer, the Special Committee’s exclusive financial advisor, the Special Committee unanimously approved recommending to the Board entering into the MPM transaction.

On May 31, 2023, the Board met to receive the report of the Special Committee and to consider approving the MPM transaction and entering into the material transaction agreements. PI Financial Corp. provided the Fairness Opinion presentation and analysis, which Fairness Opinion was subsequently confirmed in writing, that, as of May 31, 2023, and based on and subject to the assumptions, limitations and qualifications contained in the Fairness Opinion, the Consideration payable under the Arrangement Agreement is fair, from a financial point of view, to the Shareholders. The Board, after due discussion and consideration, unanimously (i) determined that the Arrangement with MPM is in the best interests of Reunion and that the Arrangement is fair to the Shareholders, (ii) approved the MPM transaction and the entry into of the Arrangement Agreement and other transaction agreements, and (iii) resolved to recommend that Shareholders vote in favour of the Arrangement Resolution. Later that evening, the Parties executed and delivered the Arrangement Agreement; Parent and Purchaser entered into the support and voting agreements with the counterparties thereto; and certain funds affiliated with MPM entered into a guarantee with Reunion to guarantee certain obligations of Parent and Purchaser under the Arrangement Agreement.

Reunion announced the Arrangement prior to markets opening on June 1, 2023.

Reasons for the Arrangement

The Board, after having received the unanimous recommendation of the Special Committee, unanimously determined that the Arrangement is in the best interests of Reunion and is fair to the Shareholders. The Board unanimously recommends that Shareholders vote FOR the Arrangement Resolution.

The Special Committee and the Board reviewed and considered a significant amount of information and considered a number of factors relating to the Arrangement and potential alternatives thereto, with the benefit of advice from Reunion management and the respective financial and legal advisors to the Special Committee and the Board. The following is a summary of the principal reasons for the unanimous recommendation of the Special Committee and the Board that Shareholders vote FOR the Arrangement Resolution.

•	Immediate Premium. The Consideration of US$1.12 per Common Share represents a significant premium of approximately 43.1% over the 30-trading-day volume weighted average price of the Common Shares as of the date of the Arrangement Agreement. Based on the Bank of Canada daily exchange rate as of the close of business on May 31, 2023, this represents approximately $1.52 per Common Share in Canadian dollars.

•	Certainty of Value and Immediate Liquidity. The fact that the Consideration under the Arrangement is all cash provides Shareholders with certainty of value and immediate liquidity while eliminating the uncertainties of Reunion’s long-term business and execution risk to such Shareholders.

•	Support of Founding Shareholders. Certain founding Shareholders who own Common Shares, together representing approximately 34% of the issued and outstanding Common Shares eligible to vote at the Meeting, have entered into support and voting agreements, pursuant to which they have agreed, among other things, to support the Arrangement and to vote their Common Shares in favour of the Arrangement Resolution.

•	Support of Directors and Officers. All of the directors and officers of Reunion have entered into support and voting agreements, pursuant to which they have agreed, among other things, to support the Arrangement and to vote their Common Shares in favour of the Arrangement Resolution. These directors and officers, along with the founding Shareholders discussed above, collectively beneficially own or exercise control or direction over an aggregate of approximately 34% of the issued and outstanding Common Shares.

•	Fairness Opinion. The Board has received the Fairness Opinion from PI Financial, its independent financial advisor, which states that, as of the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications set out therein, the Consideration payable pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

•	Accelerate the Development and Growth of Reunion’s Operations. Operating under MPM’s ownership, a world-leading and reputable biotechnology investment firm, will allow Reunion to advance and broaden the reach of its therapeutic solutions.

•	Impact on Reunion’s Stakeholders. The Special Committee and the Board considered the impact of the Arrangement on all key affected stakeholders in Reunion, including Shareholders and employees, and local communities and governments with whom Reunion has relations, as well as the environment and the longterm interests of the Corporation. The terms of the Arrangement treat all key affected stakeholders of Reunion fairly.

•	Comprehensive Arm’s Length Negotiation Process. The Arrangement and the terms of the Arrangement Agreement are the result of a comprehensive arm’s length negotiation process with Purchaser and Parent that was undertaken by the Special Committee and the Board, which is comprised of members who are independent of Parent, Purchaser and their affiliates, with the assistance of management and the oversight and participation of Reunion’s legal and financial advisors, and the resulting terms and conditions are fair in the judgement of the Special Committee and the Board. The Special Committee engaged Oppenheimer as its independent financial advisors to provide advice in connection with the Arrangement and the Special Committee relied on such advice in its assessment of the Arrangement.

•	Credibility of MPM to Complete the Arrangement. MPM is a world-leading and reputable biotechnology investment firm that invests across the biotech landscape with its early stage venture capital funds, and with impact funds that invest in both private and public companies, and the Special Committee and the Board believe that MPM has the financial capability to consummate the Arrangement. The Arrangement is not subject to any financing condition. Concurrently with entering into the Arrangement Agreement, certain funds affiliated with MPM, Parent and Purchaser provided a guarantee to the Corporation, pursuant to which they guaranteed certain obligations of Purchaser and Parent under the Arrangement Agreement.

•	Shareholder Approval. The Arrangement must be approved by the affirmative vote of at least two-thirds (66 2/3%) of the votes cast on the Arrangement Resolution by Shareholders that vote at the Meeting.

•	Court Approval. The Arrangement is subject to a determination of the Court that the Arrangement is fair and reasonable, both procedurally and substantively, to the rights and interests of Shareholders and other persons affected by the Arrangement.

•	Ability to Close. Reunion and its Board and Special Committee believe that the Parties are committed to completing the Arrangement, have a proven track record of completing deals, and anticipate that the Parties will be able to complete the Arrangement, in accordance with the terms of the Arrangement Agreement, within a reasonable time and in any event prior to the Outside Date. Other than the Court and Shareholder approvals, there are no significant regulatory or third party consents or approvals required in connection with the Arrangement.

•	Superior Proposals. The Arrangement Agreement permits the Board, in the exercise of its fiduciary duties, to respond, prior to the Meeting, to certain unsolicited acquisition proposals that are more favourable, from a financial point of view, to the Shareholders, than the Arrangement, subject to compliance with certain conditions and certain ‘rights to match’ in favour of Purchaser and Parent.

•	Reasonable Termination Payment. The Termination Payment, which is credited against the Expenses Reimbursement Payment, and which are payable in certain circumstances by the Corporation, are reasonable.

•	Dissent Rights. Dissent Rights under applicable corporate law and as set out elsewhere in this Circular will be available to Registered Shareholders with respect to the Arrangement.

•	Other Factors. The Special Committee and the Board also considered the Arrangement with reference to the financial condition, financial results, prospects, lack of viable standalone plan, strategic alternatives and competitive position of Reunion, including the risks involved in achieving those prospects and following those alternatives in light of current market conditions and Reunion’s financial position and condition.

In making their respective determinations and recommendations, the Special Committee and the Board also considered a number of potential risks and other factors resulting from the Arrangement and the Arrangement Agreement, which the Special Committee and the Board concluded were outweighed by the positive substantive and procedural factors of the Arrangement described above, including the following:

•	The fact that the Arrangement will be taxable to Shareholders, who will generally be required to pay taxes on any income or gains that result from the receipt of the Consideration provided under the Arrangement.

•	The fact that, following the Arrangement, Reunion will no longer exist as an independent public corporation, the Common Shares will be de-listed from the TSX and NASDAQ, and holders of Common Shares will forgo any future increases (if any) in value that might result from future growth and potential achievement of Reunion’s long-term strategic plans.

•	The risks to Reunion during the pendency of the Arrangement and if the Arrangement is not completed, including the costs to Reunion in pursuing the Arrangement and potential alternatives thereto, the significant attention and resources required of management, in the short term, while working towards completion of the Arrangement, the restrictions on the conduct of Reunion’s business prior to the completion of the Arrangement which could delay or prevent the Corporation from undertaking business opportunities that may arise pending completion of the Arrangement, and the potential impact on Reunion’s current business, operations and relationships, including with its suppliers, customers and communities in which it operates and on Reunion’s ability to attract, retain and motivate key personnel until the completion of the Arrangement.

•	The risk that the Arrangement may not be completed despite the Parties’ efforts or that completion of the Arrangement may be unduly delayed, even if the Requisite Shareholder Approval is obtained, including the possibility that conditions to the Parties’ obligations to complete the Arrangement may not be satisfied, certain rights of Parent to terminate the Arrangement Agreement under certain circumstances, and the potential resulting negative impact this could have upon Reunion’s business.

•	The limitations contained in the Arrangement Agreement on Reunion’s ability to solicit additional interest from third parties, counterbalanced by the ‘superior proposal’ provisions contained in the Arrangement Agreement, and the fact that if the Arrangement Agreement is terminated under certain circumstances Reunion must pay the Termination Payment and/or Expenses Reimbursement Payment to Parent (provided that the Termination Payment is credited against the Expenses Reimbursement Payment and vice versa and in no case would payments by Reunion to Parent exceed the cap of the Expenses Reimbursement Payment).

•	The fact that if the Arrangement Agreement is terminated and Reunion decides to seek another transaction or business combination, it may be unable to find a party willing to pay greater or equivalent value compared to the Consideration being provided to the Shareholders under the Arrangement.

In arriving at their respective recommendations and determinations, the Special Committee and the Board also considered the information, data, and conclusions contained in the Fairness Opinion.

The foregoing discussion of the information and factors considered by the Special Committee and the Board is not, and is not intended to be, exhaustive but addresses the material information and factors considered by the Special Committee and the Board in their review and consideration of the Arrangement, including factors that support as well as could weigh against the Arrangement. In view of the numerous factors considered in connection with the evaluation of the Arrangement, the Special Committee and the Board did not find it practicable to, and therefore did not, quantify or otherwise attempt to assign relative weight to specific factors or methodologies in reaching their respective conclusions and recommendations. In addition, the individual members of the Special Committee and the Board may have given different weight to different factors. The conclusions and recommendations of the Special Committee and the Board, respectively, were made after considering the totality of the information and factors involved.

The Special Committee and the Board realized that there are risks associated with the Arrangement, including that some of the potential benefits described in this Circular may not be realized or that there may be significant costs associated with realizing such benefits. The Special Committee and the Board believe that the factors in favour of the Arrangement outweigh the risks and potential disadvantages, although there can be no assurance in this regard.

See “Risk Factors”.

Effect of the Arrangement

The Arrangement will be implemented by way of a Court-approved Plan of Arrangement under the CBCA pursuant to the terms of the Arrangement Agreement. If completed, the Arrangement will result in the acquisition by Parent of the Corporation, pursuant to which the Shareholders will be entitled to receive the Consideration of US$1.12 payable in cash per Common Share.

Details of the Arrangement

The following is a summary only of the Plan of Arrangement and reference should be made to the full text of the Plan of Arrangement attached to this Circular as Appendix “C”. Shareholders are urged to read the Arrangement Agreement and the Plan of Arrangement, carefully and in their entirety.

Pursuant to the Plan of Arrangement, at the Effective Time, each of the following events shall occur and shall be deemed to occur sequentially in the order as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at one-minute intervals starting at the Effective Time:

a)	Each Option, whether vested or unvested, outstanding immediately prior to the Effective Time, shall, notwithstanding the terms of the Corporation Equity Plan and any and all award or similar agreements relating to the Option and without any further action by or on behalf of the holder thereof, be deemed to have fully vested and be deemed to be assigned and surrendered by such holder to the Corporation in exchange for a cash payment equal to the excess, if any, of the Consideration per Common Share over the exercise price of such Option, less any applicable withholdings pursuant to Section 4.03 of the Plan of Arrangement, and such Option shall be immediately cancelled. For greater certainty, if the exercise price of any Option is equal to or greater than the Consideration per Common Share, such Option shall be cancelled at the Effective Time without any cash payment or other consideration being made in respect thereof.

b)	(i) Each holder of Options shall cease to be the holder of such Options and to have any rights as holder of Options other than the right to receive the consideration to which they are entitled pursuant to Section 2.03(a) of the Plan of Arrangement at the time and in the manner specified in Section 2.03(a) and Section 4.01 of the Plan of Arrangement, as applicable, (ii) such holder’s name shall be removed from each applicable register of holders of Options maintained by or on behalf of the Corporation; and (iii) the Corporation Equity Plan and any and all award or similar agreements relating to the Options shall be terminated and shall be of no further force and effect.

c)	Each Common Share held by a Dissenting Holder shall be, and shall be deemed to be, transferred by the holder thereof, free and clear of all Encumbrances, to the Corporation for a debt claim against the Corporation (to be settled by the Corporation with its own available funds on hand and not funds directly or indirectly provided by Parent, Purchaser or any Affiliate of Parent or Purchaser) for the amount therefor determined under Article 3 of the Plan of Arrangement, and: (i) the name of such Dissenting Holder shall be removed from the register of Shareholders maintained by or on behalf of the Corporation and such Common Share shall be cancelled and cease to be outstanding; and (ii) such Dissenting Holder shall cease to be the holder of such Common Share or to have any rights as a Shareholder other than the right to be paid the fair value for such Common Share as set out in Article 3 of the Plan of Arrangement.

d)	The stated capital of RNI CAN shall be, and shall be deemed to be, reduced, without any payment or distribution thereof by RNI CAN, by deducting that amount from the stated capital account maintained by RNI CAN for its issued and outstanding shares so that the aggregate stated capital is C$1.00 in respect of all of the issued and outstanding shares of RNI CAN.

e)	The Corporation and RNI CAN shall amalgamate (the “RNI MergerCo Amalgamation”) to form one corporation (“RNI MergerCo”) with the same effect as if they had amalgamated pursuant to section 181 and section 184 of the CBCA and a certificate of amalgamation had been issued under the CBCA, and shall thereafter continue as one corporation in accordance with the following:

i.	Name: The name of RNI MergerCo shall be “Reunion Neuroscience Inc.”

ii.	Registered office: The registered office of RNI MergerCo shall be the registered office of the Corporation immediately prior to the RNI MergerCo Amalgamation.

iii.	Restrictions on Business: None.

iv.	Articles: The Articles of Arrangement shall be deemed to be the articles of amalgamation of RNI MergerCo and the Certificate of Arrangement shall be deemed to be the certificate of amalgamation of RNI MergerCo.

v.	Restrictions on Transfer: None.

vi.	Number of Directors: RNI MergerCo shall have a minimum of one (1) director and a maximum of 15 directors, until changed in accordance with the CBCA.

vii.	First Directors: The directors of RNI MergerCo shall be the same as the directors of the Corporation immediately prior to the RNI MergerCo Amalgamation.

viii.	Appointment of Additional Directors: The directors may appoint one or more additional directors who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.

ix.	Share Capital: The share provisions and authorized share capital of RNI MergerCo shall be the same as the share provisions and authorized share capital of the Corporation immediately prior to the RNI MergerCo Amalgamation.

x.	Shares: All shares of RNI CAN shall be cancelled without any repayment of capital in respect thereof; no shares will be issued by RNI MergerCo in connection with the RNI MergerCo Amalgamation and all Common Shares of the Corporation existing prior to the RNI MergerCo Amalgamation shall be unaffected and shall continue as Common Shares of RNI MergerCo and shall be deemed to be or have been validly issued and outstanding as fully paid and non-assessable shares for all purposes of the CBCA.

xi.	Stated Capital: The stated capital account of the Common Shares shall be equal to the stated capital account in respect of the Common Shares of the Corporation immediately prior to the RNI MergerCo Amalgamation.

xii.	By Laws: The by-laws of RNI MergerCo shall be the same as those of the Corporation in place immediately prior to the RNI MergerCo Amalgamation.

xiii.	Effect of Amalgamation: The provisions of subsections 186(a) to (g) of the CBCA shall apply to the RNI MergerCo Amalgamation with the result that:

A.	the property of each of the Corporation and RNI CAN continues to be the property of RNI MergerCo;

B.	RNI MergerCo continues to be liable for the obligations of each of the Corporation and RNI CAN;

C.	an existing cause of action, claim or liability to prosecution against the Corporation or RNI CAN is unaffected;

D.	a civil, criminal or administrative action or proceeding pending by or against the Corporation or RNI CAN may be continued to be prosecuted by or against RNI MergerCo; and

E.	a conviction against, or ruling, order or judgment in favour of or against, the Corporation or RNI CAN may be enforced by or against RNI MergerCo.

f)	RNI MergerCo shall transfer all of its Canadian business assets (including all Canadian intellectual property rights but excluding any intellectual property rights pertaining to any jurisdiction other than Canada) (the “Transferred Assets”) and associated liabilities and employees to New CanSub in exchange for shares of New CanSub having a fair market value equal to the fair market value of the Transferred Assets less the fair market value of any associated liabilities assumed by New CanSub.

g)	Parent shall subscribe for shares of Purchaser for cash equal to the aggregate Consideration. Purchaser shall add the amount equal to the aggregate Consideration to the stated capital account for the shares of Purchaser.

h)	RNI MergerCo and Purchaser shall amalgamate (the “New RNI Amalgamation”) to form one corporation (“New RNI”) with the same effect as if they had amalgamated pursuant to section 181 of the CBCA and a certificate of amalgamation had been issued under the CBCA, and shall thereafter continue as one corporation in accordance with the following:

i.	Name: The name of New RNI shall be “Reunion Neuroscience Inc.”

ii.	Registered office: The registered office of New RNI shall be the registered office of RNI MergerCo immediately prior to the New RNI Amalgamation.

iii.	Restrictions on Business: None.

iv.	Articles: The Articles of Arrangement shall be deemed to be the articles of amalgamation of New RNI and the Certificate of Arrangement shall be deemed to be the certificate of amalgamation of New RNI.

v.	Restrictions on Transfer: None.

vi.	Number of Directors: New RNI shall have a minimum of one (1) director and a maximum of 15 directors, until changed in accordance with the CBCA.

vii.	First Directors: The directors of New RNI will be the individuals set out below:

Full Name	Address
Ansbert Gadicke	399 Boylston Street, Suite 1100, Boston, MA 02116
Kristen Laguerre	399 Boylston Street, Suite 1100, Boston, MA 02116
Jonathan See	Suite 5300, 66 Wellington Street West, Toronto, ON M5K 1E6

viii.	Appointment of Additional Directors: The directors may appoint one or more additional directors who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.

ix.	Share Capital: The share provisions and authorized share capital of New RNI shall be as set out on Exhibit A to the Plan of Arrangement.

x.	Shares:

A.	Each issued and outstanding share of Purchaser held by Parent shall be exchanged for one Class A common share of New RNI; and the name of Parent shall be added to the register of holders of such Class A common share as the sole holder thereof; and

B.	Each issued and outstanding Common Share of RNI MergerCo shall be exchanged for one preferred share of New RNI redeemable for cash equal to the Consideration per Common Share (a “RNI Preferred Share”); and the name of each holder of Common Shares so exchanged will be deemed to be removed from the register of holders of Common Shares maintained by or on behalf of the Corporation and will be deemed to be added to the register of holders of RNI Preferred Shares issued to such Shareholders, and, in each case, shall be deemed to be or have been validly issued and outstanding as fully paid and non-assessable shares for all purposes of the CBCA.

xi.	Stated Capital: The stated capital account of the Class A common shares of New RNI shall be equal to the stated capital account in respect of the Common Shares of RNI MergerCo; and the stated capital account of RNI Preferred Shares of New RNI shall be equal to the stated capital account in respect of the shares of Purchaser, in each case, immediately prior to the New RNI Amalgamation.

xii.	By Laws: The by-laws of New RNI shall be the same as those of RNI MergerCo in place immediately prior to the New RNI Amalgamation.

xiii.	Effect of Amalgamation: The provisions of subsections 186(a) to (g) of the CBCA shall apply to the New RNI Amalgamation with the result that:

A.	the property of each of RNI MergerCo and Purchaser continues to be the property of New RNI;

B.	New RNI continues to be liable for the obligations of each of the RNI MergerCo and Purchaser;

C.	an existing cause of action, claim or liability to prosecution against RNI MergerCo or Purchaser is unaffected;

D.	a civil, criminal or administrative action or proceeding pending by or against RNI MergerCo or Purchaser may be continued to be prosecuted by or against New RNI; and

E.	a conviction against, or ruling, order or judgment in favour of or against, RNI MergerCo or Purchaser may be enforced by or against New RNI.

i)	Each RNI Preferred Share outstanding immediately after the New RNI Amalgamation, without any further action by or on behalf of a holder of such RNI Preferred Share (being any Shareholder other than a Dissenting Holder), shall be deemed to be redeemed by New RNI in exchange for the Consideration per Common Share, and:

i.	the holders of such RNI Preferred Shares shall cease to be the holders of such RNI Preferred Shares and to have any rights as holders of such RNI Preferred Shares other than the right to be paid the Consideration per Common Share in accordance with the Plan of Arrangement less any withholdings pursuant to Section 4.03 of the Plan of Arrangement; and

ii.	such holders’ names shall be deemed to be removed from the register of the RNI Preferred Shares maintained by or on behalf of New RNI and such RNI Preferred Shares shall be cancelled and cease to be outstanding.

Recommendations of the Special Committee

The Special Committee, following receipt of advice from its financial advisors and legal counsel, and having undertaken a thorough review of, and having carefully considered the Arrangement, the terms of the Arrangement Agreement and such other matters as it considered necessary or appropriate, including the factors and risks described in the paragraph below and elsewhere in this Circular, has unanimously: (i) determined that the Arrangement is in the best interests of Reunion; (ii) determined that the Arrangement is fair to the Shareholders; (iii) recommended that the Board recommend that the Shareholders vote FOR the Arrangement Resolution; and (iv) recommended that the Board approve the Arrangement and the entry into the Arrangement Agreement and all related agreements.

In coming to its conclusion and unanimous recommendation to the Shareholders, the Board considered, among others, the following factors (which are not intended to be exhaustive):

●	the purpose and anticipated benefits of the Arrangement as outlined elsewhere in this Circular, as well as available alternatives to the Arrangement;

●	the advice and assistance of Oppenheimer in evaluating the Arrangement;

●	the advice and assistance of PI Financial in delivering to the Board an opinion regarding the fairness, from a financial point of view, of the Consideration to be received by Shareholders pursuant to the Arrangement; and

●	information concerning the financial condition, results of operations, business plans and prospects of Reunion, and the alternatives available thereto.

Recommendations of the Board

The Board, following receipt of the unanimous recommendation in favour of the Arrangement by the Special Committee, the Fairness Opinion from PI Financial and advice from legal counsel, and having undertaken a thorough review of, and having carefully considered the Arrangement, the terms of the Arrangement Agreement and such other matters as it considered necessary or appropriate, including the factors and risks described in the paragraph below and elsewhere in this Circular, has unanimously: (i) determined that the Arrangement is in the best interests of Reunion; (ii) determined that the Arrangement is fair to the Shareholders; (iii) resolved to recommend that the Shareholders vote FOR the Arrangement Resolution; and (iv) authorized the execution of and approved the Arrangement Agreement and all related agreements and the transactions contemplated thereby.

Accordingly, the Board unanimously recommends that the Shareholders vote FOR the Arrangement Resolution.

In coming to its conclusion and unanimous recommendation to the Shareholders, the Board considered, among others, the following factors (which are not intended to be exhaustive):

●	the unanimous recommendation of the Special Committee and the Fairness Opinion;

●	the purpose and anticipated benefits of the Arrangement as outlined elsewhere in this Circular, including under the heading “The Arrangement – Reasons for the Arrangement”; and

●	information concerning the financial condition, results of operations, business plans and prospects of Reunion, and the alternatives available thereto.

Following the meetings of the Special Committee on May 30, 2023 and of the Board on May 31, 2023, Reunion, Parent and Purchaser executed the Arrangement Agreement and certain founding Shareholders and all of the directors and officers of Reunion concurrently executed and delivered the Voting Support Agreements to Purchaser and Parent. A news release of the Corporation announcing the proposed Arrangement and the Arrangement Agreement was disseminated prior to the opening of financial markets on June 1, 2023.

Effective June 13, 2023, the Board approved the contents and mailing of this Circular to the Shareholders, subject to any amendments that may be approved by the Corporation’s senior management team. On June 13, 2023, the Court granted the Interim Order, the full text of which is attached as Appendix “D” to this Circular. On June 9, 2023, the Corporation filed the Notice of Application for Final Order to approve the Arrangement. A copy of the Notice of Application for Final Order is attached as Appendix “G” to this Circular.

Fairness Opinion

In deciding to recommend approval of the Arrangement, the Special Committee and the Board considered, among other things, the Fairness Opinion.

Reunion engaged PI Financial to prepare and deliver to the Board an opinion regarding the fairness, from a financial point of view, of the Consideration to be received by Shareholders pursuant to the Arrangement.

In support of the Fairness Opinion, PI Financial performed certain analyses on Reunion, based on those methodologies and assumptions that PI Financial considered appropriate in the circumstances for the purposes of providing the Fairness Opinion. In the context of the Fairness Opinion, PI Financial considered, among others, the following methodologies:

•	Discounted Cash Flow Analysis Approach

o	The discounted cash flow (“DCF”) analysis approach considers a set of assumptions to estimate the net present value of the standalone unlevered, after-tax free cash flows over a 20-year period of the Corporation. The cash flows were discounted to present value as of the date hereof using a range of discount rates based on PI Financial’s estimate of Reunion’s weighted average cost of capital to arrive at an approximate implied value reference range for Reunion. PI Financial also considered various sensitivity scenarios around a base case estimate to establish an implied equity value for Reunion on the DCF analysis approach.

•	Comparable Company Analysis Approach

o	PI Financial reviewed public market trading statistics of comparable early-stage clinical and pre-clinical biotechnology companies. Due to the nature of these peer companies, PI Financial relied on the market capitalizations and enterprise values range of these companies to that of Reunion and arrived at an approximate value reference range for Reunion.

•	Precedent Transaction Analysis Approach

o	PI Financial reviewed publicly available information on merger/acquisition transactions of comparable clinical stage biotechnology companies. PI Financial principally considered these transactions based upon the implied premiums paid relative to the closing price of the Common Shares one day prior to the announcement. PI Financial reviewed and compared the implied premiums to determine whether the consideration paid to Reunion is within the range of implied premiums paid to other clinical stage biotech companies.

On May 30, 2023 and May 31, 2023, respectively, the Special Committee and the Board held meetings to evaluate the Arrangement. PI Financial delivered an oral opinion to the Board, which was subsequently confirmed in writing, that, as of May 31, 2023 and based on and subject to the assumptions, limitations and qualifications contained in the Fairness Opinion, the Consideration payable pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

The full text of the written Fairness Opinion setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken by PI Financial in connection with the Fairness Opinion is attached as Appendix “F” to this Circular. PI Financial provided the Fairness Opinion exclusively for the use of the Board in connection with its consideration of the Arrangement. The Fairness Opinion may not be published, relied upon by any other person, or used for any other purpose, without the prior written consent of PI Financial, which consent has been obtained for the purposes of the Fairness Opinion’s inclusion in this Circular. The Fairness Opinion was not intended to be and does not constitute a recommendation to the Board as to whether it should approve the Arrangement Agreement or the Arrangement, nor is it a recommendation to any Shareholder as to how to vote or act at the Meeting or as an opinion concerning the trading price or value of any securities of the Corporation following the announcement or completion of the Arrangement. The Fairness Opinion was one of a number of factors taken into consideration by the Special Committee and the Board in making their unanimous determinations that the Arrangement is in the best interests of the Corporation and is fair to the Shareholders and to recommend that Shareholders vote FOR the Arrangement Resolution. Shareholders are urged to read the Fairness Opinion in its entirety. This summary of the Fairness Opinion is qualified in its entirety by the full text of the Fairness Opinion attached as Appendix “F” to this Circular.

PI Financial’s Engagement and Qualifications

PI Financial was formally appointed as financial advisor by Reunion pursuant to the PI Financial Engagement Letter. Pursuant to the PI Financial Engagement Letter, the Corporation requested that PI Financial prepare and deliver to the Board an opinion as to the fairness, from a financial point of view, of the Consideration to be received by Shareholders pursuant to the Arrangement Agreement.

Details regarding PI Financial’s credentials are set forth under the heading “Credentials of PI Financial” in the Fairness Opinion. The payment of expenses is not dependent on the completion of the Arrangement.

Fees Payable to PI Financial

Pursuant to the terms of the PI Financial Engagement Letter, Reunion has agreed to pay PI Financial a fixed fee for rendering the Fairness Opinion (which is not contingent on the substance of or the conclusions reached in the Fairness Opinion or the completion of the Arrangement).

Under the PI Financial Engagement Letter, Reunion has also agreed to reimburse PI Financial for its reasonable out-of-pocket expenses and to indemnify it and certain of its related parties in respect of certain liabilities that might arise out of its engagement.

Source of Funds for the Arrangement

As of the date of this Circular, 11,717,616 Common Shares are issued and outstanding. Based on the purchase price of US$1.12 per Common Share, the aggregate Consideration payable for the outstanding Common Shares is approximately US$13.1 million. It is a condition to the Arrangement becoming effective that the aforementioned amounts payable under the Arrangement will have been deposited by Purchaser with the Depositary in escrow. Purchaser intends to fund the payment out of committed capital contributions to Parent to be made by investors in Parent using the committed investment capital of such investors.

In addition, as of the date of this Circular, 1,576,017 Common Shares are subject to issuance upon exercise of Options granted and outstanding under the Corporation Equity Plan. As of the date of this Circular, of those Options outstanding, based on the Consideration per Common Share under the Arrangement, 37,500 Options are in the money and the remaining 1,538,517 Options are out of the money. Pursuant to the Plan of Arrangement, on or as soon as reasonably practicable after the Effective Date, the Corporation will pay from its cash on hand to the former holders of Options immediately prior to the Effective Time of the Arrangement a cash payment equal to the excess, if any, of the Consideration per Common Share over the exercise price of such Option, less any applicable withholdings, estimated to be approximately US$15,500 in aggregate, based upon an estimated exchange rate of US$0.75 to C$1.00 as of June 8, 2023.

Voting Support Agreements

The following is a summary of the material terms of the Voting Support Agreement and is subject to, and qualified in its entirety by, the full text of the Voting Support Agreements, which is available on SEDAR (www.sedar.com) under Reunion’s issuer profile. Shareholders are urged to review the Voting Support Agreements in their entirety.

The founders of Reunion who are not directors or officers of the Corporation, Ronan Levy, Dr. Ryan Yermus and Mujeeb Jafferi, have each entered into irrevocable Voting Support Agreements with Parent and Purchaser, pursuant to which they have agreed, among other things, on the terms and conditions specified therein:

a)	not, directly or indirectly, solicit, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any information, properties, facilities or books and records of the Corporation or any Subsidiaries) or take any action to solicit, initiate or knowingly encourage or otherwise facilitate, or otherwise engage or participate in, and immediately cease and cause to be terminated, any negotiations or any discussions regarding any inquiry, proposal, expression of interest or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal in respect of the Corporation or any Subsidiary;

b)	attend (virtually, in person or by proxy) any meeting (including the Meeting) of the securityholders of the Corporation convened for the purposes of considering the Arrangement Resolution or to give effect to the Arrangement (including any adjournments and postponements thereof), and at such meeting, cause the Common Shares to be counted as present for purposes of establishing quorum and, vote or cause to be voted all of the Common Shares (which have a right to vote at such meeting) in favour of the approval of the Arrangement Resolution and the transactions contemplated by the Arrangement Agreement (and any actions reasonably required for the consummation of the transactions contemplated in the Arrangement Agreement and all matters related thereto);

c)	attend (virtually, in person or by proxy) any meeting (including the Meeting) of the securityholders of the Corporation convened for the purposes of considering any other transaction or matter that could reasonably be expected to delay, prevent, frustrate or interfere with the consummation of the Arrangement or any transaction or matter contemplated by the Arrangement Agreement (including any adjournments and postponements thereof), and at such meeting, cause the Common Shares to be counted as present for purposes of establishing quorum and, vote or cause to be voted all of the Common Shares (which have a right to vote at such meeting) against any transaction or matter that could reasonably be expected to delay, prevent, frustrate or interfere with, the completion of the Arrangement or any transaction or matter related to the Arrangement or contemplated by the Arrangement Agreement;

d)	not tender or cause to be tendered any Common Shares to any Acquisition Proposal or other transaction or matter other than the Arrangement (such as a merger, amalgamation, arrangement, business combination, rights offering, reorganization, recapitalization or liquidation or take-over bid or similar transaction) involving the Corporation or any Common Shares that could reasonably be expected to prevent, delay, frustrate or interfere with, the completion of the Arrangement or any transaction or matter related to the Arrangement or contemplated by the Arrangement Agreement;

e)	not, without the prior written consent of Parent and Purchaser, sell, transfer, assign, pledge, hypothecate, encumber, grant a security interest in, gift or otherwise dispose of any Common Shares, or enter into any agreement, arrangement or understanding in connection with any of the foregoing (whether by actual disposition or effective economic disposition due to cash settlement or otherwise), other than pursuant to the Arrangement or any other transactions contemplated by the Arrangement Agreement or permit any Affiliate or associate (as such term is defined in the Securities Act (Ontario)) of such Shareholder signatory to the Voting Support Agreement to do any of the foregoing;

f)	not, except as required pursuant to this Agreement, grant or agree to grant any proxy, power of attorney or other right to vote the Common Shares, or deposit any of the Common Shares into any voting trust or enter into any vote pooling agreement or voting arrangement or enter into or subject any of such Common Shares to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the voting, calling of meetings of the Shareholders, the tendering thereof, or the granting of consents or approvals of any kind with respect to any Common Shares;

g)	not exercise any rights of dissent or appraisal in respect of the Arrangement Resolution or any aspect thereof or matter related to the transactions contemplated by the Arrangement Agreement, and not exercise any other securityholder rights or remedies or bring or threaten to bring any suit or proceeding available at common law or pursuant to applicable securities, corporate law or other applicable Law or take any other action that is reasonably likely to in any manner delay, hinder, prevent, frustrate, interfere with or challenge the Arrangement or any transaction contemplated by the Arrangement Agreement;

h)	not requisition or join in the requisition of any meeting of any of the Shareholders for the purpose of considering any resolution which may reasonably be expected to prevent, delay, frustrate or interfere with, the completion of the Arrangement or any transaction or matter related to the Arrangement or contemplated by the Arrangement Agreement;

i)	not make any public statement which may reasonably be expected to prevent, delay, frustrate or interfere with, the completion of the Arrangement or any transaction or matter related to the Arrangement or contemplated by the Arrangement Agreement; and

j)	in the event that Parent or Purchaser (or any of their affiliates) undertakes an alternative transaction to the Arrangement (whether in form or substance) involving the Corporation that results in holders of Common Shares receiving consideration (on an after-tax basis) that is no less favourable than the consideration offered pursuant to the Arrangement, reasonably cooperate to facilitate the objectives of Parent and Purchaser, on the one hand, and the Corporation, on the other hand, in respect of such alternate transaction.

Such founder Voting Support Agreements will terminate upon the earliest to occur of: (i) the mutual agreement in writing of the Shareholder, Parent and Purchaser; (ii) written notice by the Shareholder to Parent and Purchaser if, (a) the Arrangement is not completed prior to the Outside Date (as may be extended or amended by Parent, Purchaser and the Corporation in accordance with the terms of the Arrangement Agreement); or (b) there is any change in the amount or form of consideration payable pursuant to the Arrangement (other than to increase the total consideration and/or to add additional consideration or additional forms of consideration); provided that, in the case of (ii), at the time of such termination, the Shareholder has not breached the Voting Support Agreement in any material respect and is not in material default in the performance of its obligations under the Voting Support Agreement; (iii) the Arrangement Agreement has been terminated in accordance with its terms; and (iv) the Effective Time.

Each of the directors and officers of Reunion, including the two founders of Reunion who are currently directors or officers of the Corporation, Hannan Fleiman and Joseph del Moral, have entered into directors and officers Voting Support Agreements, pursuant to which the directors and officers have agreed, among other things, on the terms and conditions specified therein:

a)	not, directly or indirectly, solicit, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any information, properties, facilities or books and records of the Corporation or any Subsidiaries) or take any action to solicit, initiate or knowingly encourage or otherwise facilitate, or otherwise engage or participate in, and immediately cease and cause to be terminated, any negotiations or any discussions regarding any inquiry, proposal, expression of interest or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal in respect of the Corporation or any Subsidiary;

b)	attend (virtually, in person or by proxy) any meeting (including the Meeting) of the securityholders of the Corporation convened for the purposes of considering the Arrangement Resolution or to give effect to the Arrangement (including any adjournments and postponements thereof), and at such meeting, cause the Common Shares to be counted as present for purposes of establishing quorum and, vote or cause to be voted all of the Common Shares (which have a right to vote at such meeting) in favour of the approval of the Arrangement Resolution and the transactions contemplated by the Arrangement Agreement (and any actions reasonably required for the consummation of the transactions contemplated in the Arrangement Agreement and all matters related thereto);

c)	attend (virtually, in person or by proxy) any meeting (including the Meeting) of the securityholders of the Corporation convened for the purposes of considering any other transaction or matter that could reasonably be expected to delay, prevent, frustrate or interfere with the consummation of the Arrangement or any transaction or matter contemplated by the Arrangement Agreement (including any adjournments and postponements thereof), and at such meeting, cause the Common Shares to be counted as present for purposes of establishing quorum and, vote or cause to be voted all of the Common Shares (which have a right to vote at such meeting) against any transaction or matter that could reasonably be expected to delay, prevent, frustrate or interfere with, the completion of the Arrangement or any transaction or matter related to the Arrangement or contemplated by the Arrangement Agreement;

d)	not tender or cause to be tendered any Common Shares to any Acquisition Proposal or other transaction or matter other than the Arrangement (such as a merger, amalgamation, arrangement, business combination, rights offering, reorganization, recapitalization or liquidation or take-over bid or similar transaction) involving the Corporation or any Common Shares that could reasonably be expected to prevent, delay, frustrate or interfere with, the completion of the Arrangement or any transaction or matter related to the Arrangement or contemplated by the Arrangement Agreement;

e)	not, without the prior written consent of Parent and Purchaser, sell, transfer, assign, pledge, hypothecate, encumber, grant a security interest in, gift or otherwise dispose of any Common Shares, or enter into any agreement, arrangement or understanding in connection with any of the foregoing (whether by actual disposition or effective economic disposition due to cash settlement or otherwise), other than pursuant to the Arrangement or any other transactions contemplated by the Arrangement Agreement or permit any Affiliate or associate (as such term is defined in the Securities Act (Ontario)) of such director or officer signatory to the Voting Support Agreement to do any of the foregoing;

f)	not, except as required pursuant to this Agreement, grant or agree to grant any proxy, power of attorney or other right to vote the Common Shares, or deposit any of the Common Shares into any voting trust or enter into any vote pooling agreement or voting arrangement or enter into or subject any of such Common Shares to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the voting, calling of meetings of the Shareholders, the tendering thereof, or the granting of consents or approvals of any kind with respect to any Common Shares;

g)	not exercise any rights of dissent or appraisal in respect of the Arrangement Resolution or any aspect thereof or matter related to the transactions contemplated by the Arrangement Agreement, and not exercise any other securityholder rights or remedies or bring or threaten to bring any suit or proceeding available at common law or pursuant to applicable securities, corporate law or other applicable Law or take any other action that is reasonably likely to in any manner delay, hinder, prevent, frustrate, interfere with or challenge the Arrangement or any transaction contemplated by the Arrangement Agreement;

h)	not requisition or join in the requisition of any meeting of any of the Shareholders for the purpose of considering any resolution which may reasonably be expected to prevent, delay, frustrate or interfere with, the completion of the Arrangement or any transaction or matter related to the Arrangement or contemplated by the Arrangement Agreement;

i)	not make any public statement which may reasonably be expected to prevent, delay, frustrate or interfere with, the completion of the Arrangement or any transaction or matter related to the Arrangement or contemplated by the Arrangement Agreement; and

j)	in the event that Parent or Purchaser (or any of their affiliates) undertakes an alternative transaction to the Arrangement (whether in form or substance) involving the Corporation that results in holders of Common Shares receiving consideration (on an after-tax basis) that is no less favourable than the consideration offered pursuant to the Arrangement, reasonably cooperate to facilitate the objectives of Parent and Purchaser, on the one hand, and the Corporation, on the other hand, in respect of such alternate transaction.

Such directors and officer Voting Support Agreements will terminate upon the earliest to occur of: (i) the mutual agreement in writing of the director or officer, Parent and Purchaser; (ii) the Arrangement Agreement has been terminated in accordance with its terms; and (iii) the Effective Time.

Collectively, the Founders and each of the directors and officers of Reunion are holders of approximately 34% of the issued and outstanding Common Shares.

THE ARRANGEMENT AGREEMENT

The following is a summary only of certain of the material terms of the Arrangement Agreement and is qualified in its entirety by the full text of the Arrangement Agreement which is available on SEDAR (www.sedar.com) under the Corporation’s issuer profile. Shareholders are urged to read the Arrangement Agreement and the Plan of Arrangement, carefully and in their entirety.

General

The Arrangement will be effected in accordance with the Arrangement Agreement and the Plan of Arrangement, which is attached as Appendix “C” to this Circular. The Arrangement Agreement contains covenants, representations and warranties of and from each of Reunion, Parent and Purchaser and various conditions precedent, both mutual and with respect to the Parties. Unless all such conditions are satisfied or waived (to the extent capable of being waived) by the Party for whose benefit such conditions exist, the Arrangement will not proceed. There is no assurance that the conditions set out in the Arrangement Agreement will be satisfied or waived on a timely basis or at all.

Representations and Warranties of the Parties

The Arrangement Agreement contains certain customary representations and warranties made by Reunion to Parent and Purchaser and representations and warranties made by Parent and Purchaser to Reunion. The representations and warranties were made solely for the purposes of the Arrangement Agreement and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating its terms. Moreover, some of the representations and warranties contained in the Arrangement Agreement have been made as of specified dates or are subject to a contractual standard of materiality (including Material Adverse Effect) that are different from what may be viewed as material to securityholders, or may have been used for the purpose of allocating risk between parties to an agreement instead of establishing such matters as facts. For the foregoing reasons, you should not rely on the representations and warranties contained in the Arrangement Agreement as statements of factual information at the time they were made or otherwise.

The representations and warranties provided by Reunion in favour of Parent and Purchaser relate to, among other things: (i) due organization and subsidiaries; (ii) constating documents; (iii) capitalization; (iv) authority, execution and binding obligation; (v) non-contravention, consents; (vi) competition act assets and revenues; (vii) Investment Canada Act; (viii) vote required; (ix) shareholders’ and similar agreements; (x) minute books; (xi) board approval; (xii) auditors; (xiii) transactions with directors, officers, employees, etc; (xiv) securities law matters; (xv) financial statements; (xvi) disclosure controls and internal controls over financial reporting; (xvii) absence of changes; (xviii) title to assets; (xix) real property; (xx) intellectual property; (xxi) IT systems, privacy, data protection and data security; (xxii) contracts; (xxiii) liabilities; (xxiv) compliance with laws; (xxv) regulatory matters; (xxvi) certain business practices; (xxvii) governmental authorizations; (xxviii) tax matters; (xxix) employee matters, employee plans; (xxx) environmental matters; (xxxi) insurance; (xxxii) legal proceedings, orders; (xxxiii) opinion of financial advisor; (xxxiv) financial advisors; (xxxv) related party transactions; (xxxvi) major suppliers; (xxxvii) no allegations; and (xxxviii) funds available.

The representations and warranties provided by Parent and Purchaser in favour of Reunion relate to, among other things: (i) due organization; (ii) Purchaser; (iii) authority, execution and binding obligation; (iv) non-contravention, consents; (v) absence of litigation; (vi) funds; and (vii) ownership of shares.

For the complete text of the applicable provisions, see Schedule “C” and Schedule “D” of the Arrangement Agreement.

Mutual Conditions Precedent

Parent, Purchaser and Reunion are not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions may only be waived, by Parent, on its own behalf and on behalf of Purchaser, and by the Corporation, in each case, to the extent permitted by applicable Law:

(a)	Shareholder Approval. The Requisite Shareholder Approval shall have been obtained at the Meeting in accordance with the Interim Order and applicable Law.

(b)	Interim Order and Final Order. The Interim Order and the Final Order have each been obtained on terms consistent with the Arrangement Agreement and have not been set aside or modified in a manner unacceptable to either the Corporation or Parent, each acting reasonably, on appeal or otherwise.

(c)	No Legal Restraints. No (i) injunction or similar order by any Governmental Body having competent jurisdiction over Parent, Purchaser, the Corporation, or any of their respective Subsidiaries that prohibits the consummation of the Arrangement or the other Transactions shall have been entered and shall continue to be in effect or (ii) Law shall have been enacted, entered, promulgated, enforced, or deemed applicable by any Governmental Body having competent jurisdiction over Parent, Purchaser, the Corporation, or any of their respective Subsidiaries, that, in any case, prohibits or makes illegal the Transactions (any such order, injunction, or Law in clause (i) or (ii), a “Legal Restraint”).

(d)	Exempt from U.S. Securities Act. The issuance of securities under the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to section 3(a)(10) thereunder.

(e)	Continuance: The continuance of Purchaser from the OBCA to the CBCA shall have been completed.

Additional Conditions to Obligations of Parent and Purchaser to Consummate the Arrangement

The obligations of Parent and Purchaser to consummate the Arrangement are further subject to the satisfaction (or waiver by Parent, on its own behalf and on behalf of Purchaser, to the extent permitted by applicable Law) of the following conditions precedent which are for the exclusive benefit of Parent and Purchaser:

(a)	(i) The representations and warranties of the Corporation set forth in Section 3(a), Section 3(c) and Section 3(d) of Schedule C of the Arrangement Agreement (except for de minimis inaccuracies) shall be true and correct in all respects, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); (ii) the representations and warranties of the Corporation set forth Section 17(a), Section 33 and Section 34 of Schedule C of the Arrangement Agreement shall be true and correct in all respects both when made and at and as of the Closing Date, as if made at and as of such time; (iii) Section 1, Section 2, Section 3(b), Section 4, Section 5 and Section 6 of Schedule C of the Arrangement Agreement (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true and correct in all material respects, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (iv) the other representations and warranties of the Corporation set forth in Schedule C of the Arrangement Agreement (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except with respect to this clause (iv) where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)	The Corporation shall have performed or complied in all material respects with all obligations required to be performed by it under the Arrangement Agreement at or prior to the Effective Time.

(c)	Since the date of the Arrangement Agreement there shall not have occurred a Material Adverse Effect.

(d)	The Corporation shall have delivered to Parent a certificate, dated as of the Closing Date, and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 6.03(a), Section 6.03(b) and Section 6.03(c) of the Arrangement Agreement have been satisfied.

(e)	Parent and Purchaser shall have received evidence satisfactory to Parent that the Closing Net Cash shall be equal to or greater than the Minimum Closing Net Cash Amount as of the Cash Determination Time.

(f)	Parent and Purchaser shall have received evidence that the Corporation has resolved its obligations in respect of leases and other obligations of third parties (including FTHW and/or its Affiliates) in a manner satisfactory to Parent in Parent’s sole discretion.

(g)	The aggregate number of Shares held by Shareholders that have validly exercised Dissent Rights in connection with the Arrangement shall not exceed 5% of the number of Shares then issued and outstanding.

(h)	There shall not be pending or threatened in writing any proceeding by any Governmental Body that Parent has determined in good faith, in consultation with its outside legal counsel, is reasonably likely to result in an imposition of material limitations on the ability of Parent and Purchaser to complete the Arrangement or acquire or hold, or exercise full rights of ownership of, any Common Shares.

Additional Conditions to Obligation of the Corporation to Consummate the Arrangement

The obligation of the Corporation to consummate the Arrangement is further subject to the satisfaction (or waiver by the Corporation to the extent permitted by applicable Law) of the following conditions precedent which are for the exclusive benefit of the Corporation:

(a)	(i) the representations and warranties of Parent and Purchaser set forth in Section 1, Section 2 and Section 3 of Schedule D of the Arrangement Agreement (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true and correct in all material respects, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (ii) the other representations and warranties of Parent and Purchaser set forth in Schedule D of the Arrangement Agreement (without regard to any qualification as to materiality or Parent Material Adverse Effect in such representations and warranties) shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failures of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expect to have a Parent Material Adverse Effect.

(b)	Parent and Purchaser shall have performed or complied in all material respects with all obligations required to be performed by them under the Arrangement Agreement at or prior to the Effective Time.

(c)	Parent shall have delivered to the Corporation a certificate, dated as of the Closing Date and signed by a duly authorized officer thereof, certifying to the effect that the conditions set forth in Section 6.02(a) and Section 6.02(b) of the Arrangement Agreement have been satisfied.

(d)	Purchaser shall have deposited or caused to be deposited with the Depositary in escrow in accordance with Section 2.08 of the Arrangement Agreement, the funds required to effect payment in full of the aggregate consideration to be paid pursuant to the Plan of Arrangement and the Depositary shall have confirmed to the Corporation the receipt of such funds.

Covenants Relating to the Conduct of Business of Reunion

In the Arrangement Agreement, Reunion has agreed to certain negative and affirmative covenants relating to the operation of its business during the period from the date of the Arrangement Agreement until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms (the “Pre-Closing Period”), that:

a)	During the Pre-Closing Period, except (i) as expressly required or otherwise contemplated under the Arrangement Agreement or as required by applicable Laws, (ii) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned, or delayed) or (iii) as set forth in Section 4.02(a) of the Corporation Disclosure Letter, the Corporation shall, and shall cause the Subsidiaries to (x) conduct its business in the ordinary course and (y) use commercially reasonable efforts to preserve intact the value of the Corporation’s and the Subsidiaries’ business, assets, properties and goodwill, and its and their business organizations and relationships with employees, customers, suppliers, licensors, licensees, contract manufacturers, contract research organizations, service providers, Governmental Bodies and other Persons.

b)	During the Pre-Closing Period, the Corporation shall, within two (2) Business Days if requested in writing by Parent, deliver to Parent a schedule setting forth, in reasonable detail, the Corporation’s good faith, estimated calculation of the Closing Net Cash as of the Cash Determination Time (the “Estimated Closing Net Cash Schedule”). The Corporation shall make available to Parent the work papers and back-up materials used or useful in preparing the Estimated Closing Net Cash Schedule and the Corporation’s accountants and counsel at reasonable times and upon reasonable notice.

c)	During the Pre-Closing Period, except (A) as expressly required by the Arrangement Agreement or by applicable Laws, (B) with the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned, or delayed or (C) as set forth in Section 4.02(c) of the Corporation Disclosure Letter, neither Corporation nor any Subsidiary shall:

i.	A) establish a record date for, declare, accrue, set aside, or pay any dividend or make any other distribution in respect of any securities (including the Common Shares) (other than with respect to any dividend or distribution by a direct or indirect wholly owned Subsidiary to its direct or indirect parent consistent with past practice) or (B) other than with respect to transactions among the Corporation and its wholly owned Subsidiaries or among the Corporation’s wholly owned Subsidiaries, repurchase, redeem, or otherwise reacquire any securities (including any Share), or any right, warrant, or option to acquire any securities, other than in connection with the forfeiture, vesting, exercise, or settlement of Options or in connection with withholding to satisfy the exercise price and/or Tax obligations with respect to Options;

ii.	(A) split, combine, subdivide, or reclassify any of its securities (including the Common Shares and Options) or other equity interests, or (B) adjust, lower, reduce or reprice the exercise price or strike price of any Options outstanding as of the date hereof;

iii.	sell, issue, grant, deliver, pledge, transfer, encumber, or authorize the issuance, sale, delivery, pledge, transfer, Encumbrance, or grant by the Corporation of (A) any Share, equity interest, or other security of the Corporation, (B) any option, call, warrant, restricted securities, or right to acquire any Share, equity interest, or other security of the Corporation, including any Options, or (C) any instrument convertible into, exchangeable for or with respect to any Share, equity interest, or other security of the Corporation (except on the exercise of Options outstanding as of the date hereof in accordance with their present terms);

iv.	adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization, or other reorganization of the Corporation or any Subsidiary, other than any Pre-Arrangement Reorganization in accordance with Section 4.11 of the Arrangement Agreement;

v.	except as required by the express terms of the Arrangement Agreement, applicable Law or the terms of any Employee Plan in effect on the date hereof: (A) establish, adopt, terminate, amend, vary, renew, register, announce or waive any rights with respect to (or commit to do any of the preceding in respect of) any Employee Plan or other plan, program, policy, practice, agreement, arrangement, or undertaking that would constitute an Employee Plan if in effect on the date of the Arrangement Agreement; (B) take any action to accelerate the vesting or payment of, or fund or in any other way secure the payment of, any compensation or benefits under any Employee Plan; (C) increase or amend the compensation or benefits payable or that may become payable to any Corporation Associate (or any spouse, beneficiary, dependent or survivor thereof); (D) grant, provide or amend the terms of any change of control, retention, severance or termination compensation or benefits to any Corporation Associate; (E) grant or modify the terms of any awards under any bonus, incentive, performance, deferred compensation or other Employee Plan; (F) make any discretionary bonus or profit sharing distribution or similar payment of any kind; (G) loan or advance money or other property by the Corporation or the Subsidiaries to any of the Corporation Associate (other than expense reimbursements, expense accounts and advances in the ordinary course); or (H) hire, terminate (other than for cause), or lay off (or give notice of any such action to) any Corporation Associate;

vi.	enter into any transaction with a “related party” or agree to provide any “collateral benefit” (within the meanings of MI 61-101), other than transactions, expense reimbursements, expense accounts, payments and advances in the ordinary course;

vii.	amend or permit the adoption of any amendment to any of its Constating Documents;

viii.	enter into or adopt any shareholder rights plan or similar agreement or arrangement;

ix.	form any Subsidiary, acquire any equity interest or equity linked interest in any other Entity (other than securities in a publicly traded company held for investment by the Corporation and consisting of less than 1% of the outstanding capital stock of such Entity) or enter into any joint venture, partnership, limited liability company, or similar arrangement;

x.	make any capital expenditure or commit to make any capital expenditure, other than capital expenditures or commitments less than $50,000 in the aggregate;

xi.	acquire, lease, license, sublicense, pledge, sell, or otherwise dispose of, abandon, waive, relinquish or fail to renew, permit to lapse (other than in the Corporation’s reasonable judgment), transfer, assign, encumber, or subject to any material Encumbrance (other than Permitted Encumbrances) any material right or other material asset or property, excluding any Intellectual Property Right or other right in or to any Corporation Product (except, in the case of any of the foregoing, (A) in the ordinary course of business, (B) pursuant to dispositions of obsolete, surplus, or worn out assets that are no longer useful for the conduct of the business of the Corporation or any Subsidiary and (C) as permitted by Section 4.02(c)(x) of the Arrangement Agreement;

xii.	(A) acquire, lease, license, sublicense, pledge, sell, or otherwise dispose of, abandon, waive, relinquish or fail to renew, permit to lapse, transfer, assign, encumber, or subject to any material Encumbrance (other than Permitted Encumbrances), fail to diligently prosecute, renew or maintain, waive, allow to lapse, grant a third party any right to receive payments with respect to, or grant a covenant not to assert to a third party with respect to (x) any Corporation Product or any Intellectual Property Rights relating to any Corporation Product or (y) any other material Corporation IP (in the case of clause (x) or (y), except for non exclusive licenses or sublicenses in the ordinary course of business to contract manufacturers, contract research organizations or distributors, in each case, subject to written confidentiality obligations with respect to any Trade Secrets); or (B) enter into, terminate, or exercise or waive any option under any collaboration, development, research, commercialization or royalty agreement or any other similar agreement in connection with or relating to any Corporation Product, any Corporation IP relating to any Corporation Product or any other material Corporation IP;

xiii.	disclose any Trade Secrets relating to any Corporation Product or that are otherwise material to the Corporation or any Subsidiary to any third party, other than in the ordinary course of business pursuant to written confidentiality obligations binding on such third party;

xiv.	(A) acquire, or agree to acquire, fee ownership (or its jurisdictional equivalent) of any real property or (B) enter into, amend, renew (or fail to exercise a renewal option under), or modify a Corporation Lease if such Corporation Lease, amendment, renewal, or modification would increase the aggregate amount of payments under such Corporation Lease (as amended, renewed, or modified, as the case may be) or terminate any Corporation Lease (except any termination that shall occur at the end of the maximum term of such Corporation Lease);

xv.	prepay any long-term indebtedness before its scheduled maturity, or increase, incur, create, assume or otherwise become liable for any indebtedness for borrowed money or any other liability or obligation, issue any debt securities, or provide any guarantees thereof, other than indebtedness, liabilities or obligations owing by one wholly-owned Subsidiary of the Corporation to the Corporation or another wholly-owned Subsidiary of the Corporation, or of the Corporation to another wholly-owned Subsidiary of the Corporation;

xvi.	make any loan or advance to any Person, other than: (A) to a wholly-owned Subsidiary of the Corporation or from a wholly-owned Subsidiary of the Corporation to Corporation; or (B) in respect of accounts payable to trade creditors or accrued liabilities incurred in the ordinary course;

xvii.	assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any Person, other than a wholly-owned Subsidiary of the Corporation;

xviii.	amend or modify, accelerate or waive any material right under, terminate, replace, or release, settle, or compromise any material claim, liability, or obligation under any Material Contract or enter into any Contract that, if entered into prior to the date of the Arrangement Agreement, would have been a Material Contract (except for any non-exclusive licenses or sublicenses in the ordinary course of business to contract manufacturers, contract research organizations or distributors, in each case, subject to written confidentiality obligations with respect to any Trade Secrets and provided no such Contract purports, after the Effective Time, to grant any third party any license, covenant not to assert or other right with respect to any Intellectual Property Rights owned by or licensed to Parent or its Subsidiaries or to otherwise subject Parent or its Subsidiaries to any non-compete or other restrictions on the operation or scope of its business);

xix.	amend or modify in any material respect any privacy policies, or any administrative, technical, or physical safeguards related to privacy or cybersecurity except to remediate any security issue, to enhance data security or integrity, to comply with or improve compliance with applicable Law, as otherwise directed or required by a Governmental Body, or in relation to any new or updated software, products or technologies of the Corporation and the Subsidiaries;

xx.	commence any Legal Proceeding, except in connection with a breach of the Arrangement Agreement or any other agreement contemplated hereby;

xxi.	settle, release, waive, or compromise any Legal Proceeding or other claim (or threatened Legal Proceeding or other claim), other than any actual or threatened Legal Proceeding or other claim arising directly out of or relating to a breach of the Arrangement Agreement or any other agreement contemplated hereby; provided that Section 4.02(c)(xxi) of the Arrangement Agreement shall not apply to any Legal Proceeding arising out of or relating to any matter set forth in the Plan of Arrangement, Section 4.03, or Section 4.06 of the Arrangement Agreement;

xxii.	negotiate, adopt, enter into, amend, or terminate any Collective Bargaining Agreement or other similar arrangement relating to unions, work council, similar entities or other organized employees, or voluntarily recognize any new union, works council or similar entities or other organized employees;

xxiii.	enter into any Contract that limits the freedom or right of the Corporation or any Subsidiary (or following the Closing, Parent, Purchaser, or the Corporation or their respective Affiliates or investors or Affiliates of such investors) to sell, distribute or manufacture any product or service either (A) by limiting any freedom or right to engage in any line of business or to compete with any other Person in any location or line of business or (B) by providing “most favoured nation” rights (including with respect to pricing) or exclusivity obligations or restrictions, in each case, in favour of a party other than the Corporation or a Subsidiary;

xxiv.	change in any material respect their financial accounting principles, practices or methods, except as required by IFRS or applicable Law;

xxv.	in each case, except in the ordinary course of business or as required by applicable Laws: (A) make, change, or rescind any material Tax election; (B) settle or compromise any material Tax claim; (C) change (or request to change) any material method of accounting for Tax purposes; (D) file any material amended Tax Return or file any Tax Return in a manner materially inconsistent with past practice; (E) waive or extend any statute of limitations or consent to any waiver or extension in respect of a period within which an assessment or reassessment of material Taxes may be issued; (F) request any extension in respect of a period within which material Taxes must be paid; (G) apply for any material Tax ruling; (H) enter into any Tax sharing, allocation or similar agreement (other than agreements or arrangements wholly between the Corporation and/or the Subsidiaries) or (I) enter into any material “closing agreement” as described in section 7121 of the Code (or any corresponding or similar provision of state, local, or non U.S. Tax Laws) or material voluntary disclosure agreement or material Tax amnesty filing with any Governmental Body;

xxvi.	abandon or fail to maintain, comply with or perform any material obligations with respect to any Regulatory Authorizations;

xxvii.	with regard to any Corporation Product in development, (A) initiate or commence any new clinical trials, (B) materially amend or modify any existing clinical trial protocols, study recruitment efforts, study enrollment activities or clinical trial timelines, or (C) terminate any ongoing clinical trials or activities for planned clinical trials, unless in the case of any of (A) through (C), mandated or required by a Governmental Body;

xxviii.	with regard to any Corporation Product in development or in commercial distribution, modify any specification for such Corporation Product unless such modification is mandated or required by a Governmental Body;

xxix.	enter into any new line of business or discontinue any existing line of business;

xxx.	terminate, cancel or make any material changes to the structure, limits or terms and conditions of any material insurance policies, including allowing such insurance policies to expire without renewal or comparable replacement coverage or otherwise maintain insurance at less than current levels or otherwise in a manner inconsistent with past practice, other than as contemplated in Section 4.04 of the Arrangement Agreement;

xxxi.	enter into or terminate any material interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments other than in the ordinary course;

xxxii.	enter into or amend any Contract with any broker, finder or investment banker in connection with the Arrangement or the transactions contemplated by the Arrangement Agreement;

xxxiii.	waive, release, grant, assign or transfer any material rights, claims or benefits of the Corporation or any Subsidiary;

xxxiv.	enter into or authorize, agree, or commit to take any action that would cause the Closing Net Cash as of the Cash Determination Time fall below the Minimum Closing Net Cash Amount;

xxxv.	take any action that would reasonably be expected to interfere with, delay or be inconsistent with the completion of the Arrangement or the transactions contemplated in the Arrangement Agreement or which would render, or which may reasonably be expected to render, untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) in any material respect any of the representations and warranties of the Corporation set forth in the Arrangement Agreement; or

xxxvi.	enter into or authorize, agree, or commit to take any action described in clauses (i) through (xxxv) of Section 4.02(c) of the Arrangement Agreement.

d)	The Corporation shall keep Parent fully informed as to all material decisions or actions required to be made with respect to the operations of the business of the Corporation and the Subsidiaries, provided that such disclosure is not otherwise prohibited by reason of confidentiality owed to a third party or otherwise prevented by Law. Without limiting the foregoing, the Corporation shall promptly notify Parent in writing of: (i) any circumstance or development that, to the knowledge of the Corporation, is or would reasonably be expected to constitute a material change (within the meaning of applicable Securities Laws) or Material Adverse Effect in respect of the Corporation; (ii) the resignation or termination of any of the Corporation’s directors, senior officers or other members of senior management; (iii) any notice or other communication from any Governmental Body in connection with the Arrangement Agreement; and (iv) any material filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Corporation, the Subsidiaries or their respective business or assets.

e)	Nothing in the Arrangement Agreement shall give to Parent or Purchaser, directly or indirectly, any right to control or direct the operations of the Corporation prior to the Effective Time. Prior to the Effective Time, each of Parent and the Corporation shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations and those of its Subsidiaries.

Covenants Relating to Filings, Consents and Approvals

Pursuant to the Arrangement Agreement, each of the Parties shall, and shall cause their respective Affiliates to, use their respective commercially reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper, or advisable under applicable Antitrust Laws or Foreign Direct Investment Laws to consummate and make effective the Transactions as soon as reasonably practicable, including, (i) the obtaining of all necessary actions or non-actions, waivers, consents, clearances, decisions, declarations, approvals and, expirations, or terminations of waiting periods from Governmental Bodies and the making of all necessary registrations and filings and the taking of all steps as may be reasonably necessary to obtain any such consent, decision, declaration, approval, clearance, or waiver, or expiration or termination of a waiting period by or from, or to avoid a Legal Proceeding by, any Governmental Body in connection with any Antitrust Law or Foreign Direct Investment Law, (ii) the giving of all notices and the obtaining of all necessary consents, authorizations, approvals, or waivers from third parties, and (iii) the execution and delivery of any additional instrument reasonably necessary to consummate the Transactions.

For the complete text of the applicable provisions, see Section 4.03 of the Arrangement Agreement.

Covenants Relating to Insurance and Indemnification

Pursuant to the Arrangement Agreement, prior to the Effective Date, the Corporation may purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection (the nature and scope of which shall be in the discretion of the Corporation) in respect of claims arising from facts or events which occurred on or prior to the Effective Date and Parent shall, or shall cause the Corporation and the Subsidiaries to maintain such tail policies in effect without any reduction in scope or coverage in accordance with the terms of such “tail” policies for three years from the Effective Date; provided that Parent shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies shall not exceed 300% of the Corporation’s current annual aggregate premium for policies currently maintained by the Corporation or the Subsidiaries without the prior written consent of Parent. From and after the Effective Time, Parent and the Corporation, as applicable, agrees not to take any action to terminate such directors’ and officers’ liability insurance or materially adversely affect the rights of the Corporation’s present and former directors and officers thereunder.

Pursuant to the Arrangement Agreement, from and after the Effective Time, Parent shall cause the Corporation and the Subsidiaries to honour all rights to indemnification or exculpation existing as of the date hereof in favour of present and former employees, officers and directors of the Corporation and the Subsidiaries, to the extent that they are: (i) included in the Constating Documents of the Corporation or any of the Subsidiaries; or (ii) disclosed to Parent and Purchaser in the Corporation Disclosure Letter, and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than three years from the Effective Date .

If any of the Corporation, the Subsidiaries, Parent or Purchaser or any of their respective successors or assigns shall (a) amalgamate, consolidate with or merge or wind-up into any other Person and shall not be the continuing or surviving corporation or entity; or (b) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns (including, as applicable, any acquirer of all or substantially all of the properties or assets of the Corporation, the Subsidiaries, Parent or Purchaser) and transferees of the Corporation, the Subsidiaries, Parent or Purchaser as the case may be, shall assume all of the obligations set forth in Section 4.04 of the Arrangement Agreement for a period expiring not earlier than the date that is three years from the Effective Date.

For the complete text of the applicable provisions, see Section 4.04 of the Arrangement Agreement.

Covenants of Reunion Regarding Non-Solicitation

In the Arrangement Agreement, Reunion has agreed to certain non-solicitation covenants, including that, subject to the provisions of the Arrangement Agreement, Reunion and its Subsidiaries shall not, directly or indirectly, through any officer, director, partner, member, employee, manager, attorney, accountant, investment banker, consultant, agent, financial advisor, other advisor or other representative of Reunion or of any of its Subsidiaries (collectively, “Representatives”) or otherwise, and shall not permit or authorize any such Person to:

(a)	solicit, assist, initiate, knowingly encourage, or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any information, properties, facilities, books or records of the Corporation or any Subsidiary or entering into any form of agreement, arrangement or understanding) any inquiry, proposal, discussion, negotiation, expression of interest or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)	enter into, engage in, continue or otherwise participate in any discussions or negotiations with any Person (other than with Parent, Purchaser, Parent’s Representatives or any Person acting jointly or in concert with Parent or Purchaser) or furnish any information to any Person (other than with Parent, Purchaser, Parent’s Representatives or any Person acting jointly or in concert with Parent or Purchaser) in connection with any inquiry, proposal, expression or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, or otherwise knowingly encourage, facilitate, cooperate with, assist or participate in, any effort or attempt of any other Person to do or seek to do any of the foregoing; it being acknowledged and agreed that the Corporation may communicate with any Person for purposes of advising such Person of the non-solicitation restrictions in Article 5 hereof or that any Acquisition Proposal does not constitute or would not lead to a Superior Proposal;

(c)	make a Change in Recommendation;

(d)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal or any inquiry, proposal, expression or inquiry that could reasonably be expected to constitute or lead to an Acquisition Proposal; provided that publicly taking no position or a neutral position with respect to a publicly announced or otherwise publicly disclosed Acquisition Proposal (A) for a period of no more than five Business Days following the formal announcement or public disclosure of such Acquisition Proposal or (B) in the event that the Meeting is scheduled to occur within the five (5) Business Day period set out in (A), prior to the third (3rd) Business Day prior to the date of the Meeting, will not be considered to be in violation of Section 5.01(a) of the Arrangement Agreement if the Board has rejected such Acquisition Proposal and affirmed the Board Recommendation before the end of the periods set out in (A) or (B), as applicable;

(e)	accept or enter into, or publicly propose to accept or enter into, any agreement, letter of intent, agreement in principle, undertaking, understanding, arrangement or Contract in respect of an Acquisition Proposal other than an Acceptable Confidentiality Agreement permitted by and in accordance with Section 5.03 of the Arrangement Agreement; or

(f)	approve, authorize or publicly announce any intention to do any of the foregoing.

The Corporation shall, and shall cause the Subsidiaries and its and their respective Affiliates and Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, activity or negotiation (including through any Representatives on its behalf), if any, commenced prior to the date of the Arrangement Agreement with any Person and such Person’s Representatives (other than with Parent, Purchaser or Parent’s Representatives) with respect to any inquiry, proposal, discussion, negotiation, expression or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection therewith, the Corporation shall:

(a)	immediately discontinue access to and disclosure of all information, if any, to such Persons, including (A) any physical or electronic data room access for such Persons and their Representatives to diligence or other information regarding the Corporation or any Subsidiary or any of their businesses or assets and (B) any access to the properties, facilities, books and records of the Corporation or of any Subsidiaries; and

(b)	promptly, and in any event no later than 5:00 p.m. on the day immediately following public announcement of the Arrangement Agreement, request, and exercise all rights it or any of the Subsidiaries has to require: (A) the immediate return or destruction of all copies of any information regarding the Corporation or any Subsidiary provided to any Person (other than Parent, Purchaser, and Parent’s Representatives) in connection with any Acquisition Proposal or any inquiry, proposal, expression or offer that constitutes or could reasonably be expected to constitute or lead to, an Acquisition Proposal, and (B) the immediate destruction of all material including or incorporating or otherwise reflecting such information regarding the Corporation or any Subsidiary, using its commercially reasonable best efforts to ensure that such requests are fully complied with in accordance with the terms of such rights.

The Corporation represented and warranted that, since January 1, 2021, it has not waived any confidentiality, standstill or similar agreement or restriction to which the Corporation or any of the Subsidiaries is a party, except to permit submissions of expressions of interest prior to the date of the Exclusivity Agreement.

Further, the Corporation covenanted and agreed that (i) it shall take all necessary action to enforce any confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, covenant, or restriction to which the Corporation or any Subsidiary is a party or may hereafter become a party in accordance with Section 5.03 of the Arrangement Agreement and (ii) neither the Corporation, nor any of the Subsidiaries or their respective Representatives will, without the prior written consent of Parent (which may be withheld, conditioned or delayed in Parent’s sole and absolute discretion), release any Person from, or waive, terminate, amend, release, assign, suspend, modify or otherwise forbear in the enforcement of any Person’s obligations respecting the Corporation, or any Subsidiary, or enter into or participate in any discussions, negotiations or agreements with any Person concerning the foregoing with respect to such Person’s obligations respecting the Corporation or any of the Subsidiaries, under any confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, covenant, or restriction to which the Corporation or any Subsidiary is a party (it was acknowledged by Parent and Purchaser that the automatic termination or release of any standstill restrictions of any such agreements as a result of the entering into an announcement of the Arrangement Agreement shall not be a violation of this covenant).

Notification of Acquisition Proposals

If the Corporation or any of the Subsidiaries or any of its or their respective Affiliates or Representatives receives or otherwise become aware of any written or oral inquiry, proposal, expression or offer that constitutes, contemplates or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, information relating to the Corporation or any Subsidiary in connection with any inquiry, proposal, expression or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, including information, access, or disclosure relating to any properties, facilities, books or records or other documents of the Corporation or any of the Subsidiaries, the Corporation: (a) may: (i) communicate with any Person solely for the purposes of clarifying the terms of any such inquiry, proposal, expression or offer made by such Person; (ii) advise any Person of the restrictions of the Arrangement Agreement; and (iii) advise any Person making such inquiry, proposal, expression or offer that the Board has determined that such inquiry, proposal or offer does not constitute, or is not reasonably expected to constitute or lead to, a Superior Proposal; (b) shall promptly notify Parent and Parent’s Counsel, at first orally, and then within twenty-four (24) hours, in writing, of such Acquisition Proposal, inquiry, proposal, expression, offer or request, a description of its material terms and conditions and the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request and un-redacted copies of all agreements, term sheets, proposals, letters of intent and similar documents (whether or not electronic) received in respect of, from or on behalf of any such Person; and (c) shall keep Parent promptly and reasonably informed on a current basis of the status, the terms of any material or substantive correspondence, discussions or negotiations and any other material developments and discussions relating to any Acquisition Proposal (including any financing commitments related thereto), inquiry, proposal, expression, offer or request (to the extent such discussions and negotiations are permitted by Article 5 of the Arrangement Agreement), including any changes, modifications or other amendments to or relating to any such Acquisition Proposal, inquiry, proposal, expression, offer or request and promptly provide to Parent un-redacted copies of all agreements, term sheets, proposals, letters of intent and similar documents (including any other agreements, correspondence or materials that modify, amend or supplement any of the foregoing), if in writing or electronic form, and if not in writing or electronic form, a description of the terms of such material documents and correspondence between the Corporation and its Representatives and the Person making any such Acquisition Proposal, inquiry, proposal, expression, offer or request and its Representatives.

Responding to an Acquisition Proposal

Notwithstanding Section 5.01 of the Arrangement Agreement but subject to compliance with the other provisions of Article 5 of the Arrangement Agreement, if, at any time prior to obtaining the Requisite Shareholder Approval, the Corporation receives a bona fide unsolicited written Acquisition Proposal that did not result, directly or indirectly, from any breach of Article 5 of the Arrangement Agreement, any other provision of the Arrangement Agreement, the Confidentiality Agreement or the Exclusivity Agreement, the Corporation and its Representatives may (i) engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and (ii) provide copies of, access to or disclosure of information, properties, facilities, books or records of the Corporation or the Subsidiaries (and any such copies, access or disclosure provided to such Person shall have already been (or simultaneously be) provided to Parent and Parent’s Representative), if and only if, in the case of both clauses (i) and (ii):

(a)	the Board first determines in good faith, after consultation with its financial advisor(s) and outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to constitute or lead to a Superior Proposal and that the failure to take the actions described in clauses (i) and (ii) above would be inconsistent with its fiduciary duties under applicable Law;

(b)	such Person making the Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, non solicitation, use, business purpose or similar agreement, restriction or covenant with the Corporation or any of the Subsidiaries;

(c)	the Corporation has been, and continues to be, in compliance with its obligations under Article 5, the Exclusivity Agreement and the Confidentiality Agreement in all respects; and

(d)	prior to providing any such copies, access, or disclosure or engaging or participating in any discussions or negotiations with such Person, (A) the Corporation promptly delivers a written notice to Parent stating its intention to participate in such discussions or negotiations and to provide such copies, access or disclosure, which notice shall include confirmation of the determination by the Board that such Acquisition Proposal constitutes or would reasonably be expected to constitute a Superior Proposal; and (B) the Corporation enters into an Acceptable Confidentiality Agreement with such Person and a true, complete and final executed copy of such agreement is provided to Parent.

For the complete text of the applicable provisions, see Sections 5.03 of the Arrangement Agreement.

Superior Proposal; Right to Match

If the Corporation receives an Acquisition Proposal that constitutes a Superior Proposal prior to obtaining the Requisite Shareholder Approval, the Board may, or may cause the Corporation to, subject to compliance with Section 7.03 of the Arrangement Agreement, make a Change in Recommendation, and/or approve, accept or enter into a definitive agreement with respect to such Superior Proposal, if and only if prior to such recommendation and/or approval, acceptance or entering into of the definitive agreement:

(a)	the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction, or covenant with the Corporation or any of the Subsidiaries;

(b)	the Corporation has been, and continues to be, in compliance with (A) its obligations under this Article 5, the Exclusivity Agreement and the Confidentiality Agreement in all respects and (B) its obligations under Section 2.03 and Section 2.04 of the Arrangement Agreement;

(c)	the Corporation or its Representatives have delivered to Parent a written notice which shall include: (A) confirmation of the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal; (B) confirmation of the determination by the Board of the value and financial terms that the Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Superior Proposal; and (C) confirmation of the intention of the Board to enter into a definitive agreement with respect to such Superior Proposal (the “Superior Proposal Notice”);

(d)	the Corporation or its Representatives have provided to Parent a copy of the proposed definitive agreement(s) for the Superior Proposal and all related material documents or materials that modify, amend or supplement any of the foregoing (which shall include all schedules, appendices, exhibits and other attachments related thereto including copies of any financing commitments related thereto), as well as any subsequent amendment, modification or supplement with respect to any of the foregoing;

(e)	at least five (5) Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which Parent received the Superior Proposal Notice and the date on which Parent received a copy of all the materials referred to in Section 5.04(a)(iv) of the Arrangement Agreement;

(f)	during any Matching Period, the Corporation shall, if requested by Parent, negotiate in good faith with Parent and Parent’s Representatives, regarding any revision to the terms of the Arrangement and other Transactions proposed by Parent in order for such Acquisition Proposal to cease to be a Superior Proposal;

(g)	after the Matching Period, the Board has determined in good faith (A) after consultation with its financial advisor(s) and outside legal counsel, that such Acquisition Proposal continues to constitute a Superior Proposal (and, if applicable, compared to the terms of the Arrangement as proposed to be amended by Parent under Section 5.04(b) and (B) of the Arrangement Agreement after consultation with its outside legal counsel and financial advisors, that the failure to take the relevant action would be inconsistent with its fiduciary duties under applicable Law;

(h)	the making of the Acquisition Proposal constituting a Superior Proposal did not result, directly or indirectly, from any breach of Article 5 or any other provision of the Arrangement Agreement, the Confidentiality Agreement or the Exclusivity Agreement; and

(i)	prior to or concurrently with making a Change in Recommendation or entering into such definitive agreement, the Corporation terminates the Arrangement Agreement pursuant to Section 7.01 of the Arrangement Agreement and pays the Termination Payment and Expenses Reimbursement Payment pursuant to Section 7.03 of the Arrangement Agreement.

During the Matching Period, or such longer period as the Corporation may approve in writing for such purpose: (i) the Board shall review in good faith any offer made by Parent under Section 5.04(a)(vi) of the Arrangement Agreement to amend the terms of the Arrangement Agreement and the Arrangement, after consultation with its financial advisors and its outside legal counsel, in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (ii) the Corporation shall, and shall cause its Representatives to, negotiate in good faith with Parent and Parent’s Representatives to make such amendments to the terms of the Arrangement Agreement and the Arrangement as would enable Parent and Purchaser to proceed with the Transactions on such amended terms. If the Board, after consultation with its financial advisors and its outside legal counsel, determines that such Acquisition Proposal would cease to be a Superior Proposal, the Corporation shall promptly (and in any event within twenty-four (24) hours of such determination) so advise Parent and the Corporation and Parent shall amend the Arrangement Agreement and the Plan of Arrangement to reflect such offer made by Parent, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

Each successive amendment to any Acquisition Proposal that results in an increase in, or a modification of, the consideration (or value of such consideration) to be received by the Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of Section 5.04 of the Arrangement Agreement and Parent shall be afforded a new full five (5) Business Day Matching Period from the later of the date on which Parent received the Superior Proposal Notice for the new Superior Proposal and the date on which Parent received all of the materials referred to in Section 5.04(a)(iv) of the Arrangement Agreement with respect to such new Superior Proposal.

The Board shall promptly (and in any event within twenty-four (24) hours) reaffirm the Board Recommendation without qualification by press release after any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced or publicly disclosed or the Board determines that a proposed amendment to the terms of the Arrangement Agreement or the Arrangement as contemplated under Section 5.04(b) of the Arrangement Agreement would result in an Acquisition Proposal no longer being a Superior Proposal. The Corporation shall provide Parent and its Representatives with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by Parent and its outside legal counsel.

If the Corporation provides a Superior Proposal Notice to Parent on a date that is less than ten (10) Business Days before the Meeting, the Corporation shall either proceed with or adjourn or postpone the Meeting, as directed by Parent acting reasonably, to a date determined by Parent that is not more than 15 Business Days after the scheduled date of the Meeting but in any event the Meeting shall not be adjourned or postponed to a date which would prevent the Effective Time from occurring on or prior to the Outside Date.

For greater certainty and notwithstanding anything in the Arrangement Agreement to the contrary, the Corporation shall not be permitted to accept, approve or enter into an agreement providing for, or implementing, a Superior Proposal unless the Corporation has complied with its obligations under Article 5 of the Arrangement Agreement, the Exclusivity Agreement and the Confidentiality Agreement.

Nothing contained in the Arrangement Agreement shall prohibit the Corporation or the Board from making any disclosure to its security holders if the Board, acting in good faith and upon the advice of outside legal counsel, first determines that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Board or such disclosure is otherwise required under Law or an order of a court of competent jurisdiction; provided that: (i) the Corporation shall provide Parent and its Representatives with a reasonable opportunity to review and comment on the form and content of any disclosure to be made pursuant to Section 5.04(g) of the Arrangement Agreement and shall give reasonable consideration to such comments; and (ii) notwithstanding the foregoing, the Board shall not be permitted to make a Change in Recommendation other than as permitted by Section 5.04 of the Arrangement Agreement.

Without limiting the generality of the foregoing, the Corporation shall advise the Subsidiaries and its and their Representatives of the prohibitions set out in Article 5 of the Arrangement Agreement and any violation of the restrictions set forth in Article 5 of the Arrangement Agreement by the Corporation, the Subsidiaries or its or their Representatives will be deemed to be a breach of Article 5 of the Arrangement Agreement by the Corporation for which the Corporation will be responsible.

Termination of the Arrangement Agreement

The Arrangement Agreement may be terminated prior to the Effective Time, whether before or after the Requisite Shareholder Approval:

(a)	by the mutual written consent of the Corporation and Parent;

(b)	by either the Corporation or Parent if the Effective Time shall not have occurred on or before August 31, 2023 (the “Outside Date”); provided that either Parent or the Corporation shall have a right to extend the Outside Date for up to an additional 30 days and, in such case, the Parties, each acting reasonably, shall cooperate to agree upon an amended dollar threshold for the Closing Net Cash condition set out in Section 6.03(e) of the Arrangement Agreement prior to the expiry of the extended Outside Date; provided further that the Party seeking to terminate the Arrangement Agreement pursuant to Section 7.01(b) of the Arrangement Agreement shall not have breached or failed to perform (and, in the case of Parent, Purchaser shall also not have breached or failed to perform) its representations, warranties, covenants or obligations under the Arrangement Agreement in any manner that shall have principally caused or resulted in the failure to consummate the Arrangement on or before such date;

(c)	by either the Corporation or Parent if (i) any Governmental Body having competent jurisdiction over Parent, Purchaser or the Corporation shall have issued a Legal Restraint, and such Legal Restraint shall have become final and non-appealable and (ii) the Party seeking to terminate the Arrangement Agreement pursuant to Section 7.01(c) of the Arrangement Agreement shall not have breached or failed to perform (and, in the case of Parent, Purchaser shall also not have breached or failed to perform) its representations, warranties, covenants or obligations under the Arrangement Agreement in any manner that shall have principally caused or resulted in the imposition of such Legal Restraint or the failure of such Legal Restraint to be resolved or lifted;

(d)	by either the Corporation or Parent if (i) the Meeting (including any adjournment, recess, or postponement thereof) shall have concluded and the Requisite Shareholder Approval contemplated by the Arrangement Agreement shall not have been obtained; and (ii) the Party seeking to terminate the Arrangement Agreement pursuant to Section 7.01(d) of the Arrangement Agreement shall not have breached or failed to perform (and, in the case of Parent, Purchaser shall also not have breached or failed to perform) its representations, warranties, covenants or obligations under the Arrangement Agreement in any manner that shall have principally caused or resulted in the failure to obtain the Requisite Shareholder Approval;

(e)	by the Corporation, if Parent or Purchaser shall have breached any representation, warranty, covenant, or agreement in the Arrangement Agreement, in each case, which breach (i) would result in a failure of a condition set forth in Section 6.01, Section 6.02(a) or Section 6.02(b) of the Arrangement Agreement and (ii) is not cured in accordance with the terms of Section 4.08 of the Arrangement Agreement; provided that the Corporation is not then in breach of any representation, warranty, covenant, or agreement in the Arrangement Agreement that would result in a failure of a condition set forth in Section 6.01, Section 6.03(a) or Section 6.03(b) of the Arrangement Agreement;

(f)	by Parent, if the Corporation shall have breached any representation, warranty, covenant, or agreement in the Arrangement Agreement, in each case, which breach (i) would result in a failure of a condition set forth in Section 6.01, Section 6.03(a) or Section 6.03(b) of the Arrangement Agreement and (ii) is not cured in accordance with the terms of Section 4.08; provided that Parent or Purchaser is not then in breach of any representation, warranty, covenant, or agreement in the Arrangement Agreement that would result in a failure of a condition set forth in or Section 6.01, Section 6.02(a) or Section 6.02(b) of the Arrangement Agreement;

(g)	by Parent, prior to obtaining the Requisite Shareholder Approval, if (i) there is a Change in Recommendation, or (ii) the Corporation or any Subsidiary accepts, approves, executes or enters into a definitive agreement (other than an Acceptable Confidentiality Agreement) in respect of an Acquisition Proposal;

(h)	by the Corporation, prior to obtaining the Requisite Shareholder Approval, if (i) the Board makes a Change in Recommendation or the Corporation enters into a definitive agreement (other than an Acceptable Confidentiality Agreement) with respect to a Superior Proposal in accordance with Section 5.04 of the Arrangement Agreement, provided the Corporation is then in compliance with Article 5 and that prior to or concurrent with such termination the Corporation pays the Termination Payment and Expenses Reimbursement Payment in accordance with Section 7.03 of the Arrangement Agreement; or

(i)	by Parent, if the Corporation Willfully Breaches or breaches in any material respect Article 5 of the Arrangement Agreement.

Termination Payment and Expenses Reimbursement Payment

Pursuant to the Arrangement Agreement, if a Termination Event occurs, the Corporation shall pay Parent the Termination Payment in accordance with Section 7.03 of the Arrangement Agreement. For the purposes of the Arrangement Agreement, “Termination Payment” means US$800,000 and “Termination Event” means the termination of the Arrangement Agreement:

(a)	by Parent, prior to obtaining the Requisite Shareholder Approval, if (i) there is a Change in Recommendation, or (ii) the Corporation or any Subsidiary accepts, approves, executes or enters into a definitive agreement (other than an Acceptable Confidentiality Agreement) in respect of an Acquisition Proposal;

(b)	by Parent, if the Corporation Willfully Breaches or breaches in any material respect Article 5 of the Arrangement Agreement;

(c)	by the Corporation, prior to obtaining the Requisite Shareholder Approval, if (i) the Board makes a Change in Recommendation or the Corporation enters into a definitive agreement (other than an Acceptable Confidentiality Agreement) with respect to a Superior Proposal in accordance with Section 5.04 of the Arrangement Agreement, provided the Corporation is then in compliance with Article 5 and that prior to or concurrent with such termination the Corporation pays the Termination Payment and Expenses Reimbursement Payment in accordance with Section 7.03 of the Arrangement Agreement;

(d)	by either the Corporation or Parent if the Effective Time shall not have occurred on or before the Outside Date; provided that either Parent or the Corporation shall have a right to extend the Outside Date for up to an additional 30 days and, in such case, the Parties, each acting reasonably, shall cooperate to agree upon an amended dollar threshold for the Closing Net Cash condition set out in Section 6.03(e) of the Arrangement Agreement prior to the expiry of the extended Outside Date; provided further that the Party seeking to terminate the Arrangement Agreement pursuant to Section 7.01(b) of the Arrangement Agreement shall not have breached or failed to perform (and, in the case of Parent, Purchaser shall also not have breached or failed to perform) its representations, warranties, covenants or obligations under the Arrangement Agreement in any manner that shall have principally caused or resulted in the failure to consummate the Arrangement on or before such date;

(e)	by either the Corporation or Parent if (i) the Meeting (including any adjournment, recess, or postponement thereof) shall have concluded and the Requisite Shareholder Approval contemplated by the Arrangement Agreement shall not have been obtained; and (ii) the Party seeking to terminate the Arrangement Agreement pursuant to Section 7.01(d) of the Arrangement Agreement shall not have breached or failed to perform (and, in the case of Parent, Purchaser shall also not have breached or failed to perform) its representations, warranties, covenants or obligations under the Arrangement Agreement in any manner that shall have principally caused or resulted in the failure to obtain the Requisite Shareholder Approval;

(f)

by Parent, if the Corporation shall have breached any representation, warranty, covenant, or agreement in the Arrangement Agreement, in each case, which breach (i) would result in a failure of a condition set forth in Section 6.01, Section 6.03(a), or Section 6.03(b) of the Arrangement Agreement and (ii) is not cured in accordance with the terms of Section 4.08 of the Arrangement Agreement; provided that Parent or Purchaser is not then in breach of any representation, warranty, covenant, or agreement in the Arrangement Agreement that would result in a failure of a condition set forth in or Section 6.01, Section 6.02(a) or Section 6.02(b) of the Arrangement Agreement

and prior to such termination listed in (d), (e) or (f) of the definition of Termination Event above, (1) following the date hereof, any Acquisition Proposal in respect of the Corporation or any Subsidiary shall have been publicly announced or publicly disclosed or otherwise made known to the Corporation or any Subsidiary (in each case, whether or not conditional and whether or not withdrawn) by any Person (other than Parent, Purchaser or their Affiliates) or any Person (other than Parent, Purchaser or their Affiliates) shall have publicly announced or otherwise publicly disclosed an intention to make an Acquisition Proposal in respect of the Corporation or any Subsidiary, and (2) either (a) prior to such termination the Corporation or any Subsidiary has accepted, approved or entered into a definitive agreement regarding an Acquisition Proposal (whether or not such Acquisition Proposal is later consummated), or (b) within twelve (12) months following the date of such termination, any Acquisition Proposal (whether or not the same Acquisition Proposal referred to in clause (1) above) is consummated or the Corporation or one or more Subsidiaries, directly or indirectly, in one or more transactions, accepts, approves or enters into a Contract in respect of any Acquisition Proposal (whether or not the same Acquisition Proposal referred to in clause (1) above) and such Acquisition Proposal is later consummated (whether or not within such 12-month period).

If the Arrangement Agreement has been terminated (A) by Parent pursuant to a Termination Event set out in paragraph (a), (b), (d), (e) or (f) of the definition of Termination Event listed above or (B) by the Corporation pursuant to a Termination Event set out in paragraph (c) or (e) of the definition of Termination Event listed above, then the Corporation shall, within two (2) Business Days following the termination of the Arrangement Agreement, pay expense reimbursement (the “Expenses Reimbursement Payment”) for reasonable, documented out-of-pocket third party transaction expenses incurred by Parent in connection with the Arrangement Agreement, in an amount not to exceed US$1,500,000. For greater certainty, the Termination Payment and the Expenses Reimbursement Payment shall be credited against each other and the maximum aggregate amount of the Termination Payment and the Expenses Reimbursement Payment payable by the Corporation shall not exceed a total of US$1,500,000 in any event.

For the complete text of the applicable provisions, see Sections 7.01 – 7.03 of the Arrangement Agreement.

Other Required Approvals

Except as otherwise disclosed in this Circular, Reunion is not aware of any other consents or approvals of any Governmental Body required in connection with the Arrangement.

Amendment

Amendment to Arrangement Agreement

The Arrangement Agreement and, subject to the provisions of the Interim Order, the Final Order and the Plan of Arrangement, the Plan of Arrangement, may, at any time and from time to time before or after the holding of the Meeting, but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Shareholders, or the holders of Options, and any such amendment may, subject to the Interim Order, the Final Order, the Plan of Arrangement and Law, as applicable, without limitation: (a) change the time for performance of any of the obligations or acts of the Parties; (b) waive or modify, in whole or in part, any representation or warranty contained in the Arrangement Agreement or in any document delivered pursuant to the Arrangement Agreement; (c) waive or modify, in whole or in part, any of the covenants contained in the Arrangement Agreement and waive or modify performance of any of the obligations of the Parties; and/or (d) waive or modify, in whole or in part, any mutual conditions contained in the Arrangement Agreement.

Amendment to Plan of Arrangement

The Corporation and Parent may amend, modify and/or supplement the Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Corporation and Parent, each acting reasonably, (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to the Shareholders if and as required by the Court.

Any amendment, modification and/or supplement to the Plan of Arrangement, if approved by the Corporation and Parent, each acting reasonably, may be proposed by the Corporation or Parent at any time prior to the Meeting, with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of the Plan of Arrangement for all purposes.

Any amendment, modification and/or supplement to the Plan of Arrangement that is approved or directed by the Court following the Meeting shall be effective only if (i) it is consented to in writing by each of the Corporation and Parent (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Shareholders voting in the manner directed by the Court.

Any amendment, modification and/or supplement to the Plan of Arrangement may be made following the Effective Date unilaterally by Parent provided that it concerns a matter which, in the reasonable opinion of Parent, is of an administrative nature required to better give effect to the implementation of the Plan of Arrangement and is not adverse to the economic interest of any former holder of Shares or Options.

Notwithstanding anything to the contrary contained in the Plan of Arrangement, any amendment, modification and/or supplement to the Plan of Arrangement may be made by the written consent of each of the Corporation and Parent at any time and from time to time without the approval of or communication to the Court or the Shareholders, provided that each such amendment, modification and/or supplement concerns a matter which, in the reasonable opinion of Parent, is of an administrative nature or required to better give effect to the implementation of the Plan of Arrangement and is not adverse to the economic interest of any Shareholders.

Notwithstanding anything in the Plan of Arrangement or the Arrangement Agreement, Parent and the Corporation shall be entitled at any time prior to or following the Meeting to modify the Plan of Arrangement with respect to any Pre-Arrangement Reorganization effected in accordance with the terms of the Arrangement Agreement without any prior notice or communication or approval of the Court, the Shareholders or the holders of the Options, provided that such modifications are not adverse to the financial or economic interests of the Shareholders or the holders of the Options entitled to receive the applicable consideration under Section 2.03 of the Plan of Arrangement.

PROCEDURE FOR THE ARRANGEMENT TO BECOME EFFECTIVE

Procedural Steps

The Arrangement is proposed to be carried out pursuant to Section 192 of the CBCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)	the Arrangement Resolution must receive the Requisite Shareholder Approval at the Meeting and in the manner set forth in the Interim Order;

(b)	the Court must grant the Final Order approving the Arrangement;

(c)	all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate Party; and

(d)	the Final Order, the Articles of Arrangement and related documents, in the form prescribed by the CBCA, must be filed with the Director.

There is no assurance that the conditions set out in the Arrangement Agreement will be satisfied or waived on a timely basis or at all.

Upon the conditions precedent set forth in the Arrangement Agreement being fulfilled or waived, Reunion intends to file a copy of the Final Order and the Articles of Arrangement with the Director under the CBCA, together with such other materials as may be required by the Director, in order to give effect to the Arrangement.

Requisite Shareholder Approval

Pursuant to the terms of the Interim Order, the Arrangement Resolution must, subject to further order of the Court, be approved by at least two-thirds (66 2/3%) of the votes cast by the Shareholders, present in person or represented by proxy at the Meeting.

The Arrangement Resolution must receive the Requisite Shareholder Approval in order for Reunion to seek the Final Order and implement the Arrangement on the Effective Date in accordance with the terms of the Final Order. If the Arrangement Resolution is not approved by the Requisite Shareholder Approval, the Arrangement cannot be completed. See “Procedure for the Arrangement to Become Effective – Canadian and United States Securities Law Matters” and “Matters to be Considered at the Meeting”.

Pursuant to the Interim Order, the quorum required at the Meeting will be two persons entitled to vote at the Meeting to be present, and for not less than 5% of the issued and outstanding Common Shares to be represented in person or by proxy or by a duly authorized representative of a Shareholder at the Meeting.

Unless instructed otherwise, the persons designated by management of Reunion in the enclosed form of proxy intend to vote FOR the Arrangement Resolution set forth in Appendix “B” to this Circular.

Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the Shareholders authorizes the Board, without notice to or approval of the Shareholders: (a) to amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement, and (b) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions. See Appendix “B” to this Circular for the full text of the Arrangement Resolution.

Court Approval

The CBCA requires that the Court approve the Arrangement.

Interim Order

On June 13, 2023, the Court granted the Interim Order providing for the calling and holding of the Meeting, the Dissent Rights and certain other procedural matters. The full text of the Interim Order is attached as Appendix “D” to this Circular.

Final Order

On June 9, 2023, the Corporation filed the Notice of Application for Final Order to approve the Arrangement. A copy of the Notice of Application for Final Order is attached as Appendix “G” to this Circular. Subject to the approval of the Arrangement Resolution by Shareholders at the Meeting, the hearing in respect of the Final Order is expected to take place on or about July 14, 2023 at 9:30 a.m. (Toronto time) by video conference, or as soon thereafter as is reasonably practicable. Any Shareholder who wishes to appear or be represented and to present evidence or arguments must serve and file a Notice of Appearance and satisfy any other requirements of the Court. The Court will consider, among other things, the fairness and reasonableness of the Arrangement and the rights of every Person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

Shareholders who wish to participate in or be represented at the Court hearing for the Final Order should consult their legal advisors as to the necessary requirements.

Regulatory Matters

Stock Exchange Delisting

Following the completion of the Arrangement, it is expected that the Common Shares will be delisted from the TSX and NASDAQ. Reunion anticipates that the Common Shares will be delisted from the TSX and NASDAQ with effect as promptly as practicable following the Effective Date.

Canadian and United States Securities Law Matters

Reunion is a reporting issuer in all provinces of Canada, and accordingly is subject to the provisions of MI 61-101. MI 61-101 is intended to regulate certain transactions (business combinations, related party transactions, insider bids, and issuer bids) where there is a potential for conflicts of interest because the transaction involves one or more interested or related parties who are parties to the transaction and have the potential to receive information, advantages, different consideration or other benefits that are not available to other shareholders. Where MI 61-101 applies, it generally requires enhanced disclosure, approval by a majority of minority securityholders (i.e., excluding interested parties) and, in certain circumstances, independent valuations and approval and oversight of the transaction by a special committee of independent directors.

A transaction in which the interest of a holder of an equity security of an issuer may be terminated without the holder’s consent (such as the Arrangement) constitutes a “business combination” for the purposes of MI 61-101 if a “related party” of the issuer (such as a person that has beneficial ownership of, or control or direction over, directly or indirectly, securities of the issuer carrying more than 10% of the voting rights attached to all the issuer’s outstanding voting securities, or a director or senior officer of the issuer, among others) at the time the transaction is agreed to (i) would, as a consequence of the transaction, directly or indirectly acquire the issuer or the business of the issuer; (ii) is a party to any “connected transaction” to the transaction; or (iii) is entitled to receive, directly or indirectly, as a consequence of the transaction a “collateral benefit”, among others and, for a “business combination”, each such “related party” also constitutes an “interested party” of the issuer.

Collateral Benefit

Pursuant to MI 61-101, any related party of the Corporation at the time the Arrangement was agreed to that is entitled to receive a “collateral benefit” (as defined in MI 61-101) would be considered an “interested party” in the Arrangement. Consequently, the Corporation would be required to exclude the votes attaching to the securities beneficially owned, or over which control or direction is exercised by, such persons in determining minority approval of the Arrangement.

A “collateral benefit” (for purposes of MI 61-101) includes any benefit that a “related party” of the Corporation is entitled to receive as a consequence of the Arrangement, including, without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities, or other enhancement in benefits related to past or future services as an employee, director or consultant of the Corporation. However, MI 61-101 excludes from the meaning of “collateral benefit” a payment per security that is identical in amount and form to the entitlement of the general body of holders in Canada of securities of the same class, an enhancement of employee benefits resulting from participation by a related party in a group plan where the benefits provided by the group plan are generally provided to employees of the successor to the business of the issuer, as well as certain benefits to a related party received solely in connection with the related party’s services as an employee, director or consultant of the issuer, of an affiliated entity of such issuer or of a successor to the business of such issuer where: (i) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the transaction; (ii) the conferring of the benefit is not, by its terms, conditional on the related party supporting the transaction in any manner; (iii) full particulars of the benefit are disclosed in the disclosure document for the transaction; and (iv) either (a) at the time the transaction is agreed to, the related party and his or her associated entities beneficially own, or exercise control or direction over, less than 1% of the issued and outstanding securities of each class of equity securities of the issuer, or (b) the related party discloses to an independent committee of the issuer the amount of consideration that the related party expects to be beneficially entitled to receive, under the terms of the transaction, in exchange for the equity securities the related party beneficially owns and the independent committee acting in good faith determines that the value of the benefit, net of any offsetting costs to the related party, is less than 5% of the value of the consideration the related party will receive pursuant to the terms of the transaction for the equity securities the related party beneficially owns, and the independent committee’s determination is disclosed in the disclosure document for the transaction.

Certain officers and directors of the Corporation hold Common Shares and Options. If the Arrangement is completed, (i) all of the Common Shares held by the officers and directors of the Corporation and their associates will be treated in the same fashion under the Arrangement as Common Shares held by all other Shareholders and (ii) all Options will become vested on an accelerated basis and the directors and officers holding such Options will receive the same consideration therefor to which such holders are entitled pursuant to the Plan of Arrangement, being a cash payment equal to the excess, if any, of the Consideration per Common Share over the exercise price of such Option, less applicable withholdings.

The accelerated vesting of Options and the consideration (if any) paid for such accelerated Options under the Plan of Arrangement and any such change of control payments may be considered a “collateral benefit” received by directors and senior officers of the Corporation for purposes of MI 61-101. The treatment of Options under the Arrangement adheres to the contractual terms governing these instruments, including the Corporation Equity Plan, which contemplates what will happen in the event of a change of control transaction, and which do not confer any voting rights with respect to the approval of the Arrangement on holders of Options.

Following disclosure by each of the directors and officers of the Corporation of the number of Common Shares held by them and the total Consideration that they expect to receive pursuant to the Arrangement, no director or senior officer or other related party of the Corporation who may be receiving a benefit in connection with the Arrangement beneficially owns or exercises control or direction over more than 1% of the issued and outstanding Common Shares.

Accordingly, the Arrangement is not a “business combination” and is not subject to the minority vote, formal valuation or other requirements relating to business combinations in MI 61-101.

United States Securities Law Matters

Section 3(a)(10) of the U.S. Securities Act and similar exemptions under applicable United States state securities laws exempt from registration the offer and sale of a security which is issued in specified exchange transactions where, among other things, the fairness of the terms and conditions of such exchange are approved by a court or authorized government entity after a hearing on the fairness of such terms and conditions, at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or governmental authority expressly authorized by law to grant such approval and to hold such a hearing. Accordingly, the Final Order, if granted by the Court, constitutes a basis for the exemption from the registration requirements of the U.S. Securities Act and similar applicable United States state securities laws with respect to any shares issued in connection with the Arrangement. For the purposes of qualifying for the exemption from the registration requirements of the U.S. Securities Act afforded by Section 3(a)(10) and similar exemptions under applicable United States state securities laws, Reunion will advise the Court that its approval of the Arrangement will be relied upon by the Parties as an approval of the Arrangement following a hearing on its fairness to Shareholders.

Depositary Agreement

Prior to the Effective Date, Reunion, Parent, Purchaser and the Depositary will enter into a depositary agreement. Pursuant to the Plan of Arrangement, prior to the filing of the Articles of Arrangement, Purchaser is required to, in accordance with the Arrangement Agreement, deposit, or arrange to be deposited, for the benefit of the Shareholders, cash with the Depositary in an amount equal to the aggregate Consideration payable in respect of the Common Shares under the Plan of Arrangement (other than in respect of any Common Shares held by a Dissenting Holder).

Procedure for Receipt of Consideration

Procedure for Exchange of Common Shares for Consideration

Shareholders (other than any Dissenting Holders) must duly complete and return a Letter of Transmittal, together with the original certificate(s) or DRS Advice(s) representing their Common Shares and all other required documents to the Depositary, at its principal office specified in the Letter of Transmittal. It is requested that registered Shareholders enclose any original certificate(s) or DRS Advice(s) (if applicable) representing their Common Shares with the Letter of Transmittal. In the event that the Arrangement is not completed, such original certificate(s) or DRS Advice(s) will be promptly returned to Shareholders who provided such original certificate(s) or DRS Advice(s) to the Depositary.

Enclosed with this Circular is a Letter of Transmittal, which, when duly completed and executed and returned, together with the original certificate(s) or DRS Advice(s) representing Common Shares and such additional documents and instruments as the Depositary may reasonably require, will enable each Shareholder to receive the Consideration that such Shareholder is entitled to receive under the Arrangement. Additional copies of the Letter of Transmittal are available by contacting the Depositary at the numbers listed thereon. The Letter of Transmittal is also available on SEDAR (www.sedar.com) under Reunion’s issuer profile.

The Letter of Transmittal contains complete instructions on how to receive your Consideration following completion of the Arrangement.

From and after the Effective Time, the original certificate(s) or DRS Advice(s), as applicable, formerly representing Common Shares shall represent only the right to receive, in the case of certificates held by Shareholders (other than Dissenting Holders), a cash payment equal to the aggregate Consideration pursuant to the Plan of Arrangement, subject to such former Shareholder validly depositing with the Depositary the original certificate(s) or DRS Advice(s), as applicable, representing its Common Shares, a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, and in the case of certificates held by Dissenting Holders, other than those Dissenting Holders deemed to have participated in the Arrangement pursuant to the Plan of Arrangement, the fair value of the Common Shares represented by such certificate(s) or DRS Advice(s) from the Corporation as provided for in the Interim Order and the Plan of Arrangement, in each case less any amounts deducted or withheld pursuant to the Plan of Arrangement.

As soon as reasonably practicable following the later of the Effective Date and the date of deposit by a former Shareholder (other than any Common Shares in respect of which Dissent Rights have been validly exercised) of a duly completed Letter of Transmittal and the original certificate(s) or DRS Advice(s) representing such Common Shares and all other required documents, the Depositary shall deliver to such former Shareholder the Consideration payable to such Shareholder under the Arrangement.

Any certificate or DRS Advice that immediately prior to the Effective Time represented Common Shares (other than any Common Shares in respect of which Dissent Rights have been validly exercised) that is not duly surrendered on or before the third anniversary of the Effective Date shall cease to represent a claim by or interest of any former Shareholder, as applicable, of any kind or nature against or in Reunion, Parent, Purchaser or any other Person. On such date, all cash to which such former Shareholder was entitled shall be deemed to have been surrendered and forfeited to Purchaser, and shall be paid over by the Depositary to Purchaser or as directed by Purchaser.

No Shareholder shall be entitled to receive any consideration with respect to such Common Share other than any cash payment to which such holder is entitled to receive in accordance with the Plan of Arrangement and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than if so awarded by the Court.

In the event any certificate or DRS Advice which immediately prior to the Effective Time represented one or more outstanding Common Shares that were transferred pursuant to the Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the register of Shareholders maintained by or on behalf of the Corporation, the Depositary will issue, in exchange for such lost, stolen or destroyed certificate, the Consideration to which such holder is entitled to receive for such Common Shares under the Plan of Arrangement. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the person to whom such cash is to be delivered shall, as a condition precedent to the delivery of such cash, give a bond satisfactory to Parent and the Depositary, if requested (each acting reasonably) in such sum as Parent may direct (acting reasonably), or otherwise indemnify Parent, Purchaser, Reunion and the Depositary in a manner satisfactory to Parent and Reunion, each acting reasonably, against any claim that may be made against Parent, Purchaser, Reunion or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

The method of delivery of the original certificate(s) or DRS Advice(s) representing Common Shares is at the option and risk of the person transmitting the original certificate(s) or DRS Advice(s). Reunion recommends that these documents be delivered by registered mail (with proper insurance and an acknowledgment of receipt requested). Delivery of these documents will be deemed effective only when such documents are actually received by the Depositary.

If a Letter of Transmittal is signed by a person other than the registered owner(s) of the Common Shares, or if Common Shares deposited are not purchased and are required to be returned to a person other than the registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the register of Reunion, or if the payment is to be issued in the name of a person other than the registered owner of the Common Shares, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution). If the Letter of Transmittal is executed by a person other than the registered holder(s) of the Common Shares and in certain other circumstances as set forth in the Letter of Transmittal, then the original certificate(s) or DRS Advice(s) representing the Common Shares must be endorsed or be accompanied by an appropriate transfer power of attorney duly and properly completed by the registered holder(s). The signature(s) on the endorsement panel or the transfer power of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as appearing on the certificate(s) must be medallion guaranteed by an Eligible Institution.

Shareholders are encouraged to deliver a validly completed and duly executed Letter of Transmittal, as applicable, together with the relevant original certificate(s) or DRS Advice(s) representing their Common Shares, as applicable, to the Depositary as soon as possible.

Non-registered Shareholders whose Common Shares are registered in the name of an Intermediary should contact that Intermediary for instructions and assistance in delivering those Common Shares.

Procedure for Exchange of Other Securities

Under the Plan of Arrangement, each Option, whether vested or unvested, outstanding immediately prior to the Effective Time, shall, without any further action by or on behalf of the holder, be deemed to have fully vested and be deemed to be assigned and surrendered by such holder to the Corporation in exchange for a cash payment by the Corporation equal to the excess, if any, of the Consideration per Common Share over the exercise price of such Option, less any applicable withholdings, and such Option shall be immediately cancelled. For greater certainty, if the exercise price of any Option is equal to or greater than the Consideration per Common Share, such Option shall be cancelled at the Effective Time without any cash payment or other consideration being made in respect thereof.

Each holder of Options shall cease to be the holder of such Options and to have any rights as holder of Options other than the right to receive the consideration to which they are entitled, if any. Such holder’s name shall be removed from each applicable register of holders of Options maintained by or on behalf of the Corporation and the Corporation Equity Plan and any and all award or similar agreements relating to the Options shall be terminated and shall be of no further force and effect.

Withholding Taxes

Parent, Purchaser, the Corporation, the Depositary and any other Person that makes a payment under the Plan of Arrangement shall be entitled to deduct and withhold, or to direct any Person to deduct and withhold on their behalf, from any Consideration or other amount otherwise payable or otherwise deliverable to any Person under the Plan of Arrangement, such amounts as Parent, Purchaser, the Corporation, the Depositary or any other Person that makes a payment under the Plan of Arrangement, as applicable, determines are required to be deducted or withheld from such Consideration or other amount otherwise payable or otherwise deliverable under any provision of any applicable Laws in respect of Taxes (including, but not limited to, the Tax Act and the Code). Any such amounts will be deducted, withheld and remitted from the Consideration or other amount otherwise payable or otherwise deliverable pursuant to the Plan of Arrangement and shall be treated for all purposes under the Plan of Arrangement as having been paid to the Person in respect of which such deduction, withholding and remittance was made.

INTERESTS OF CERTAIN PERSONS IN THE ARRANGEMENT

In considering the recommendation of the Board with respect to the Arrangement Resolution, the Shareholders should be aware that certain members of the Board and the executive officers of the Corporation have interests in the Arrangement or may receive benefits that may differ from, or be in addition to, the interests of Shareholders generally, and which may present them with actual or potential conflicts of interest in connection with the Arrangement. The Board and the Special Committee are aware of these interests and considered them along with other matters described above under “The Arrangement – Reasons for the Arrangement”. These interests and potential benefits are described below.

Except as otherwise disclosed below or elsewhere in this Circular, all benefits received, or that may be received, by directors or executive officers of the Corporation as a result of the Arrangement are, and will be, solely in connection with their services as directors or employees of the Corporation or as Shareholders. No benefit has been or will be conferred for the purpose of increasing the value of the consideration payable to any such Person for Common Shares or Options, nor is it, or will it be, conditional on the Person supporting the Arrangement.

Summary of Equity Interests

As at the date hereof, the directors and executive officers of Reunion and their respective affiliates and associates beneficially owned or controlled or directed, directly or indirectly, an aggregate of (i) 1,869,597 Common Shares, representing approximately 16% of the issued and outstanding Common Shares, and (ii) 1,052,722 Options.

All of the Common Shares held by such directors and executive officers of Reunion and their associates will be treated in the same fashion under the Arrangement as Common Shares held by all other Shareholders.

The Arrangement will constitute a “change in control” under the terms of the Corporation Equity Plan. Under the Arrangement, all Options will become vested on an accelerated basis and the directors and executive officers holding such Options will receive the same consideration therefor to which such holders are entitled pursuant to the Plan of Arrangement, being a cash payment equal to the excess, if any, of the Consideration per Common Share over the exercise price of such Option, less applicable withholdings, and all Options will be cancelled. The treatment of Options under the Arrangement adheres to the contractual terms governing these instruments, including the Corporation Equity Plan, which contemplates what will happen in the event of a change of control transaction, and which do not confer any voting rights with respect to the approval of the Arrangement on holders of Options.

The following table sets forth, the names and positions of each director, officer and other insider of Reunion as of the Record Date, the number of Common Shares and Options, owned, or over which control or direction was exercised, by each such director, officer and other insider of Reunion and, where known after reasonable inquiry, by their respective associates or affiliates as of such date, and the consideration to be received for such Common Shares and Options pursuant to the Arrangement. The table assumes an exchange rate of US$0.75 to C$1.00, as all option exercise prices are priced in Canadian dollars.

	Common Shares		Options
Name and Position with		Estimated		Estimated	Total Estimated
Reunion	Number	Payment	Number	Payment	Payment
Joseph del Moral (Director)	1,122,208	$1,256,872.96	22,000	-	$1,256,872.96
Hannan Fleiman (Director)	716,183	$790,924.96	22,000	-	$790,924.96
Helen Boudreau (Director)	-	-	48,582	-	-
Barry Fishman (Director)	30,000	$33,600.00	45,000	-	$33,600.00
Ellen Lubman (Director)	40	$44.80	45,000	-	$44.80
Dieter Weinand (Director)	-	-	48,582	-	-
Fred Grossman (Director)	-	-	25,000	$10,187.50	$10,187.50
Greg Mayes (Director, President and Chief Executive Officer)	-	-	349,322	-	-
Edward Smith (Chief Financial Officer)	-	-	168,181	-	-
Nathan Bryson (Chief Science Officer)	1,166	$1,305.92	82,000	-	$1,305.92
Robert Alexander (Chief Medical Officer)	-	-	132,370	-	-
Curtis Weber (General Counsel and Corporate Secretary)	-	-	64,685	-	-

Note: Dollar amounts are in US$.

Continuing Insurance Coverage and Indemnification for Directors and Officers of Reunion

Pursuant to the Arrangement Agreement, prior to the Effective Date, Reunion may purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection (the nature and scope of which shall be in the discretion of the Corporation) in respect of claims arising from facts or events which occurred on or prior to the Effective Date and Parent shall, or shall cause the Corporation and the Subsidiaries to maintain such tail policies in effect without any reduction in scope or coverage in accordance with the terms of such “tail” policies for three years from the Effective Date; provided that Parent shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies shall not exceed 300% of the Corporation’s current annual aggregate premium for policies currently maintained by the Corporation or the Subsidiaries without the prior written consent of Parent. From and after the Effective Time, Parent and the Corporation, as applicable, agrees not to take any action to terminate such directors’ and officers’ liability insurance or materially adversely affect the rights of the Corporation’s present and former directors and officers thereunder.

Pursuant to the Arrangement Agreement, Parent shall, from and after the Effective Time, cause the Corporation and the Subsidiaries to honour all rights to indemnification or exculpation existing as of the date hereof in favour of present and former employees, officers and directors of the Corporation and the Subsidiaries, to the extent that they are: (i) included in the Constating Documents of the Corporation or any of the Subsidiaries; or (ii) disclosed to Parent and Purchaser in the Corporation Disclosure Letter, and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than three years from the Effective Date.

If any of the Corporation, the Subsidiaries, Parent or Purchaser or any of their respective successors or assigns shall (a) amalgamate, consolidate with or merge or wind-up into any other Person and shall not be the continuing or surviving corporation or entity; or (b) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns (including, as applicable, any acquirer of all or substantially all of the properties or assets of the Corporation, the Subsidiaries, Parent or Purchaser) and transferees of the Corporation, the Subsidiaries, Parent or Purchaser as the case may be, shall assume all of the obligations set forth in Section 4.04 of the Arrangement Agreement for a period expiring not earlier than the date that is three years from the Effective Date.

The rights summarized immediately above are intended for the benefit of, and shall be enforceable by, each Person indemnified under the applicable provisions of the Arrangement Agreement and his/her heirs, executors, administrators and personal representatives and, for such purpose, the Corporation is acting as agent and trustee on their behalf.

While, as at the date of this Circular, none of the Corporation’s current directors or executive officers have entered into any agreements or arrangements with Parent, the Corporation or their respective affiliates regarding continued service with Parent, the Corporation or their respective affiliates after the Effective Time, it is possible that Parent, the Corporation or their respective affiliates may enter into employment or other arrangements with the Corporation’s management in the future.

DISSENT RIGHTS

The following description of the right to dissent to which Registered Shareholders are entitled in connection with the Arrangement is not a comprehensive statement of the procedures to be followed by a Dissenting Holder who seeks payment of the fair value of such Dissenting Holder’s Common Shares and is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached as Appendix “C” to this Circular, as well as to the text of the Interim Order and the text of Section 190 of the CBCA, which are attached to this Circular as Appendix “D” and Appendix “E”, respectively. A Dissenting Holder who intends to exercise Dissent Rights should carefully consider and comply with the provisions of the CBCA, as modified by the Plan of Arrangement and the Interim Order. Failure to strictly comply with the procedures established therein may result in the loss or unavailability of Dissent Rights. Accordingly, each Dissenting Holder who might desire to exercise Dissent Rights should consult his, her or its own legal advisor.

There can be no assurance that a Dissenting Holder will receive consideration for his, her or its Common Shares of equal or greater value to the Consideration such Dissenting Holder would have received on completion of the Arrangement if such Dissenting Holder did not exercise Dissent Rights. A Dissenting Holder may dissent only with respect to all of the Common Shares held by such Dissenting Holder, or on behalf of any one beneficial owner, and registered in the Dissenting Holder’s name. Only Registered Shareholders are entitled to dissent.

Non-registered Shareholders who wish to dissent should be aware that they may only do so through the registered holder of such Common Shares. An Intermediary (including CDS), who holds Common Shares as nominee for Non-registered Shareholders, some of whom wish to dissent, must exercise the Dissent Right on behalf of such Non-registered Shareholders with respect to all of the Common Shares held for such Nonregistered Shareholders. In such case, the written objection to the Arrangement Resolution should set forth the number of Common Shares covered by it.

Dissenting Holders must provide a written objection c/o the Arrangement Resolution so that it is received by Reunion c/o Bennett Jones LLP, One First Canadian Place, 100 King Street West Suite 3400, Toronto, Ontario, M5X 1A, Attention: Aaron Sonshine, Email: SonshineA@bennettjones.com not later than 5:00 p.m. (Toronto time) on the date that is two Business Days immediately preceding the date of the Meeting, as it may be adjourned or postponed from time to time. No person who has voted (including by way of instructing a proxy holder to vote) in favour of the Arrangement Resolution shall be entitled to exercise Dissent Rights. Voting against the Arrangement (including by way of instructing a proxy holder to vote) will not constitute a written objection referred to in subsection 190(5) of the CBCA.

Dissenting Holders who are ultimately determined to be entitled to be paid the fair value of the Common Shares in respect of which they have exercised Dissent Rights will be deemed to have their Common Shares transferred to the Corporation in exchange for a debt claim against the Corporation (to be settled by the Corporation with its own available funds on hand and not funds directly or indirectly provided by Parent, Purchaser or any Affiliate of Parent or Purchaser) for an amount equal to the fair value of their Common Shares. Each such Dissenting Holder will cease to be a holder of such Common Shares, and their name will be deemed to be removed from the securities register for Common Shares as of the Effective Date.

Dissenting Shareholders who validly withdraw their Dissent Rights or who are ultimately determined not to be entitled, for any reason, to be paid fair value for their Common Shares will be deemed to have participated in the Arrangement on the same basis as a non-Dissenting Shareholder and shall be entitled to receive a cash payment from the Corporation for each Common Share formerly held by them in accordance with the Plan of Arrangement as if such Dissenting Holders would have received pursuant to the Arrangement if such Dissenting Holders had not exercised their Dissent Right..

In addition to any other restrictions under Section 190 of the CBCA, in no circumstances shall the Parties or any other Person be required to recognize a Person exercising Dissent Rights unless such Person (a) is the registered holder of those Common Shares in respect of which such rights are sought to be exercised as of the Record Date of the Meeting and as of the deadline for exercising such Dissent Rights; (b) has not voted or instructed a proxyholder to vote such Common Shares in favour of the Arrangement Resolution; and (c) has strictly complied with the procedures for exercising Dissent Rights and has not withdrawn such dissent prior to the Effective Time.

No rights of dissent shall be available to holders of Options in connection with the Arrangement.

A brief summary of the provisions of Section 190 of the CBCA as modified by the Interim Order and the Plan of Arrangement is set out below. This summary is qualified in its entirety by the provisions of Section 190 of the CBCA, the full text of which is set forth in Appendix “E” to this Circular, the Interim Order and the Plan of Arrangement.

Shareholders may exercise a right of dissent in respect of the Arrangement in exchange for the right to be paid the fair value of their Common Shares.

The exercise of Dissent Rights does not deprive a Registered Shareholder of the right to vote at the Meeting. However, a Shareholder is not entitled to exercise Dissent Rights in respect of the Arrangement Resolution if such holder votes any of the Common Shares beneficially held by such holder in favour of the Arrangement Resolution.

A Dissenting Holder is required to send a written objection to the Arrangement Resolution to Reunion prior to the Meeting. The execution or exercise of a proxy against the Arrangement Resolution, a vote against the Arrangement Resolution or not voting on the Arrangement Resolution does not constitute a written objection for purposes of the right to dissent under Section 190 of the CBCA. Within 10 days after the Arrangement Resolution is approved by

Shareholders, Reunion must send to each Dissenting Holder a notice that the Arrangement Resolution has been adopted, setting out the rights of the Dissenting Holder and the procedures to be followed on exercise of those rights. The Dissenting Holder is then required, within 20 days after receipt of such notice (or if such Dissenting Holder does not receive such notice, within 20 days after learning of the adoption of the Arrangement Resolution), to send to Reunion a written notice containing the Dissenting Holder’s name and address, the number of Common Shares in respect of which the Dissenting Holder dissents and a demand for payment of the fair value of such Common Shares and, within 30 days after sending such written notice, to send to Reunion or its transfer agent the appropriate share certificate or certificates representing the Common Shares in respect of which the Dissenting Holder has exercised Dissent Rights. A Dissenting Holder who fails to send to Reunion within the required periods of time the required notices or the certificates representing the Common Shares in respect of which the Dissenting Holder has dissented may forfeit its Dissent Rights.

If the matters provided for in the Arrangement Resolution become effective, then Reunion will be required to send, not later than the seventh day after the later of: (i) the Effective Date; or (ii) the day the demand for payment is received by Reunion, to each Dissenting Holder whose demand for payment has been received, a written offer to pay for the Common Shares of such Dissenting Holder in such amount as the directors of Reunion consider to be the fair value thereof, accompanied by a statement showing how the fair value was determined, unless there are reasonable grounds for believing that Reunion is, or after the payment would be, unable to pay its liabilities as they become due or unless the realizable value of Reunion’s assets would thereby be less than the aggregate of its liabilities.

If such offer is not made or accepted within 50 days after the Effective Date, Reunion may apply to a court of competent jurisdiction to fix the fair value of such Common Shares. There is no obligation of Reunion to apply to the court. If the Corporation fails to make such an application, a Dissenting Holder has the right to so apply within a further 20 days.

All Common Shares held by Dissenting Holders who exercise their Dissent Rights will, if the holders thereof do not otherwise withdraw such written objections, be deemed to be transferred to the Corporation under the Arrangement in exchange for the fair value thereof, which fair value shall be determined as of the close of business on the day before the Arrangement Resolution is adopted or will, if such Dissenting Holders ultimately are not entitled, for any reason, to be paid the fair value thereof, be treated as if the holders had participated in the Arrangement on the same basis as a non-dissenting holder of Common Shares, and such Common Shares will be deemed to be exchanged for the consideration on the same basis as all such other Common Shares pursuant to the Arrangement.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by Dissenting Holders who seek payment of the fair value of their Common Shares. Section 190 of the CBCA, other than as amended by the Plan of Arrangement and the Interim Order, requires strict compliance with the procedures established therein and failure to do so may result in the loss of all rights thereunder. Accordingly, Dissenting Holders who might desire to exercise the Dissent Rights should carefully consider and comply with the provisions of Section 190 of the CBCA, the full text of which is set out in Appendix “E” to this Circular, as modified by the terms of the Plan of Arrangement and the Interim Order, and consult their own legal advisor.

The Arrangement Agreement provides that, unless otherwise waived by Parent, it is a condition to the completion of the Arrangement that Dissent Rights have not been exercised with respect to more than 5% of the issued and outstanding Common Shares.

CERTAIN CANADIAN FEDERAL AND UNITED STATES FEDERAL INCOME TAX
CONSIDERATIONS

Certain Canadian Federal Income Tax Considerations

The following is, as of the date of this Circular, a summary of the principal Canadian federal income tax considerations under the Tax Act arising as a consequence of the RNI MergerCo Amalgamation, the New RNI Amalgamation and the redemption of RNI Preferred Shares generally applicable to a beneficial owner of Common Shares who, for purposes of the Tax Act and at all relevant times: (a) holds their Common Shares, and RNI Preferred Shares received pursuant to the New RNI Amalgamation, as capital property; (b) deals at arm’s length with each of the Corporation, RNI CAN and Purchaser; and (c) is not affiliated with the Corporation, RNI CAN or Purchaser (each such beneficial owner, a “Holder”).

Generally, the Common Shares and the RNI Preferred Shares will be considered to be capital property to the Holder thereof provided that they are not held in the course of carrying on a business and have not been acquired as part of an adventure or concern in the nature of trade. This summary does not address the tax consequences of the Arrangement to the holders of Options or any other employment-related equity award. Such holders should consult their own tax advisors.

This summary is not applicable to a Holder: (a) that is a “financial institution” (as defined in the Tax Act for purposes of the “mark-to-market” rules); (b) an interest in which is a “tax shelter” or a “tax shelter investment” (each as defined in the Tax Act); (c) that has made a “functional currency” reporting election under Section 261 of the Tax Act; (d) that is a “specified financial institution” (as defined in the Tax Act); (e) that has entered into, or enters into, a “synthetic disposition arrangement” or a “derivative forward agreement” (each as defined in the Tax Act) in respect of the Common Shares or the RNI Preferred Shares; (f) that has acquired, or acquires, Common Shares upon the exercise of an Option; (g) that is a partnership; or (h) that is exempt from tax under Part I of the Tax Act. Such Holders should consult their own tax advisors with respect to their own particular circumstances.

This summary is based on the current provisions of the Tax Act, applicable jurisprudence, our understanding of the current administrative policies and assessing practices of the Canada Revenue Agency published in writing and publicly available prior to the date of this Circular, and all specific proposals to amend the Tax Act which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this Circular (the “Proposed Amendments”). This summary assumes that all Proposed Amendments will be enacted in the form proposed, but no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. Except for the foregoing, this summary does not take into account or anticipate any changes in law or administrative policy or assessing practice, whether by legislative, administrative or judicial decision or action, nor does it take into account other federal or any provincial, territorial or foreign income tax legislation or consequences, which may differ from the Canadian federal income tax consequences described herein.

This summary is of a general nature only, is not exhaustive of all Canadian federal income tax consequences and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representation with respect to Canadian federal income tax consequences to any Holder is made herein. The tax liability of each Holder will depend on the Holder’s particular circumstances. Accordingly, Holders should consult their own tax advisors as to the particular tax consequences to them of the Arrangement, including the application and effect of the income and other tax laws of any country, province, territory, state or local tax authority. The discussion below is qualified accordingly.

Holders Resident in Canada

The following is a summary of the principal Canadian federal income tax consequences generally applicable under the Tax Act to a Holder who, at all relevant times for purposes of the Tax Act and any applicable income tax treaty or convention, is resident or deemed to be resident in Canada (a “Resident Holder”). A Resident Holder whose Common Shares or RNI Preferred Shares might not otherwise qualify as capital property may, in certain circumstances, be entitled to have their Common Shares and RNI Preferred Shares, and all other “Canadian securities” (as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years, deemed to be capital property by making the irrevocable election permitted by Section 39(4) of the Tax Act. Resident Holders who may not hold their Common Shares or RNI Preferred Shares as capital property should consult their own tax advisors with respect to their own particular circumstances.

Treatment of Common Shares upon the RNI MergerCo Amalgamation

Pursuant to the Arrangement, Reunion will amalgamate with its wholly-owned subsidiary, RNI CAN. Upon the RNI MergerCo Amalgamation, the Common Shares issued and outstanding immediately prior to the RNI MergerCo Amalgamation shall continue to be the issued and outstanding common shares in the capital of the amalgamated corporation, and no new shares or securities will be issued to holders of Common Shares by virtue of the RNI MergerCo Amalgamation.

A Resident Holder will not realize any capital gain (or capital loss) on their Common Shares as a result of the RNI MergerCo Amalgamation, and the adjusted cost base of a Resident Holder’s Common Shares immediately following the RNI MergerCo Amalgamation will be equal to the adjusted cost base of the Resident Holder’s Common Shares immediately prior to the RNI MergerCo Amalgamation.

Exchange of Common Shares for RNI Preferred Shares

A Resident Holder who, in the course of the New RNI Amalgamation, exchanges Common Shares for RNI Preferred Shares will not realize a capital gain (or capital loss) as a result of the exchange. The Resident Holder will be considered to have disposed of their Common Shares for proceeds of disposition equal to such Resident Holder’s adjusted cost base of the Common Shares immediately before the New RNI Amalgamation, and to have acquired their RNI Preferred Shares at a cost equal to those proceeds of disposition, which cost will become the adjusted cost base of the RNI Preferred Shares to the Resident Holder.

Redemption of RNI Preferred Shares

On the redemption of a RNI Preferred Share held by a Resident Holder, the Resident Holder will be deemed to have received a dividend equal to the amount, if any, by which the redemption amount exceeds the “paid-up capital” (within the meaning of the Tax Act) of the RNI Preferred Share so redeemed. Any such deemed dividend will be included in a Resident Holder’s income and subject to the rules in the Tax Act generally applicable to a dividend received from a taxable Canadian corporation.

The New RNI Amalgamation has been structured so that the paid-up capital of each RNI Preferred Share is expected to be equal to the redemption amount, with the result that no deemed dividend should arise on the redemption of the RNI Preferred Shares; however, the Corporation has not sought or obtained an advance income tax ruling from the CRA confirming this expected result.

On the redemption of a RNI Preferred Share held by a Resident Holder, the Resident Holder generally will be considered to have disposed of such share for proceeds of disposition equal to the redemption amount received for such share, less the amount of any deemed dividend, if any, arising on the redemption of such share, as described above. A Resident Holder generally will realize a capital gain (or a capital loss) to the extent such proceeds of disposition exceed (or are less than) the Resident Holder’s adjusted cost base of the RNI Preferred Share plus any reasonable costs incurred by the Resident Holder in connection with the disposition. The tax treatment of capital gains and capital losses under the Tax Act is discussed below.

Taxation of Capital Gains and Capital Losses

A Resident Holder who realizes a capital gain (or a capital loss) on the redemption of their RNI Preferred Shares (or, in the case of a Dissenting Resident Shareholder, on the disposition of their Common Shares) generally will be required to include in income one-half of any such capital gain (a “taxable capital gain”) and may apply one-half of any such capital loss (an “allowable capital loss”) against taxable capital gains in accordance with the detailed rules in the Tax Act. Generally, allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and applied to reduce taxable capital gains in any of the three preceding taxation years or carried forward and applied to reduce taxable capital gains in any subsequent taxation years, all in accordance with detailed rules contained in the Tax Act.

If the Resident Holder is a corporation, or a partnership or trust of which a corporation is a member or a beneficiary, any capital loss realized on the disposition of their RNI Preferred Shares (or, in the case of a Dissenting Resident Shareholder, on the disposition of their Common Shares) may, in certain circumstances, be reduced by the amount of certain dividends previously received or deemed to have been received on such shares and, in the case of the RNI Preferred Shares, on the Common Shares for which such shares were exchanged, in accordance with detailed rules contained in the Tax Act. Resident Holders should consult their own tax advisors regarding the potential application of these rules to them in their particular circumstances.

A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) or a “substantive CCPC” (as proposed to be defined in the Tax Act pursuant to the Proposed Amendments released on August 9, 2022) may be liable for an additional tax (refundable under certain circumstances) on its “aggregate investment income”, which is defined in the Tax Act to include taxable capital gains.

Capital gains realized by individuals or a trust (other than certain trusts) may give rise to alternative minimum tax under the Tax Act. Resident Holders should consult their own advisors with respect to the potential application of alternative minimum tax.

Dissenting Resident Holders

A Resident Holder who has validly exercised Dissent Rights (a “Dissenting Resident Holder”) with respect to its Common Shares will be deemed under the Arrangement to have transferred its Common Shares to Reunion and will be entitled to be paid the fair value of such Common Shares. A Dissenting Resident Holder will be deemed to have received a taxable dividend equal to the amount, if any, by which the amount received for the Common Shares (less the amount in respect of interest, if any, awarded by a court) exceeds the paid-up capital of such shares (as determined under the Tax Act).

Where a Dissenting Resident Holder is an individual, any deemed dividend will be included in computing such Dissenting Resident Holder’s income and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from taxable Canadian corporations, including the enhanced dividend gross-up and tax credit applicable to the extent that the Corporation designates the taxable dividend to be an “eligible dividend” in accordance with the Tax Act. There may be limitations on the ability of the Corporation to designate dividends as eligible dividends. Taxable dividends received or deemed to be received by individuals (other than certain trusts) may give rise to alternative minimum tax under the Tax Act.

In the case of a Dissenting Resident Holder that is a corporation, any deemed dividend will be included in income and generally will be deductible in computing taxable income. However, in some circumstances, the amount of any such deemed dividend realized by a corporation may be treated as proceeds of disposition or a capital gain and not as a dividend, under subsection 55(2) of the Tax Act.

A Dissenting Resident Holder that is a “private corporation” (as defined in the Tax Act) or a “subject corporation” (as defined for purposes of Part IV of the Tax Act) may be liable for additional refundable Part IV tax on any dividend received or deemed to be received on the Common Shares, to the extent such dividend is deductible in computing the Dissenting Resident Holder’s taxable income for the taxation year.

A Dissenting Resident Holder will also be considered to have disposed of its Common Shares for proceeds equal to the amount paid to such Dissenting Resident Holder less the amount in respect of interest, if any, awarded by the Court and the amount of any deemed dividend. A Dissenting Resident Holder will realize a capital gain (or capital loss) to the extent that such proceeds exceed (or are less than) the total of the adjusted cost base to the Dissenting Resident Holder of the Common Shares immediately before the disposition and any reasonable costs of disposition. The taxation of capital gains and capital losses is discussed above under the heading “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

Interest, if any, awarded by the Court to a Dissenting Resident Holder will be included in the Dissenting Resident Holder’s income for the purposes of the Tax Act.

A Dissenting Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) or a “substantive CCPC” (as proposed to be defined in the Tax Act pursuant to the Proposed Amendments released on August 9, 2022) may be liable for an additional tax (refundable under certain circumstances) on its “aggregate investment income”, which is defined in the Tax Act to include taxable capital gains and interest.

Dissenting Resident Holders should consult their own tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights.

Holders Not Resident in Canada

The following portion of this summary is generally applicable to a Holder who at all material times: (a) is not or is deemed not to be, resident in Canada for the purposes of the Tax Act and any applicable income tax treaty or convention; (b) does not hold or use, and is not deemed to hold or use, the Common Shares in the course of carrying on business in Canada; (c) is not an “authorized foreign bank” (as defined in the Tax Act); (d) is not an insurer carrying on business in Canada or elsewhere; and (e) is not a “foreign affiliate” (as defined in the Tax Act) of a person resident in Canada (a “Non-Resident Holder”). Non-Resident Holders should consult their own tax advisors having regard to their own particular circumstances.

Unless otherwise noted, the following portions of this summary under the heading “Holders Not Resident in Canada”, other than the portions under the headings “Treatment of Common Shares upon the RNI MergerCo Amalgamation” and “Dissenting Non-Resident Holders”, apply to Non-Resident Holders that are not Dissenting Non-Resident Holders (as defined below).

Treatment of Common Shares upon the RNI MergerCo Amalgamation

Pursuant to the Arrangement, Reunion will amalgamate with its wholly-owned subsidiary, RNI CAN. Upon the RNI MergerCo Amalgamation, the Common Shares issued and outstanding immediately prior to the RNI MergerCo Amalgamation shall continue to be the issued and outstanding common shares in the capital of the amalgamated corporation, and no new shares or securities will be issued to holders of Common Shares by virtue of the RNI MergerCo Amalgamation.

A Non-Resident Holder will not realize any capital gain (or capital loss) on their Common Shares as a result of the RNI MergerCo Amalgamation, and the adjusted cost base of a Non-Resident Holder’s Common Shares immediately following the RNI MergerCo Amalgamation will be equal to the adjusted cost base of the Non-Resident Holder’s Common Shares immediately prior to the RNI MergerCo Amalgamation.

Exchange of Common Shares for RNI Preferred Shares

A Non-Resident Holder who, in the course of the New RNI Amalgamation, exchanges Common Shares for RNI Preferred Shares will not realize a capital gain (or capital loss) as a result of the exchange. The Non-Resident Holder will be considered to have disposed of their Common Shares for proceeds of disposition equal to such Non-Resident Holder’s adjusted cost base of the Common Shares immediately before the New RNI Amalgamation, and to have acquired their RNI Preferred Shares at a cost equal to those proceeds of disposition, which cost will become the adjusted cost base of the RNI Preferred Shares to the Non-Resident Holder.

Redemption of RNI Preferred Shares

A Non-Resident Holder whose RNI Preferred Shares are redeemed will generally realize a capital gain (or a capital loss) in the same manner as a Resident Holder as described above under the heading “Holders Resident in Canada – Redemption of RNI Preferred Shares”.

Taxation of Capital Gains and Capital Losses

A Non-Resident Holder who realizes a capital gain (or a capital loss) on the redemption of their RNI Preferred Shares (or, in the case of a Dissenting Non-Resident Holder, on the disposition of their Common Shares) generally will realize a taxable capital gain or allowable capital loss in the same manner as a Resident Holder as described above under the heading “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

However, a Non-Resident Holder will not be subject to Canadian tax under the Tax Act on any capital gain realized on the disposition of their RNI Preferred Shares (or, in the case of a Dissenting Non-Resident Holder, on the disposition of their Common Shares) unless such shares constitute “taxable Canadian property” (as defined in the Tax Act) to the Non-Resident Holder at the time of the disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident.

The RNI Preferred Shares generally will not be taxable Canadian property to a Non-Resident Holder at the time they are redeemed, unless: (a) the Common Shares disposed of for the RNI Preferred Shares pursuant to the New RNI Amalgamation constituted taxable Canadian property to the Non-Resident Holder (as described below) immediately prior to the New RNI Amalgamation; or (b) at any time during the period commencing at the Effective Time and ending at the time of redemption of the RNI Preferred Shares (i) the Non-Resident Holder, together with persons with whom the Non-Resident Holder does not deal at arm’s length and any partnerships in which the Non-Resident Holder and any such non-arm’s length person or persons hold(s) a membership interest (directly or indirectly through one or more partnerships), owns 25% or more of the RNI Preferred Shares, and (ii) more than 50% of the fair market value of the RNI Preferred Shares is derived directly or indirectly from any combination of real or immovable property situated in Canada, “timber resource property” (within the meaning of the Tax Act), “Canadian resource property” (within the meaning of the Tax Act), or options in respect of, or interests in, or for civil law rights in, any of the foregoing.

The Common Shares generally will not be taxable Canadian property to a Non-Resident Holder at a particular time provided that at such time the Common Shares are listed on a “designated stock exchange” (within the meaning of the Tax Act), which currently includes the TSX and the NASDAQ, unless, at that time or any time during the 60-month period immediately preceding such time, both of the following conditions are met concurrently: (a) the Non-Resident Holder, together with persons with whom the Non-Resident Holder does not deal at arm’s length and any partnerships in which the Non-Resident Holder and any such non-arm’s length person or persons hold(s) a membership interest (directly or indirectly through one or more partnerships), owned 25% or more of the issued shares of any class of the Corporation; and (b) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from any combination of real or immovable property situated in Canada, “timber resource property” (within the meaning of the Tax Act), “Canadian resource property” (within the meaning of the Tax Act), or options in respect of, or interests in, or for civil law rights in, any of the foregoing. In addition, in certain circumstances the Common Shares may also be deemed by the Tax Act to constitute taxable Canadian property to a Holder (generally only where such shares are issued to the Holder pursuant to certain tax-deferred reorganizations under the Tax Act).

Based on the representations made by the Corporation, the Common Shares and the RNI Preferred Shares are not expected to be “taxable Canadian property” at any relevant time for purposes of the Arrangement. If a RNI Preferred Share (or, in the case of a Dissenting Non-Resident Holder, a Common Share) is taxable Canadian property to a Non-Resident Holder at the time of disposition, any capital gain realized on the disposition of such share may nonetheless be exempt from tax under the Tax Act pursuant to an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident.

Dissenting Non-Resident Holders

A Non-Resident Holder who has validly exercised Dissent Rights (a “Dissenting Non-Resident Holder”) with respect to its Common Shares will be deemed under the Arrangement to have transferred its Common Shares to Reunion and will be entitled to be paid the fair value of such Common Shares. A Dissenting Non-Resident Holder will be deemed to have received a taxable dividend equal to the amount, if any, by which the amount received for the Common Shares (less the amount in respect of interest, if any, awarded by a court) exceeds the paid-up capital of such shares (as determined under the Tax Act). The amount of the dividend will be subject to Canadian non-resident withholding tax at a rate of 25% of the gross amount of the dividend, unless the rate is reduced under the provisions of an applicable income tax treaty or convention between Canada and the Dissenting Non-Resident Holder’s country of residence.

A Dissenting Non-Resident Holder will also be considered to have disposed of its Common Shares for proceeds equal to the amount paid to such Dissenting Non-Resident Holder less the amount in respect of interest, if any, awarded by the Court and the amount of any deemed dividend. A Dissenting Non-Resident Holder will realize a capital gain (or capital loss) to the extent that such proceeds exceed (or are less than) the total of the adjusted cost base to the Dissenting Non-Resident Holder of the Common Shares immediately before the disposition and any reasonable costs of disposition. A Dissenting Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of their Common Shares under the Arrangement unless such Common Shares are “taxable Canadian property” of the Dissenting Non-Resident Holder and the Dissenting Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention. See the discussion above under the heading “Non-Resident Holders – Taxation of Capital Gains and Capital Losses”.

Any interest paid or credited to a Dissenting Non-Resident Holder in respect of the exercise of Dissent Rights generally will not be subject to Canadian withholding tax.

Dissenting Non-Resident Holders should consult their own tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights.

Certain United States Federal Income Tax Considerations

The following discussion is a summary of certain material United States federal income tax consequences of the Arrangement to holders of Common Shares immediately prior to the Effective Time.

This discussion addresses in general terms only the United States federal income tax consequences of the Arrangement to U.S. holders (as defined below) who hold their Common Shares as capital assets under Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment), and does not address all of the United States federal income tax consequences that may be relevant to particular holders of Common Shares in light of their individual circumstances. This discussion does not address the tax consequences to holders of Common Shares who are subject to special rules, including, without limitation, banks and other financial institutions, tax-exempt entities and organizations, insurance companies, brokers or dealers in securities or foreign currencies, partnerships, other entities or arrangements treated as partnerships for U.S. federal income tax purposes, S corporations or other pass-through entities (and partners or investors therein), holders that are subject to mark-to-market accounting rules, holders required to accelerate the recognition of any item of gross income with respect to the Common Shares as a result of such income being recognized on an applicable financial statement, pension plans, tax-qualified retirement plans, individual retirement or other tax-deferred accounts, regulated investment companies, real estate investment trusts, U.S. expatriates or former long-term residents of the United States, non-U.S. holders, persons who hold more than 10% of the issued and outstanding Common Shares, persons who exercise dissent rights, persons who hold their shares as or in a hedge against currency risk or as part of a straddle, constructive sale, wash sale, conversion or other integrated or similar transaction, persons whose functional currency is not the U.S. dollar, or holders who acquired their Common Shares pursuant to the exercise of employee stock options or otherwise as compensation. In the case of a holder that is a partnership (or treated as a partnership for United States federal income tax purposes), the tax treatment of a partner in the partnership will generally depend on the status of the partner and on the activities of the partnership. Partners of partnerships or other pass-through entities holding Common Shares are urged to consult their own tax advisors as to the specific tax consequences of the Arrangement to them.

This discussion does not address the tax consequences to holders of Common Shares under any state, local or non-U.S. tax laws, the “qualified small business stock” rules under Section 1202 of the Code, or the United States federal estate or gift, “Medicare” net investment income, or alternative minimum tax provisions of the Code.

The following summary is not binding on the Internal Revenue Service (the “IRS”) or any court. It is based on the Code, laws, regulations, rulings and decisions in effect on the date hereof, all of which are subject to change, possibly with retroactive effect, which could result in United States federal income tax consequences different from those described below. As a result, Reunion cannot assure you that the tax consequences described in this discussion will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. No ruling has been or will be sought from the IRS, and no opinion of counsel has been or will be rendered, as to the United States federal income tax consequences of the Arrangement to holders of Common Shares.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Common Shares that is, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if (i) a United States court can exercise primary supervision over the trust’s administration and one or more United States persons has the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person under the Code.

Holders of Common Shares are urged to consult their own tax advisors as to the specific tax consequences of the Arrangement to them, including the applicable federal, state, local and non-U.S. tax consequences of the Arrangement to them and the effect of possible changes in tax laws.

Consequences of the Arrangement

The receipt of cash pursuant to the Arrangement by U.S. holders generally will be a taxable transaction to U.S. holders. A U.S. holder’s gain or loss generally will equal the difference between (1) the amount of cash received by the holder pursuant to the Arrangement and (2) the holder’s adjusted tax basis in the Common Shares held immediately prior to the Effective Time. Gain or loss will be determined separately for each block of Common Shares (i.e., shares acquired at the same cost in a single transaction) held by a U.S. holder immediately prior to the Effective Time. Subject to “passive foreign investment company” rules described below, such gain or loss generally should be capital gain or loss, and any capital gain or loss recognized by a U.S. holder generally will be long-term capital gain or loss if the Common Shares held by such holder immediately prior to the Effective Time were held for more than one year as of the Effective Time and will be short-term capital gain or loss if the shares were held for a shorter period. Generally, capital losses are deductible only against capital gains and are not available to offset ordinary income; however, individuals are allowed to offset a limited amount of net capital losses against ordinary income.

Passive Foreign Investment Company Rules

In general, a corporation organized outside the United States will be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any taxable year in which either (1) at least 75% of its gross income is “passive income”, or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash (although proposed regulations provide an exception for cash held in a non-interest bearing account in certain circumstances), marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation or partnership in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. If a corporation is treated as a PFIC with respect to a U.S. shareholder for any taxable year, the corporation will continue to be treated as a PFIC with respect to that U.S. shareholder in all succeeding taxable years, regardless of whether the corporation continues to meet the PFIC requirements in such years, unless certain elections are made.

Whether we are a PFIC for 2023, or were a PFIC for any prior year, is uncertain, and the Corporation’s PFIC status for 2023 cannot be determined until after the end of such taxable year. In addition, the determination as to whether a non-U.S. corporation is a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. As a result of these uncertainties in the application of the PFIC rules, there can be no assurance that the IRS will not assert that the Corporation is a PFIC for any taxable year or that a court will not sustain such an assertion.

If the Corporation was classified as a PFIC for any taxable year during which a U.S. holder owned Common Shares, any gain recognized by such U.S. holder pursuant to the Arrangement may be subject to higher rates of tax and a deemed interest charge, unless such U.S. holder had timely made certain elections.

The PFIC rules are complex and subject to uncertainties. U.S. holders should consult their own tax advisors regarding the potential U.S. federal income tax consequences to them if the Corporation is or was classified as a PFIC, including the availability and advisability of any elections that the taxpayer may make and the impact of any elections that such U.S. holder may already have in effect.

Backup Withholding and Information Reporting

Information returns generally are required to be filed with the IRS in connection with cash payments to U.S. holders pursuant to the Arrangement. Backup withholding at a current rate of 24% may apply to cash paid to a U.S. holder, unless the U.S. holder furnishes a correct taxpayer identification number and otherwise complies with the backup withholding rules or provides proof of an applicable exemption. Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules will be allowed as a refund or credit against such U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. The IRS may impose a penalty upon any taxpayer that fails to provide the correct taxpayer identification number.

THE ABOVE DISCUSSION IS INTENDED TO PROVIDE ONLY A SUMMARY OF CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE ARRANGEMENT. IT IS NOT INTENDED TO BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE ARRANGEMENT. IT DOES NOT ADDRESS CERTAIN CATEGORIES OF HOLDERS OF COMMON SHARES AND IT DOES NOT ADDRESS STATE, LOCAL OR NON-U.S. TAX CONSEQUENCES. IN ADDITION, AS NOTED ABOVE, IT DOES NOT ADDRESS TAX CONSEQUENCES THAT MAY VARY WITH, OR ARE CONTINGENT UPON, INDIVIDUAL CIRCUMSTANCES. WE STRONGLY URGE YOU TO CONSULT YOUR TAX ADVISOR TO DETERMINE YOUR PARTICULAR UNITED STATES FEDERAL, STATE, LOCAL OR NON-U.S. INCOME OR OTHER TAX CONSEQUENCES RESULTING FROM THE ARRANGEMENT IN LIGHT OF YOUR INDIVIDUAL CIRCUMSTANCES.

TIMING

If the Meeting is held as scheduled and is not adjourned or postponed and the Requisite Shareholder Approval for the Arrangement Resolution is obtained at the Meeting, Reunion will apply to the Court for the Final Order approving the Arrangement on or around July 14, 2023. If the Final Order is obtained on July 14, 2023, in a form acceptable to Reunion and Parent, each acting reasonably, and all other conditions set forth in the Arrangement Agreement are satisfied or waived in a timely manner, Reunion expects the Effective Date to be in or around July 18, 2023.

The Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding at and after, the Effective Time without any further act or formality required on the part of any Person.

The Effective Date could be delayed for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order.

RISK FACTORS

The Arrangement involves various risks. Shareholders should carefully consider the following risk factors in evaluating whether to approve the Arrangement Resolution. Readers are cautioned that such risk factors are not exhaustive. These risk factors should be considered in conjunction with the other information included in this Circular, including the documents filed by Reunion pursuant to Laws from time to time. Additional risks and uncertainties, including those currently unknown to or considered immaterial by Reunion, may also adversely affect the Arrangement.

Risks Relating to the Arrangement

Failure to satisfy conditions to the completion of the Arrangement

The completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of Reunion, including obtaining the Requisite Shareholder Approval, the granting of the Final Order, the satisfaction of the Minimum Closing Net Cash Amount as of the Cash Determination Time, the resolution of Reunion’s obligations in respect of Reunion’s lease guarantees and other obligations of third parties, and the satisfaction of other customary closing conditions. There can be no certainty, nor can Reunion provide any assurance, that these conditions will be satisfied or waived nor can there be any certainty as to the timing of their satisfaction or waiver. See “Procedure for the Arrangement to Become Effective – Requisite Shareholder Approval” and “Procedure for the Arrangement to Become Effective – Regulatory Matters”.

If such conditions are not satisfied or waived and the Arrangement is not completed, or is materially delayed, the market price of the Common Shares may be adversely affected. In such circumstances, Reunion’s business, financial condition or results of operations could also be subject to various material adverse consequences.

The Arrangement Agreement may be terminated in certain circumstances

Each of Reunion, on the one hand, and Parent, on the other hand, have the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can Reunion provide any assurance, that the Arrangement Agreement will not be terminated by either Reunion or Parent before the completion of the Arrangement. For instance, Parent has the right, in certain circumstances, to terminate the Arrangement Agreement if changes occur that have a Material Adverse Effect. There is no assurance that a Material Adverse Effect will not occur before the Effective Date, in which case Parent could elect to terminate the Arrangement Agreement and the Arrangement would not proceed.

If the Arrangement Agreement is terminated, Reunion will still have incurred costs for pursuing the Arrangement, including costs related to the diversion of management’s attention away from the conduct of Reunion’s business, and in certain cases, Reunion will have to pay Parent the Termination Payment and/or Expenses Reimbursement Payment.

If the Arrangement Agreement is terminated, there is no guarantee that equivalent or greater purchase prices for the Common Shares will be available from an alternative party.

See “The Arrangement Agreement – Termination of the Arrangement Agreement”.

The Termination Payment and Expenses Reimbursement Payment provided under the Arrangement Agreement may discourage other parties from attempting to acquire the Corporation.

Under the Arrangement Agreement, the Corporation is required to pay the Termination Payment and/or Expenses Reimbursement Payment in the event that the Arrangement Agreement is terminated in certain circumstances. This Termination Payment and/or Expenses Reimbursement Payment may discourage other parties from attempting to enter into transactions with the Corporation, even if those parties would otherwise be willing to offer greater value to Shareholders than that offered by Parent and Purchaser under the Arrangement.

Failure to complete the Arrangement could negatively impact the price of the Common Shares and future business and operations of Reunion

There are a number of material risks relating to the Arrangement not being completed, including but not limited to the following:

•	the price of the Common Shares may decline to the extent that the current market price reflects a market assumption that the Arrangement will be completed;

•	Shareholders will not receive the Consideration payable under the Arrangement;

•	certain costs related to the Arrangement, such as legal, accounting and the expenses will be payable by Reunion even if the Arrangement is not completed;

•	if the Arrangement is not completed, Reunion may be required, in certain circumstances, to pay the Termination Payment and/or the Expenses Reimbursement Payment to Parent; and

•	Reunion will continue to be subject to various risks related to its ongoing business (see “Risk Factors – Risks Relating to Reunion” below).

While the Arrangement is pending, Reunion is restricted from taking certain actions

The Arrangement Agreement restricts Reunion from taking specified actions until the Arrangement is completed, without the consent of Parent or Purchaser. These restrictions may prevent Reunion from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement.

Shareholders will not participate in any future growth in Reunion’s business

Upon completion of the Arrangement, Shareholders will receive the cash Consideration. Reunion will become a wholly-owned subsidiary of Parent, and the Shareholders will have no ongoing interest in Reunion, in Purchaser or in Parent and will not receive the benefit of any potential future growth in the value of Reunion’s business.

The Arrangement may not be completed if holders of a number of Common Shares exercise Dissent Rights

Registered Shareholders have the right to exercise Dissent Rights and demand payment of the fair value of their Common Shares in cash in connection with the Arrangement in accordance with the CBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order. The exercise of Dissent Rights requires satisfaction of certain specific conditions, and the determination of the amount payable is subject to a Court-supervised valuation process. There is no certainty as to whether a Dissenting Holder will be entitled to receive an amount that is greater than, or less than, the consideration contemplated by the Arrangement. If there are a significant number of Dissenting Holders, a substantial cash payment may be required to be made to such Registered Shareholders. For this reason, it is a condition to the completion of the Arrangement that holders of less than 5% of the issued and outstanding Common Shares have exercised Dissent Rights in respect of the Arrangement. While this condition may be waived by Parent in its sole discretion, Parent may determine not to proceed with the Arrangement if the threshold is exceeded. If this occurs, the Arrangement will not be completed. See “Dissent Rights”.

The Arrangement is generally a taxable transaction

The Arrangement will be a taxable transaction and, as a result, securityholders will generally be required to pay taxes on any gains that result from the disposition of their securities pursuant to the Arrangement. See “Certain Canadian Federal and United States Federal Income Tax Considerations” for a discussion of certain Canadian federal income tax considerations applicable to holders of Common Shares in connection with the Arrangement.

Risks related to securities class actions, derivative lawsuits and other legal claims

The Corporation, Parent and Purchaser may be the target of securities class actions and derivative lawsuits which could result in substantial costs and may delay or prevent the Arrangement from being completed. Securities class action lawsuits and derivative lawsuits may be brought against companies that have entered into an agreement to acquire a public company or to be acquired. Third parties may also attempt to bring claims against the Corporation, Parent or Purchaser seeking to restrain the Arrangement or seeking monetary compensation or other remedies. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Arrangement, then that injunction may delay or prevent the Arrangement from being completed.

In addition, political and public attitudes towards the Arrangement could result in negative press coverage and other adverse public statements affecting the Corporation. Adverse press coverage and other adverse statements could lead to investigations by regulators, legislators and Law enforcement officials or in legal claims or otherwise negatively impact the ability of the Corporation to conduct its business.

Risks Relating to Reunion

If the Arrangement is not completed, Reunion will continue to face, and Shareholders will be exposed to, the risks that Reunion currently faces with respect to its business, affairs, operations and future prospects. A description of the risk factors applicable to Reunion is contained under the heading “Risk Factors” in the Reunion annual information form.

INFORMATION CONCERNING REUNION

General

Reunion is committed to developing innovative therapeutic solutions for underserved mental health conditions. The Corporation’s lead asset, RE104, a proprietary, novel, serotonergic psychedelic compound and the only 4-OH-DiPT prodrug in clinical development, is being developed as a potential treatment for postpartum depression that could provide rapid symptom relief and durable efficacy. RE104 is protected under U.S. Patent No. 11,292,765 issued on April 5, 2022 (priority June 30, 2020), with claims for composition of matter, methods of manufacturing, formulations and methods of use for a genus of hemiester tryptamines, including RE104, which could provide protection out to June 30, 2041. Reunion is also developing the RE200 series, which includes preclinical compounds with enhanced receptor selectivity to address additional therapeutic applications.

The Corporation’s head and registered office is located at 30 Duncan Street, Suite 401, Toronto, ON M5V 2C3. The Common Shares are listed on the TSX and NASDAQ and trade under the symbol “REUN”.

Additional information on Reunion and the corporate structure is outlined in Reunion’s annual information form for the fiscal year ended March 31, 2022 which is available on SEDAR (www.sedar.com) under Reunion’s issuer profile.

Share Capital

The authorized capital of the Corporation consists of an unlimited number of Common Shares. As at the date of this Circular, 11,717,616 Common Shares are issued and outstanding.

Holders of Common Shares are entitled to one vote for each Common Share held at all meetings of shareholders of the Corporation, to receive dividends if, as and when declared by the Board, and to participate rateably in any distribution of property or assets upon the liquidation, winding-up or other dissolution of the Corporation. The Common Shares carry no pre-emptive rights, conversion or exchange rights, or redemption, retraction, repurchase, sinking fund or purchase fund provisions. There are no provisions requiring a holder of Common Shares to contribute additional capital, and no restrictions on the issuance of additional securities by the Corporation. There are no restrictions on the repurchase or redemption of Common Shares by the Corporation except to the extent that any such repurchase or redemption would render the Corporation insolvent.

Market Price and Trading Volume Data

The Common Shares are listed and posted for trading on the TSX and NASDAQ and are traded under the symbol “REUN”. The following table sets out the price ranges and volumes of the Common Shares that were traded on the TSX in the twelve-month period preceding the date hereof.

	Price Range (C$)		Monthly
			Trading Volume
Month	High	Low	(Shares)
June 2022	5.4141	4.4886	84,955
July 2022	5.6918	4.6274	56,521
August 2022	9.44	4.49	387,248
September 2022	4.84	1.91	147,286

	Price Range (C$)		Monthly
			Trading Volume
Month	High	Low	(Shares)
October 2022	3.16	1.87	96,732
November 2022	2.19	1.65	114,445
December 2022	1.85	1.08	94,908
January 2023	2.05	1.23	255,803
February 2023	1.86	1.41	103,755
March 2023	1.44	0.87	176,887
April 2023	1.32	0.83	169,699
May 2023	1.13	0.88	112,803

On May 31, 2023, being the last trading day on which the Common Shares traded prior to the announcement of entering into of the Arrangement Agreement, the closing price of the Common Shares on the TSX was C$0.95. On June 12, 2023, being the last trading day on which the Common Shares traded as of the date of this Circular, the closing price of the Common Shares on the TSX was C$1.45.

Following the completion of the Arrangement, it is expected that the Common Shares will be delisted from the TSX and NASDAQ. If such application is successful, the Corporation will no longer be subject to the ongoing disclosure and other obligations currently imposed upon it under applicable Canadian and U.S. Securities Laws. Reunion anticipates that the Common Shares will be delisted from the TSX and NASDAQ with effect as promptly as practicable following the Effective Date.

Dividend Policy

The Corporation does not currently intend to declare any dividends payable to the holders of the Common Shares. The Corporation has no restrictions on paying dividends, but if the Corporation generates earnings in the foreseeable future, it expects that they will be retained to finance growth.

INFORMATION CONCERNING PARENT AND PURCHASER

The information concerning Parent and Purchaser contained in this Circular, including but not limited to the information under this heading, has been provided by Parent and Purchaser. Although Reunion has no knowledge that would indicate that any of such information is untrue or incomplete, Reunion does not assume any responsibility for the accuracy or completeness of such information or the failure by Parent to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Reunion.

General

Parent is a limited liability company formed under the laws of Delaware. Purchaser is a corporation existing under the laws of the Province of Ontario, which will be continued to the CBCA prior to the Effective Date. Parent and Purchaser are affiliates of MPM, a world-leading and reputable biotechnology investment firm that invests across the biotech landscape with its early stage venture capital funds, and with impact funds that invest in both private and public companies.

Concurrently with entering into the Arrangement Agreement, certain funds affiliated with MPM, Parent and Purchaser provided a guarantee to the Corporation, pursuant to which they guaranteed certain obligations of Purchaser and Parent under the Arrangement Agreement.

MATTERS TO BE CONSIDERED AT THE MEETING

Arrangement Resolution

At the Meeting, Shareholders will be asked to consider and vote upon the Arrangement Resolution in the form set forth in Appendix “B” to this Circular. Shareholders are urged to review this Circular carefully and in its entirety when considering the Arrangement Resolution. See “The Arrangement”.

The Arrangement Resolution must be approved by the Shareholders at the Meeting by the Requisite Shareholder Approval. See “Procedure for the Arrangement to Become Effective – Requisite Shareholder Approval” and “Procedure for the Arrangement to Become Effective – Canadian and United States Securities Law Matters”.

Unless instructed otherwise, the persons designated by management of Reunion in the enclosed form of proxy intend to vote FOR the Arrangement Resolution. The Special Committee and the Board unanimously recommends that Shareholders vote FOR the Arrangement Resolution.

Other Matters to be Considered at the Meeting

At the time of printing this Circular, Reunion knows of no other matter expected to come before the Meeting, other than the vote on the Arrangement Resolution.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, executive officer, employee, former director, former executive officer or former employee of the Corporation or any of its subsidiaries was indebted to the Corporation or any of its subsidiaries as at the date of this Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Circular, no director or executive officer of Reunion or a person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of voting securities of Reunion, or any associate or affiliate of any such person, has or had any material interest, direct or indirect, in any transaction since the commencement of Reunion’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect Reunion.

AUDITORS, TRANSFER AGENTS AND REGISTRARS

The auditors of the Corporation are Ernst & Young LLP. Ernst & Young LLP is independent of the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario. The Registrar and Transfer Agent is Computershare Investor Services Inc. at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1.

AVAILABLE INFORMATION

Financial information is provided in the Corporation’s comparative annual financial statements and Management’s Discussion and Analysis (“MD&A”) for the period ended three and nine months ended December 31, 2022 and 2021, which are posted on the Corporation’s website, www.reunionneuro.com.

Shareholders of the Corporation may request copies of the Corporation’s financial statements including its MD&A by contacting the General Counsel of the Corporation, at 30 Duncan Street, Suite 401, Toronto, ON M5V 2C3. Copies of the foregoing and additional information relating to the Corporation is also available electronically at www. sedar.com.

DIRECTORS’ APPROVAL

The Board of the Corporation has approved the contents and the sending of this Circular.

DATED at Toronto, Ontario as of the 13th day of June, 2023.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Joseph del Moral”

Joseph del Moral
Chairman

APPENDIX “A”

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Circular. Terms and abbreviations used in the Appendices to this Circular are defined separately and the terms and abbreviations defined below are not used therein, except where otherwise indicated.

“Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement and any transaction solely between the Corporation, on the one hand, and one or more of its wholly owned Subsidiaries, on the other hand, or solely between or among the Corporation’s wholly owned Subsidiaries, any indication of interest, inquiry, request for information, proposal or offer (whether written or oral) from or made by any Person or group of Persons “acting jointly or in concert” (within the meaning of NI 62-104) (other than Parent and Purchaser) made after the date of the Arrangement Agreement relating to, in a single transaction or series of related transactions (i) any direct or indirect acquisition, sale, disposition, partnership, alliance or joint venture, transfer or license (or any lease, long-term supply agreement or other arrangement having the same economic effect as an acquisition or sale) of assets (including securities of the Subsidiaries) representing 20% or more of the Corporation and the Subsidiaries’ assets (taken as a whole) or to which 20% or more of the Corporation and the Subsidiaries’ revenues or earnings (taken as a whole) are attributable (in each case based on the consolidated financial statements of the Corporation most recently filed on SEDAR prior to such offer or proposal), (ii) any direct or indirect take-over bid, recapitalization, tender offer, exchange offer, treasury issuance, acquisition, sale, disposition, partnership, alliance or joint venture, transfer or license (or any lease, long-term supply agreement or other arrangement having the same economic effect as an acquisition or sale) that if consummated, would result in any Person or group of Persons beneficially owning or exercising control or direction over, directly or indirectly, 20% or more of any class of voting or equity securities (or rights thereto, and including equity swaps or similar arrangements and securities convertible into or exercisable or exchangeable for voting or equity securities) of the Corporation or any of the Subsidiaries whose assets represent 20% or more of the Corporation and the Subsidiaries’ assets (taken as a whole) or to which 20% or more of the Corporation and the Subsidiaries’ revenues or earnings (taken as a whole) are attributable (in each case based on the consolidated financial statements of the Corporation most recently filed on SEDAR prior to such offer or proposal), (iii) any plan of arrangement, merger, amalgamation, consolidation, reorganization, spin-off, security exchange, business combination, recapitalization, liquidation, dissolution, winding up, joint venture or similar transaction involving the Corporation or any of the Subsidiaries pursuant to which any such Person or group of Persons would own, directly or indirectly, assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Corporation and the Subsidiaries, taken as a whole (in each case based on the consolidated financial statements of the Corporation most recently filed on SEDAR prior to such offer or proposal), or (iv) any other similar transaction or series of related transactions involving the Corporation or any of the Subsidiaries the consummation of which would reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement.

“affiliate” or “Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise.

“Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, the Competition Act, state antitrust Laws, and all other applicable Laws and regulations (including non-U.S. Laws and regulations) issued by a Governmental Body that are designed or intended to preserve or protect competition, prohibit and restrict agreements in restraint of trade or monopolization, attempted monopolization, restraints of trade and abuse of a dominant position, or to prevent acquisitions, mergers or other business combinations and similar transactions, the effect of which may be to lessen or impede competition or to tend to create or strengthen a dominant position or to create a monopoly.

“Arrangement” means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Corporation and Parent, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement dated May 31, 2023 among Reunion, Parent and Purchaser, including all the schedules thereto, as it may be amended, modified or supplemented from time to time in accordance with its terms.

“Arrangement Resolution” means the special resolution of the Shareholders approving the Plan of Arrangement to be considered at the Meeting, substantially in the form set out in Appendix “B” to this Circular.

“Articles of Arrangement” means the articles of arrangement of the Corporation in respect of the Arrangement required by the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Corporation and Parent, each acting reasonably.

“associate” has the meaning ascribed thereto in the Securities Act (Ontario).

“Authorization” means, with respect to any person, any order, permit, approval, consent, waiver, licence, registration, qualification, certification or similar authorization of any Governmental Body having jurisdiction over the person.

“Board” means the board of directors of the Corporation as constituted from time to time.

“Board Recommendation” means the unanimous determination of the Board, after receiving legal and financial advice, that:

(a)	the Arrangement is fair to the Shareholders;

(b)	the Arrangement and the entering into of the Arrangement Agreement are in the best interests of Reunion; and

(c)	the Board unanimously recommends that the Shareholders vote in favour of the Arrangement Resolution.

“Bennett Jones” means Bennett Jones LLP, legal counsel to Reunion.

“Broadridge” means Broadridge Investor Communications Corporation.

“Business Day” means any day except a Saturday, a Sunday or any other day on which major commercial banks in Toronto, Ontario or Boston, Massachusetts are authorized or required by applicable Laws to be closed.

“Cash Determination Time” means the close of business as of the third Business Day immediately prior to the anticipated Effective Date.

“CBCA” means the Canada Business Corporations Act, as amended or re-enacted from time to time, unless stated otherwise.

“CDS” means CDS Clearing and Depository Services Inc.

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

“Chair of the Meeting” means Edward Smith.

“Change in Recommendation” has the meaning given to it under the heading “The Arrangement Agreement –  Termination of the Arrangement Agreement”.

“Circular” means this management information circular dated June 13, 2023 and accompanying Notice of Special Meeting, together with all Appendices hereto, provided to the Shareholders in connection with the Meeting.

“Closing” means the completion of the Arrangement.

“Closing Date” means the date on which the Closing actually occurs.

“Closing Net Cash” means as of the Cash Determination Time (except as otherwise provided herein) and without duplication, and calculated for the Corporation and the Subsidiaries on a consolidated basis, (A) (1) the sum of the unrestricted cash and cash equivalents (excluding, for the avoidance of doubt, security deposits and investments in third parties but including cash classified as restricted for use as collateral for the Corporation’s credit card program), plus (2) subject to prior written approval of Parent, the sum of prepayments and deposits for future expenditures directly related to the ongoing operations of the Corporation’s current business minus (B) the sum of (1) accrued and unpaid expenses (including unpaid Taxes), (2) unpaid Indebtedness, (3) unpaid transaction costs and expenses (which for the avoidance of doubt are limited to out-of-pocket fees, costs and expenses of the Corporation incurred prior to or as a result of the Closing in connection with the negotiation, preparation and execution of the Agreement, and excludes all fees, costs and expenses incurred on behalf of Parent, Purchaser or any Affiliate thereof or incurred by the Corporation in connection with any Pre-Arrangement Reorganization), including change in control, retention, bonus or similar payments or obligations (including, if applicable, the employer portion of any withholding taxes) and advisor fees and expenses, (4) unpaid costs and expenses (including settlement costs) of any transaction litigation and/or appraisal claims, (5) the cost of the tail policy set out in Section 4.04(a) of the Arrangement Agreement, to the extent unpaid, (6) non-cancelable contractual commitments, including guarantees and other obligations in respect of leases and other obligations of third parties (including FTHW and/or its Affiliates) but excluding commitments of the Corporation directly related to the ongoing operations of the Corporation’s current business, and (7) reasonable estimates for identified contingent liabilities; provided that, notwithstanding the foregoing and subject to the prior written approval of Parent, the Corporation may enter into certain pre-approved expenditures that are to be excluded from Closing Net Cash (“Exempt Allowable Expenses”), which Exempt Allowable Expenses are listed on Section 1.01(A) of the Corporation Disclosure Letter as expenses excluded from Closing Net Cash. A sample calculation of Closing Net Cash and its components is set forth in Section 1.01(A) of the Corporation Disclosure Letter.

“Common Shares” means, as the context requires, common shares in the capital of (i) Reunion, and (ii) RNI MergerCo, following the RNI MergerCo Amalgamation.

“Corporation” means, as the context requires, (i) Reunion, (ii) RNI MergerCo, following the RNI MergerCo Amalgamation, and (iii) New RNI, following the New RNI Amalgamation.

“Corporation Associate” means each current or former officer or other employee, or individual who is a current or former independent contractor, consultant, or director, of or to the Corporation or any Subsidiary.

“Corporation Contract” means any (i) Contract between the Corporation or any Subsidiary, on the one hand, and any party other than the Corporation or any Subsidiary, on the other hand or (ii) Contract pursuant to which the Corporation or any Subsidiary is otherwise bound (other than a Contract solely by and among the Corporation and the Subsidiaries).

“Corporation Disclosure Letter” means the disclosure letter dated the date of the Arrangement Agreement and all schedules, exhibits and appendices thereto, delivered by Reunion to Parent and Purchaser with the Arrangement Agreement.

“Corporation Equity Plan” means the Corporation’s equity compensation plan effective as of August 11, 2022.

“Corporation IP” means all Owned IP and all Exclusively Licensed IP.

“Corporation Lease” means any Corporation Contract pursuant to which real property is licensed, leased, or subleased by the Corporation or a Subsidiary, as applicable, from another Person.

“Corporation Products” means all compounds and other chemical entities, including RE104 and the RE200 series, and all products that have been or are currently being handled, researched, tested, clinically trialed or developed by or on behalf of the Corporation or any Subsidiary, and “Corporation Product” means any one of the Corporation Products and “Lead Corporation Product” means RE104.

“Competition Act” means the Competition Act (Canada).

“Confidentiality Agreement” means the confidentiality agreement dated April 14, 2023 between the Corporation, MPM Asset Management LLC and BioImpact Capital LLC.

“Consideration” means US$1.12 in cash per Common Share, and based on the Bank of Canada daily exchange rate as of the close of business on May 31, 2023, approximately $1.52 per Common Share in Canadian dollars.

“Constating Documents” means articles of incorporation, amalgamation, arrangement or continuation, as applicable, by-laws and other constating documents and all amendments to such articles or by-laws.

“Contract” means any legally binding agreement, contract, subcontract, lease, understanding, instrument, bond, debenture, note, option, warrant, warranty, purchase order, license, sublicense, insurance policy, benefit plan, or other legally binding commitment or undertaking of any nature, in each case whether written or unwritten and inclusive of all amendments, supplements or modifications thereto, but shall not include any ordinary course of business purchase orders.

“Court” means the Ontario Superior Court of Justice (Commercial List).

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolution or variant thereof or any related or associated epidemic, pandemic, or disease outbreak.

“Depositary” means Computershare Investor Services Inc. or such other Person as the Corporation and Parent may mutually agree to engage and appoint to act as depositary in relation to the Arrangement.

“Director” means the Director appointed pursuant to Section 260 of the CBCA.

“Dissent Rights” means the rights of dissent of Registered Shareholders in respect of the Arrangement as described in the Plan of Arrangement.

“Dissenting Holder” means a Registered Shareholder who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Common Shares in respect of which Dissent Rights are validly exercised by such Registered Shareholder.

“Dissenting Non-Resident Holder” has the meaning given to it under the heading “Certain Canadian Federal and United States Federal Income Tax Considerations –  Holders Not Resident in Canada – Dissenting Non-Resident Holders”.

“Dissenting Resident Holder” has the meaning given to it under the heading “Certain Canadian Federal and United States Federal Income Tax Considerations –  Holders Resident in Canada –  Dissenting Resident Holders”.

“DRS Advice” means a Direct Registration System (DRS) advice.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date, or such other time as the Corporation and Parent may agree to in writing before the Effective Date.

“Eligible Institution” means a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and/or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States. A signature guarantee will also be accepted from a Canadian Schedule 1 chartered bank that is not participating in a Medallion Signature Guarantee Program and makes available its list of authorized signing officers to the transfer agent.

“Encumbrance” means any lien, pledge, hypothecation, charge, trust (statutory or otherwise), deemed trust (statutory or otherwise), mortgage, security interest, encumbrance, encroachment, claim, infringement, interference, option, right of first refusal, right of first offer, lease, covenant, condition, restriction, pre-emptive right, community property interest, or other similar restriction (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset, and any restriction on the possession, exercise, or transfer of any other attribute of ownership of any asset) and any conditional sales agreement, title retention agreement or lease in the nature thereof.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company, or joint stock company), firm, society, or other enterprise, association, organization, or entity.

“Exclusively Licensed IP” means all Intellectual Property Rights that are exclusively (or co exclusively) licensed to the Corporation or any Subsidiary.

“Exclusivity Agreement” means the exclusivity agreement dated as of April 27, 2023, by and between MPM Asset Management LLC, BioImpact Capital LLC and the Corporation.

“Expenses Reimbursement Payment” has the meaning given to it under the heading “The Arrangement Agreement –  Termination Payment and Expenses Reimbursement Payment”.

“Fairness Opinion” means the opinion of PI Financial, to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders, the full text of which is attached to this Circular as Appendix “F”.

“Field Trip” means Field Trip Health & Wellness Ltd.

“Final Order” means the final order of the Court made pursuant to section 192 of the CBCA, in a form and content acceptable to the Corporation and Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended, supplemented or varied by the Court (with the consent of both the Corporation and Parent, each acting reasonably) at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended, supplemented or varied (provided that any such amendment is acceptable to both the Corporation and Parent, each acting reasonably) on appeal.

“Foreign Direct Investment Laws” means any Law that provides for review of the cross- border acquisition of any interest in or assets of a business or entity (including for national security or defense reasons) under the jurisdiction of an applicable Governmental Body.

“Forward-looking information” has the meaning given to it under the heading “Forward-Looking Statements”.

“Founders” means collectively, Joseph del Moral, Ronan Levy, Hannan Fleiman, Dr. Ryan Yermus and Mujeeb Jafferi.

“Governmental Body” means any (i) nation, state, supra-national body, commonwealth, province, territory, county, region, municipality, district, or other jurisdiction of any nature, (ii) international, multinational, federal, state, provincial, local, municipal, foreign, or other government, (iii) governmental or quasi-governmental authority of any nature, including any governmental division, department, agency, board, bureau, commission, commissioner, instrumentality, official, ministry, fund, foundation, center, organization, unit, body, or Entity, (iv) court, arbitrator, or other tribunal, (v) quasi-governmental or private body exercising any regulatory, expropriation, executive, administrative or taxing authority under or for the account of any of the foregoing, (vi) stock exchange, including NASDAQ and TSX or (vii) Regulatory Authority.

“Guarantors” means Affiliates of Parent and Purchaser that entered into a guarantee with the Corporation on the date of the Arrangement Agreement, pursuant to which the Guarantors guarantee certain obligations of Parent and Purchaser under the Arrangement Agreement.

“Holder” has the meaning given to it under the heading “Certain Canadian Federal and United States Federal Income Tax Considerations”.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Intellectual Property Rights” means all rights in or to the following, anywhere in the world, whether registered or unregistered: (i) patents, patent applications and registrations, design patents, community designs and all other supra-national or national design rights, whether registered or unregistered, and other patent rights, including all divisions, continuations, continuations-in-part, renewals, reissues, extensions, certificates of re-examination, utility models and supplementary protection certificates (collectively, “Patents”), (ii) trademarks, service marks, brand names, certification marks, collective marks, logos, symbols, trade dress, assumed names, company names, fictitious names, trade names, and other indicia of origin, together with all goodwill associated therewith and symbolized thereby (collectively, “Trademarks”), (iii) trade secrets, proprietary or confidential information and know-how, including unpatented inventions, processes, procedures, techniques, schematics, algorithms, methods, formulae, drawings, blueprints, data, databases, data sets, compilations, prototypes, models (including data models), and designs (collectively, “Trade Secrets”), (iv) copyrights and published and unpublished works of authorship, (v) rights in software, data, and databases, (vi) domain names, and (vii) any other intellectual property, intangible property or proprietary rights of any kind, nature or description, together with all registrations, issuances, applications, renewals, extensions, restorations, and reversions thereof.

“Interim Order” means the interim order of the Court made pursuant to section 192 of the CBCA in a form and content acceptable to the Corporation and Parent, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended, supplemented or varied by the Court with the consent of the Corporation and Parent, each acting reasonably, the full text of which is attached to this Circular as Appendix “D”.

“Intermediary” means an intermediary with which a Non-registered Shareholder may engage, including banks, trust companies, securities dealers or brokers and trustees or administrators of self-directed trusts governed by “registered retirement savings plans”, “registered retirement income funds”, “registered education savings plans” (collectively as defined in the Tax Act) and similar plans, and such intermediary’s nominees.

“IP” means Reunion’s intellectual property.

“IRS” means Internal Revenue Service.

“Law” or “Laws” means any and all federal, state, provincial, local, municipal, foreign, multinational, or other law (statutory, common or otherwise), statute, constitution, treaty, convention, order, injunction, notice, judgment, direction, bylaw, resolution, ordinance, code, edict, decree, rule, regulation, ruling, or other legal requirement, whether domestic or foreign, issued, enacted, adopted, promulgated, implemented, or otherwise put into effect by or under the authority of any Governmental Body or under the authority of TSX or NASDAQ (including the NASDAQ Marketplace Rules as promulgated by NASDAQ), and includes, for greater certainty Anti-Corruption Laws (as defined in the Arrangement Agreement), Antitrust Laws, Environmental Laws (as defined in the Arrangement Agreement), Foreign Direct Investment Laws, Healthcare Laws (as defined in the Arrangement Agreement), Privacy Laws (as defined in the Arrangement Agreement) and Securities Laws.

“Legal Proceeding” means any action, suit, charge, demand, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative, or appellate proceeding), hearing, inquiry, audit, examination, investigation or other proceeding commenced, brought, conducted, or heard by or before, or otherwise involving, any court or other Governmental Body, or any arbitrator or arbitration panel.

“Letter of Transmittal” means the letter of transmittal provided to holders of Common Shares for use in connection with the Arrangement.

“Matching Period” has the meaning given to it under the heading “The Arrangement Agreement –  Superior Proposal; Right to Match”.

“Material Adverse Effect” means an event, effect, change, occurrence, condition, circumstance, factor, state of facts or development or combination of the foregoing (an “Effect”) that, individually or taken together, is or would reasonably be expected to be material and adverse to (a) the Corporation Products (taken as a whole) or the business, assets, liabilities (whether absolute, accrued, contingent or otherwise), properties, operations, condition (financial or otherwise), results of operations or regulatory related prospects (including relating to the development, approval, manufacture, distribution or commercialization of Lead Corporation Product) of the Corporation and the Subsidiaries, taken as a whole, or (b) the ability of the Corporation to consummate the Arrangement before the Outside Date; provided that in the case of clause (a), no Effect arising out of or resulting from any of the following shall be deemed either alone or in combination to constitute a Material Adverse Effect: (i) any change in the market price or trading volume of the Common Shares; (ii) the execution or announcement of the Arrangement Agreement (including the identity of Parent) (other than (A) for purposes of any representation or warranty in Section 5 of Schedule C of the Arrangement Agreement but subject to disclosures in Section 5 of the Corporation Disclosure Letter or (B) any other representation or warranty that addresses the consequences resulting from the execution or announcement of the Arrangement Agreement); (iii) any general change affecting one or more of the industries in which the Corporation and/or the Subsidiaries operate, including general changes or developments in the clinical-stage biopharmaceutical industry, or changes in the economy generally, or changes in other general business, financial, or market conditions (including interest rates, exchange rates, tariffs, trade wars, and credit markets) in Canada, the United States, Australia or globally; (iv) fluctuations in the value of any currency; (v) (A) changes to any domestic, foreign or global political condition, (B) the commencement or continuation of war, armed hostilities, including the escalation or worsening thereof, or acts of terrorism, (C) any pandemic or epidemic (including COVID-19) or other outbreak of contagious diseases (or the escalation or worsening of any of the foregoing) or (D) any volcano, tsunami, earthquake, hurricane, tornado, other natural or man-made disaster, or act of God; (vi) the failure of the Corporation to meet internal or analyst’s expectation, forecast, estimate, or prediction in respect of revenues, earnings, or other financial or reporting metrics for any period ending on or after the date of the Arrangement Agreement; (vii) any action taken (or failure to act) by the Corporation at the written direction of Parent and any action specifically required to be taken by the Corporation under the Arrangement Agreement (excluding any obligation of the Corporation to act in the ordinary course) or required to be taken (or omitted to be taken) pursuant to Law; or (viii) (A) any adoption, proposal, implementation or change in Law or any interpretation, application or non-application of Law by any Governmental Body, (B) any change in IFRS or changes in applicable regulatory accounting requirements generally applicable to the industries in which the Corporation and the Subsidiaries conducts their business; it being understood that the exceptions in clauses (i) and (vi) shall not prevent or otherwise affect a determination that the underlying cause of any such change, decline or failure referred to therein (if not otherwise falling within any of the exceptions provided by clauses (ii) through (v) or (vii) through (viii) hereof) is or would reasonably be expected to have a Material Adverse Effect or has otherwise resulted in or contributed to a Material Adverse Effect; provided, further, that (A) with respect to clauses (iii), (iv), (v) and (viii), if such Effect disproportionately affects the Corporation Product or the Corporation and the Subsidiaries, taken as a whole, compared to other comparable entities operating in the industries, businesses or segments in which the Corporation and/or the Subsidiaries operate, then such Effect shall be taken into account in determining whether there is, or would reasonably be expected to be, a Material Adverse Effect; and (B) references in the Arrangement Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a Material Adverse Effect has occurred.

“Material Contract” means each of the following Corporation Contracts to which the Corporation is a party as of the date of the Arrangement Agreement:

(a)	any Corporation Contract that limits the freedom or right of the Corporation or any Subsidiary (or that, following the Effective Time, would limit the right or the ability of Parent or its Affiliates) to sell, distribute, produce or manufacture any Corporation Product or any other product, project or service, acquire or obtain any material products or services from any other Person or to otherwise conduct it business, including by (A) materially limiting the freedom or right of the Corporation or a Subsidiary (or following the Effective Time, Parent or its Affiliates) to engage in any line of business or to compete with any other Person in any location or line of business or (B) containing any “most favoured nation” terms and conditions (including with respect to pricing) or exclusivity obligations or restrictions, granted by the Corporation or any Subsidiary;

(b)

any Corporation Contract (other than any Employee Plan (as defined in the Arrangement Agreement)) that, following the consummation of the Transactions would bind or purport to bind any Affiliate of the Corporation (other than the Corporation or any Subsidiary) or apply to the assets or business thereof;

(c)	any Corporation Contract that requires by its terms or is reasonably likely to require, during the remaining term of such Corporation Contract, the payment or delivery of cash or other consideration by or to the Corporation in an amount having an expected value in excess of $100,000 in the fiscal year ending March 31, 2023 or in any single fiscal year thereafter;

(d)	any Corporation Contract pursuant to which the Corporation or any Subsidiary is granted any license, covenant-not-to-assert or other right (including any right to receive royalties or other payments) with respect to any Intellectual Property Rights, other than non-exclusive licenses entered into in the ordinary course of business for non-customized, commercially available off-the-shelf software at a cost of no more than $100,000 in the aggregate;

(e)	any Corporation Contract: (A) granting any third party any license, covenant-not-to-assert or other right (including any right to receive royalties or other payments) with respect to any Corporation IP or any other Intellectual Property Rights that are material to the Corporation or any Subsidiary; or (B) that would purport, after the Effective Time, to grant any third party any license, covenant-not-to-assert or other right (including any right to receive royalties or other payments) with respect to any Intellectual Property Rights owned by or licensed to Parent or its Subsidiaries;

(f)	any Corporation Contract (A) that relates to any material Research Program (including the generation or collection of data from any material Research Program), or any research, development, distribution, sale, supply, license, importation, exportation, marketing, co-promotion or manufacturing activities that are material to the business of the Corporation or any Subsidiary as currently conducted or as contemplated to be conducted or (B) under which clinical, pre-clinical or non-clinical data is or may be generated, for use in connection with or relating to any Corporation Product or Research Program;

(g)	any Corporation Contract relating to Indebtedness in excess of $100,000 (whether incurred, assumed, guaranteed, or secured by any asset) of the Corporation or any Subsidiary;

(h)	any Corporation Contract (A) constituting or providing for the formation, creation, operation, management or control of a joint venture, partnership, limited liability company, strategic alliance, or similar arrangement that includes the sharing of profits and losses with another Person or (B) pursuant to which the Corporation has made or is obligated to make a material investment in any Person or project;

(i)	any Corporation Contract requiring the Corporation to perform or conduct research, clinical trials or development for the benefit of any Person other than the Corporation;

(j)	any material Corporation Contract that is a supply or manufacturing Contract;

(k)	any Corporation Contract that prohibits the payment of dividends or distributions in respect of the capital stock of the Corporation, the pledging of the capital stock or other equity interests of the Corporation, or prohibits the issuance of any guarantee by the Corporation;

(l)	any Corporation Contract that is currently in effect and has been filed (or is required to be filed) by the Corporation pursuant to the Securities Laws;

(m)	any Corporation Contract with any Affiliate, director, executive officer (as such term is defined in the U.S. Exchange Act), holder of 5% or more of the Common Shares or, to the knowledge of the Corporation, any of their Affiliates (other than the Corporation) or immediate family members (other than (A) offer letters that do not contain contractual severance obligations and (B) Corporation Contracts pursuant to Options);

(n)	any Corporation Contract relating to a Corporation Related Party Transaction (as defined in the Arrangement Agreement) (other than (A) offer letters that do not contain contractual severance obligations and (B) Corporation Contracts pursuant to Options);

(o)	any Corporation Contract for the license, lease, or sublease of any material real property;

(p)	any Corporation Contract that relates to the acquisition or disposition by the Corporation or any Subsidiary, involving consideration in excess of $100,000, of any Person or other business organization, division, or business of any Person (whether by merger or consolidation, by the purchase of a controlling equity interest in or substantially all of the assets of such Person, or by any other manner);

(q)	any Corporation Contract that relates to the acquisition or disposition of (a) Intellectual Property Rights relating to any Corporation Product or the research, development, distribution, sale, supply, license, importation, exportation, marketing, co-promotion or manufacturing thereof or (b) other Intellectual Property Rights material to the Corporation or any Subsidiary;

(r)	any Corporation Contract with an academic institution, research center or Governmental Body that (A) relates to (or is reasonably likely to involve) the development or creation of any Intellectual Property Rights or (B) grants any academic institution, research center or Governmental Body any right or option with respect to any Intellectual Property Rights;

(s)	any Corporation Contract that constitutes a Collective Bargaining Agreement (as defined in the Arrangement Agreement);

(t)	any Corporation Contract pursuant to which the Corporation or any Subsidiary (A) has continuing guarantee, “earn-out,” or similar contingent payment obligations, including (x) milestone or similar payments, including upon the achievement of regulatory or commercial milestones or (y) payment of royalties or other amounts calculated based upon any revenue or income of the Corporation, or (B) grants to any Person any right of first refusal, right of first negotiation, option to purchase, option to exclusively license, or any other similar rights with respect to any product or service of the Corporation or any Intellectual Property Rights;

(u)	any Corporation Contract since January 1, 2020, the primary purpose of which is to provide for indemnification or guarantee of the obligations of any other Person that would be material to the business of the Corporation and the Subsidiaries, taken as a whole;

(v)	any settlement, conciliation or similar agreement (A) pursuant to which the Corporation or any Subsidiary is obligated after January 1, 2020 to pay consideration in excess of $100,000 or (B) that would otherwise materially limit the operation of the Corporation and the Subsidiaries, taken as a whole, as currently operated; and

(w)	any hedging, swap, derivative, or similar Corporation Contract.

“MI 61-101” means Multilateral Instrument 61-101 –  Protection of Minority Security Holders in Special Transactions.

“Mindset” means Mindset Pharma Inc.

“Minimum Closing Net Cash Amount” shall be equal to US$8,000,000; provided, however, that (a) if the Cash Determination Time shall occur after July 14, 2023 and on or before July 31, 2023, then the Minimum Closing Net Cash Amount shall be reduced on a daily basis (using linear interpolation) through to the Cash Determination Time in accordance with the budget set forth on Section 1.01(B) of the Corporation Disclosure Letter and (b) if the Cash Determination Time shall occur after July 31, 2023 and the failure of the Cash Determination Time to have occurred on or prior to July 31, 2023 shall be due solely to a breach of the Arrangement Agreement by Parent or Purchaser or a failure of any Pre-Arrangement Reorganization to have occurred on or before July 31, 2023, then the Minimum Closing Net Cash Amount shall continue to be reduced on a daily basis (using linear interpolation) through to the Cash Determination Time in accordance with the budget set forth on Section 1.01(B) of the Corporation Disclosure Letter.

“MPM” means MPM BioImpact .

“NASDAQ” means Nasdaq Global Select Market.

“New CanSub” means a wholly-owned subsidiary corporation of RNI MergerCo to be formed pursuant to the OBCA and includes its successors and permitted assigns.

“New RNI” has the meaning set forth in “Details of the Arrangement”.

“New RNI Amalgamation” has the meaning set forth in “Details of the Arrangement”.

“NI 54-101” means National Instrument 54-101 –  Communication with Beneficial Owners of Securities of a Reporting Issuer.

“Non-registered Shareholder s” means Shareholders who hold their Common Shares in the name of an Intermediary and not in their own name.

“Non-Resident Holder” has the meaning given to it under the heading “Certain Canadian Federal and United States Federal Income Tax Considerations –  Holders Not Resident in Canada”.

“Notice of Application for Final Order” means the notice of application to the Court to obtain the Final Order, a copy of which is attached as Appendix “G” to this Circular.

“Notice of Appearance” means the notice of appearance set out in the Notice of Application for Final Order.

“Notice of Special Meeting” means the notice of the special meeting of Common Shareholders which accompanies this Circular.

“OBCA” means Business Corporations Act (Ontario).

“Oppenheimer” means Oppenheimer & Co. Inc., the exclusive financial advisor to the Special Committee.

“Options” means the options to purchase Common Shares granted by the Corporation pursuant to the Corporation Equity Plan.

“ordinary course of business” means, with respect to any action taken by a Party or any of its Subsidiaries, that such action is consistent with the past practices of such Party or such Subsidiary and is taken in the ordinary course of the normal day-to-day operations of the business of such Party or such Subsidiary.

“Outside Date” has the meaning given to it under the heading “The Arrangement Agreement –  Termination of the Arrangement Agreement”.

“Owned IP” means all Intellectual Property Rights owned or purported to be owned by the Corporation or any Subsidiary.

“Parent” means 20231089 Parent, LLC, a limited liability company formed under the laws of Delaware, and includes its successors and permitted assigns.

“Parties” means, collectively, the Corporation, Purchaser and Parent, and “Party” means any one of them.

“Permitted Encumbrance” means (i) any Encumbrance for Taxes that is either (A) not yet due and payable or (B) being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the consolidated financial statements of the Corporation to the extent required by IFRS, (ii) any Encumbrance representing the right of any customer, supplier, or subcontractor in the ordinary course of business under the terms of any Contract to which the relevant party is a party or under general principles of commercial or government contract Law (including mechanic’s, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’, and similar liens granted or which arise in the ordinary course of business), (iii) any non-exclusive license of or with respect to Intellectual Property Rights granted by the Corporation or any Subsidiary, (iv) any defect, imperfection of title (other than with respect to any material Corporation IP), or other Encumbrance not, individually or in the aggregate, materially impairing the value of the assets subject thereto or otherwise materially interfering with the conduct of the business of the Corporation and the Subsidiaries in the ordinary course, (v) any Encumbrance to be released on or prior to the Closing, and (vi) in the case of real property, any Encumbrance that is an easement, right-of-way, encroachment, restriction, condition, or other similar Encumbrance incurred or suffered in the ordinary course of business and that, individually or in the aggregate, does not and would not materially impair the use (or contemplated use), utility, or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, or zoning, entitlement, building, and other land use regulations imposed by Governmental Bodies having jurisdiction over such real property.

“Person” or “person” means any individual, Entity or Governmental Body.

“PFIC” has the meaning given to it under the heading “Certain Canadian Federal and United States Federal Income Tax Considerations –  Passive Foreign Investment Company Rules”.

“PI Financial” means PI Financial Corp., the financial advisor to the Special Committee and the Board.

“PI Financial Engagement Letter” means the engagement letter between PI Financial and the Corporation dated May 8, 2023.

“Plan of Arrangement” means the plan of arrangement of the Corporation, substantially in the form and content attached hereto as Appendix “C” to this Circular, subject to any amendments or variations to such plan made in accordance with the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Corporation and Parent, each acting reasonably.

“Pre-Arrangement Reorganization” means, in contemplation of the Arrangement, upon the reasonable request of Parent, any structuring, planning or implementing any reorganizations of the business, operations or assets of the Corporation or the Subsidiaries or such other transactions as Parent may reasonably request, in each case, to be effective immediately prior to the Effective Time.

“Proposed Amendments” has the meaning given to it under the heading “Certain Canadian Federal and United States Federal Income Tax Considerations”.

“Purchaser” 1000548481 Ontario Inc., a corporation existing under the laws of the Province of Ontario, and includes its successors and permitted assigns.

“Record Date” means the close of business on June 12, 2023 as the record date for the determination of the Shareholders entitled to notice of, to attend and to vote at the Meeting, and any adjournment or postponement thereof.

“Registered Shareholders” means Shareholders who hold their Common Shares in their own name.

“Regulatory Persons” means, collectively, the Corporation, the Subsidiaries, and each contractor or other Person (including any contract manufacturing organization or contract research organization) acting on behalf of the Corporation or any Subsidiary in relation to a Corporation Product or Research Program.

“Regulatory Authority” means any Governmental Body (including the European Medicines Agency (“EMA”), Health Canada and the Drug Enforcement Administration (“DEA”)) that performs functions similar to those performed by the FDA or otherwise has jurisdiction over the safety, efficacy, approval, development, testing, labeling, packaging, manufacturing, fabrication, storage, marketing, promotion, sale, commercialization, shipment, import, export, sale or distribution of pharmaceutical products, biological products, active ingredients, vaccines, radiopharmaceutical drugs, controlled substances, or any product that the Corporation or any Subsidiary handles or manufactures or is developing.

“Regulatory Authorizations” means all approvals, authorizations, certificates, registrations, licenses, exemptions, permits, clearances, and consents (including all applicable investigational new drug applications (as defined in 21 C.F.R. § 312.20 et seq. and all supplements or amendments thereto), and all comparable approvals, authorizations, certificates, registrations, licenses, exemptions, permits, clearances, and consents provided for in other applicable Laws) from the U.S. Food and Drug Administration (the “FDA”), DEA, Health Canada, and all other applicable Regulatory Authorities, that relate to the Corporation, the Subsidiaries, all other Regulated Persons, each Corporation Product, and each Research Program, or that are necessary for the Corporation or any Subsidiary to conduct its business in all material respects as presently conducted.

“Representatives” has the meaning given to it under the heading “The Arrangement Agreement –  Covenants of Reunion Regarding Non-Solicitation”.

“Requisite Shareholder Approval” means the requisite approval for the Arrangement Resolution by the Shareholders, of no less than two-thirds (66 2/3%) of the votes cast by Shareholders, present in person or represented by proxy at the Meeting.

“Research Program” means all research and development programs, pre-clinical and clinical trials, pre-clinical and clinical studies and the results therefrom.

“Resident Holder” has the meaning given to it under the heading “Certain Canadian Federal and United States Federal Income Tax Considerations – Holders Resident in Canada”.

“Reunion” means Reunion Neurosciences Inc., a corporation existing under the CBCA, and includes its successors and permitted assigns.

“RNI CAN” means Reunion Neuroscience Canada Inc. and includes its successors and permitted assigns.

“RNI MergerCo” has the meaning set forth in “Details of the Arrangement”.

“RNI MergerCo Amalgamation” has the meaning set forth in “Details of the Arrangement”.

“RNI Preferred Share” has the meaning set forth in “Details of the Arrangement”.

“Securities” means, collectively, the Common Shares and the Options.

“Securities Authorities” means the Ontario Securities Commission, the United States Securities and Exchange Commission, and any other applicable securities commissions or securities regulatory authority in Canada or the United States, including, Nasdaq and TSX.

“Securities Laws” means the Securities Act (Ontario), the U.S. Securities Act, the U.S. Exchange Act, and all other applicable securities Laws, in each case together with all rules and regulations and published policies thereunder and the rules and published policies of the Nasdaq and TSX.

“Securityholders” means, collectively, the Shareholders and the holders of Options.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Shareholders” means all Persons holding Common Shares, whether registered or beneficial (unless otherwise specified) at the applicable time, and “Shareholder” means any one of them, as the context requires.

“Statutory Plan” means each statutory benefit plan or program that is administered by a Governmental Body, which the Corporation or any Subsidiary contributes to or is required to contribute to, including the Canada Pension Plan and Québec Pension Plan and any other plan established pursuant to applicable federal or provincial health, worker’s compensation, workplace safety or employment insurance legislation.

“Subsidiary” means, with respect to a Person, any other Person, whether incorporated or unincorporated, of which (i) at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (ii) a general partner interest, or (iii) a managing member interest, in each case, is directly or indirectly owned or controlled by such Person or by one (1) or more of its respective Subsidiaries; provided that for the purpose of the Arrangement, “Subsidiaries” means Subsidiaries of Reunion.

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal made after the date of the Arrangement Agreement by a Person or group of Persons “acting jointly or in concert” (within the meaning of NI 62 104), who is or are arm’s length to the Corporation, to acquire not less than all of the outstanding Common Shares or all or substantially all of the assets of the Corporation and the Subsidiaries on a consolidated basis that (i) did not result from or involve (A) a breach of Article 5 of the Arrangement Agreement or any other provision of the Arrangement Agreement, the Exclusivity Agreement or the Confidentiality Agreement or (B) any Person with which the Corporation, Parent, Purchaser, the Guarantors or any of their respective Affiliates has engaged in any discussion of the transactions contemplated by the Arrangement Agreement for co-investment, financing or other similar purposes; (ii) complies with applicable Securities Laws; (iii) is not subject to any financing condition and, after consultation with its financial advisors, in respect of which the Board determines in good faith that the funds or other consideration necessary to complete the Acquisition Proposal are or are reasonably likely to be available to effect payment in full for all of the shares or assets, as the case may be, at the time and on the basis set out in such Acquisition Proposal; (iv) is not subject to any due diligence or access condition; (v) if it relates to the acquisition of the Common Shares, is made available to all Shareholders on the same terms and conditions; (vi) the Board has determined in good faith, after receiving the advice of its financial advisors and its outside legal counsel, is reasonably likely to be completed at the time and on the terms proposed, without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the Person or group of Persons making such Acquisition Proposal and their respective Affiliates; and (vii) the Board determines in good faith, after receiving the advice of its financial advisors and its outside legal counsel and after taking into account all the terms and conditions of the Acquisition Proposal and other factors deemed relevant by the Board (including the Person or group of Persons making such Acquisition Proposal and their Affiliates), that: (A) the Acquisition Proposal would, if completed in accordance with its terms (but without assuming away the risk of non-completion), result in a transaction which is more favourable to the Shareholders, from a financial point of view, than the Arrangement (including after considering any amendments to the terms and conditions of the Arrangement proposed by Parent pursuant to Section 5.04(b) of the Arrangement Agreement); and (B) the failure to recommend such Acquisition Proposal to the Shareholders would be inconsistent with its fiduciary duties under Law.

“Superior Proposal Notice” has the meaning given to it under the heading “The Arrangement Agreement – Superior Proposal; Right to Match”.

“Tax Act” means the Income Tax Act (Canada).

“taxable capital gain” has the meaning given to it under the heading “Certain Canadian Federal and United States Federal Income Tax Considerations –  Holders Resident in Canada –  Taxation of Capital Gains and Capital Losses”.

“Taxes” means any tax or similar charge of any kind whatsoever (including any income tax, franchise tax, capital gains tax, gross receipts tax, value added tax, goods and services tax, harmonized sales tax, retail sales tax, surtax, estimated tax, employment tax, unemployment tax, social security, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, escheat tax, alternative tax, alternative minimum tax, real or personal property tax or payroll tax, and including any health insurance, parental insurance, government pension plan or statutory plan premiums or contributions and including any liability relating to any deemed overpayment of Taxes under section 125.7 of the Tax Act or other amount received in respect of any COVID 19 measure), including any installment of Taxes, interest, fine, penalty, or addition thereto, in each case, imposed, assessed, or collected by or under the authority of any Governmental Body

“Termination Event” has the meaning given to it under the heading “The Arrangement Agreement – Termination Payment”.

“Termination Payment” means the US$800,000 cash fee payable by the Corporation to Parent upon the occurrence of a Termination Event.

“Third Party 1” has the meaning given to it under the heading “The Arrangement –  Background to the Arrangement”.

“Third Party 2” has the meaning given to it under the heading “The Arrangement –  Background to the Arrangement”.

“Third Party 3” has the meaning given to it under the heading “The Arrangement –  Background to the Arrangement”.

“Third Party 4” has the meaning given to it under the heading “The Arrangement –  Background to the Arrangement”.

“Third Party 5” has the meaning given to it under the heading “The Arrangement –  Background to the Arrangement”.

“Third Party 6” has the meaning given to it under the heading “The Arrangement –  Background to the Arrangement”.

“Third Party 7” has the meaning given to it under the heading “The Arrangement –  Background to the Arrangement”.

“Transactions” means the Arrangement and the other transactions contemplated by the Arrangement Agreement, the Plan of Arrangement and the Articles of Arrangement.

“TSX” means the Toronto Stock Exchange.

“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“U.S. Holder” has the meaning given to it under the heading “Certain Canadian Federal and United States Federal Income Tax Considerations –  Certain United States Federal Income Tax Considerations”.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

“Voting Instruction Form” means the voting instruction form provided by Broadridge to Non-registered Shareholders.

“Voting Support Agreements” means, collectively, the support and voting agreements dated the date of the Arrangement Agreement between Purchaser and certain Shareholders and the directors and officers of Reunion pursuant to which each such person agreed, among other things, to vote in favour of the Arrangement Resolution.

“Willful Breach” means any material breach of any covenant or agreement set forth in the Arrangement Agreement prior to the date of its termination that is a consequence of any act, or failure to act, undertaken by the breaching Party with the knowledge that the taking of such act, or failure to act, would, or would reasonably be likely to, result in such breach.

APPENDIX “B”

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.	The arrangement (as it may from time to time be amended, modified or supplemented, the “Arrangement”) under section 192 of the Canada Business Corporations Act (the “CBCA”) of Reunion Neuroscience Inc. (the “Corporation”), pursuant to the arrangement agreement (as it may from time to time be amended, modified or supplemented, the “Arrangement Agreement”) among the Corporation, 20231089 Parent, LLC and 1000548481 Ontario Inc. dated May 31, 2023, all as more particularly described and set forth in the management information circular of the Corporation dated June 13, 2023 (as it may from time to time be amended, modified or supplemented, the “Circular”) accompanying the notice of this meeting, and all transactions contemplated thereby, are hereby authorized, approved and adopted.

2.	The plan of arrangement of the Corporation (as it has been or may from time to time be amended, modified or supplemented in accordance with the Arrangement Agreement and its terms, the “Plan of Arrangement”), the full text of which is set out in Appendix “C” to the Circular, is hereby authorized, approved and adopted.

3.	(i) The Arrangement Agreement and related transactions contemplated therein, (ii) the actions of the directors of the Corporation in approving the Arrangement and the Arrangement Agreement, (iii) the actions of the directors and officers of the Corporation in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, and causing the performance by the Corporation of its obligations thereunder, and (iv) the Corporation’s application for an interim order from the Ontario Superior Court of Justice (Commercial List) (the “Court”), are hereby confirmed, ratified, authorized and approved.

4.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the holders of common shares of the Corporation (the “Shareholders”) or that the Arrangement has been approved by the Court, the directors of the Corporation are hereby authorized and empowered to, at their discretion, without notice to or approval of the Shareholders: (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by their respective terms; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

5.	The Corporation is hereby authorized to apply for a final order from the Court to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement.

6.	Any one officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to make or cause to be made an application to the Court for an order approving the Arrangement and to execute, under corporate seal of the Corporation or otherwise, and to deliver, or cause to be executed and delivered, for filing with the Director under the CBCA, the articles of arrangement and such other documents and instruments as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents or instruments.

7.	Any one officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute, under corporate seal of the Corporation or otherwise, and to deliver, or cause to be executed and delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

B-1

APPENDIX “C”

PLAN OF ARRANGEMENT

UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1 - DEFINITIONS AND INTERPRETATION

1.01        Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not otherwise defined shall have the respective meanings specified in the Arrangement Agreement and the following terms shall have the following meanings and grammatical variations of such terms shall have corresponding meanings:

“Affected Securities” means, collectively, the Shares and the Company Options.

“Affected Securityholders” means, collectively, the Shareholders and the holders of any Company Option.

“Arrangement” means the arrangement of the Company under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the terms of the Arrangement Agreement and this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and Parent, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement dated as of May 31, 2023 among the Company, Parent and Purchaser, including all schedules attached thereto, as may be amended, supplemented or otherwise modified from time to time in accordance with its terms.

“Arrangement Consideration” means the aggregate consideration, being US$1.12 per Share in cash, to be received by each Shareholder pursuant to this Plan of Arrangement in respect of each Share that is issued and outstanding immediately prior to the Effective Time.

“Arrangement Resolution” means the special resolution of the Shareholders approving this Plan of Arrangement to be considered at the Company Meeting, substantially in the form and content of Schedule B to the Arrangement Agreement.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement required by the CBCA to be sent to the CBCA Director after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and Parent, each acting reasonably.

“Business Day” means any day except a Saturday, a Sunday, or any other day on which major commercial banks in Toronto, Ontario or Boston, Massachusetts are authorized or required by applicable Laws to be closed.

“CBCA” means the Canada Business Corporations Act.

“CBCA Director” means the director appointed pursuant to section 260 of the CBCA.

“Certificate of Arrangement” means the certificate of arrangement to be issued by the CBCA Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

“Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement.

“Code” means the United States Internal Revenue Code of 1986.

“Company” means Reunion Neuroscience Inc. and includes its successors and permitted assigns.

“Company Equity Plan” means the Company’s equity compensation plan effective as of August 11, 2022.

“Company Meeting” means the special meeting of the Shareholders, including any adjournment or postponement thereof in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular and agreed to in writing by Parent.

“Company Option” means an option to purchase Shares granted by the Company pursuant to the Company Equity Plan.

“Court” means the Ontario Superior Court of Justice (Commercial List).

“Depositary” means Computershare Investor Services Inc. or such other Person as the Company and Parent may mutually agree to engage and appoint to act as depositary in relation to the Arrangement.

“Dissent Rights” has the meaning set forth in Section 3.01.

“Dissenting Holder” means a registered holder of Shares as of the record date for the Company Meeting who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolution and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of such Shares for which Dissent Rights are validly exercised and not withdrawn or deemed to have been withdrawn by such registered holder of Shares.

“DRS Advice” has the meaning set forth in Section 2.07.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. on the Effective Date, or such other time as the Company and Parent agree to in writing before the Effective Date.

“Encumbrance” means any lien, pledge, hypothecation, charge, trust (statutory or otherwise), deemed trust (statutory or otherwise), mortgage, security interest, encumbrance, encroachment, claim, infringement, interference, option, right of first refusal, right of first offer, lease, covenant, condition, restriction, pre-emptive right, community property interest, or other similar restriction (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset, and any restriction on the possession, exercise, or transfer of any other attribute of ownership of any asset) and any conditional sales agreement, title retention agreement or lease in the nature thereof.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company, or joint stock company), firm, society, or other enterprise, association, organization, or entity.

“Final Order” means the final order of the Court made pursuant to section 192 of the CBCA in a form and content acceptable to the Company and Parent, each acting reasonably, approving the Arrangement, as such order may be amended, supplemented or varied by the Court (with the consent of both the Company and Parent, each acting reasonably) at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended, supplemented or varied (provided that any such amendment is acceptable to both the Company and Parent, each acting reasonably) on appeal.

“Governmental Body” means any (i) nation, state, supra-national body, commonwealth, province, territory, county, region, municipality, district, or other jurisdiction of any nature, (ii) international, multinational, federal, state, provincial, local, municipal, foreign, or other government, (iii) governmental or quasi-governmental authority of any nature, including any governmental division, department, agency, board, bureau, commission, commissioner, instrumentality, official, ministry, fund, foundation, center, organization, unit, body, or Entity, (iv) court, arbitrator, or other tribunal, (v) quasi-governmental or private body exercising any regulatory, expropriation, executive, administrative or taxing authority under or for the account of any of the foregoing, (vi) stock exchange, including Nasdaq and TSX, or (vii) Regulatory Authority.

“Interim Order” means the interim order of the Court made pursuant to section 192 of the CBCA in a form and content acceptable to Company and Parent, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended, supplemented or varied by the Court with the consent of the Company and Parent, each acting reasonably.

“Law” or “Laws” means any and all federal, state, provincial, local, municipal, foreign, multinational, or other law (statutory, common or otherwise), statute, constitution, treaty, convention, order, injunction, notice, judgment, direction, bylaw, resolution, ordinance, code, edict, decree, rule, regulation, ruling, or other legal requirement, whether domestic or foreign, issued, enacted, adopted, promulgated, implemented, or otherwise put into effect by or under the authority of any Governmental Body or under the authority of TSX or Nasdaq (including the NASDAQ Marketplace Rules as promulgated by Nasdaq), and includes, for greater certainty, Anti-Corruption Laws, Antitrust Laws, Environmental Laws, Foreign Direct Investment Laws, Healthcare Laws, Privacy Laws and Securities Laws.

“Letter of Transmittal” means the letter of transmittal to be delivered by the Company to the Shareholders for use in connection with the Arrangement.

“Nasdaq” means Nasdaq Global Select Market.

“New CanSub” means a wholly-owned subsidiary corporation of RNI MergerCo to be formed pursuant to Business Corporations Act (Ontario) and includes its successors and permitted assigns.

“New RNI” has the meaning set forth in Section 2.03(h).

“New RNI Amalgamation” has the meaning set forth in Section 2.03(h).

“Parent” means 20231089 Parent, LLC and includes its successors and permitted assigns.

“Parties” means Parent, Purchaser and the Company, and “Party” means any one of them.

“Person” means any individual, Entity, or Governmental Body.

“Plan of Arrangement” means this plan of arrangement of the Company proposed under section 192 of the CBCA, subject to any amendments or variations made in accordance with the Arrangement Agreement, Section 5.01 or at the direction of the Court in the Final Order with the prior written consent of the Company and Parent, each acting reasonably.

“Preferred Shares” has the meaning set forth in Section 2.03(h)(x)(B).

“Purchaser” means 1000548481 Ontario Inc. and includes its successors and permitted assigns.

“Regulatory Authority” means any Governmental Body (including the European Medicines Agency and Health Canada) that performs functions similar to those performed by the FDA or otherwise has jurisdiction over the safety, efficacy, approval, development, testing, labeling, packaging, manufacturing, fabrication, storage, marketing, promotion, sale, commercialization, shipment, import, export, sale or distribution of pharmaceutical products, biological products, active ingredients, vaccines, radiopharmaceutical drugs, controlled substances, or any product that the Company or any Company Subsidiary handles or manufactures or is developing.

“RNI CAN” means Reunion Neuroscience Canada Inc. and includes its successors and permitted assigns.

“RNI MergerCo” has the meaning set forth in Section 2.03(e).

“RNI MergerCo Amalgamation” has the meaning set forth in Section 2.03(e).

“Shareholders” means all Persons holding Shares, whether registered or beneficial (unless otherwise specified) at the applicable time, and “Shareholder” means any one of them, as the context requires.

“Shares” means the common shares in the capital of the Company as constituted from time to time, including the common shares in the capital of the Company immediately prior to and immediately after each of the RNI MergerCo Amalgamation and the New RNI Amalgamation.

“Tax” means any tax or similar charge of any kind whatsoever (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, goods and services tax, harmonized sales tax, retail sales tax, surtax, estimated tax, employment tax, unemployment tax, social security, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, escheat tax, alternative tax, alternative minimum tax, real or personal property tax or payroll tax, and including any health insurance, parental insurance, government pension plan or Statutory Plan premiums or contributions and including any liability relating to any deemed overpayment of Taxes under section 125.7 of the Tax Act or other amount received in respect of any COVID-19 measure), including any installment of Taxes, interest, fine, penalty, or addition thereto, in each case, imposed, assessed, or collected by or under the authority of any Governmental Body.

“Tax Act” means the Income Tax Act (Canada).

“Transferred Assets” has the meaning set forth in Section 2.03(f).

“TSX” means the Toronto Stock Exchange.

“U.S. Securities Act” means the United States Securities Act of 1933.

1.02        Certain Rules of Interpretation

In this Plan of Arrangement, unless otherwise specified:

(a)	For purposes of this Plan of Arrangement, whenever the context requires: the singular number shall include the plural, and vice versa; and one gender shall include all other genders.

(b)	The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Plan of Arrangement.

(c)	As used in this Plan of Arrangement, the words “include”, “including” and variations thereof shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation” and “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”.

(d)	Except as otherwise indicated, all references in this Plan of Arrangement to “Articles”, “Sections,” “Exhibits,” “Annexes,” and “Schedules” are intended to refer to articles and sections of this Plan of Arrangement and Exhibits, Annexes, and Schedules to this Plan of Arrangement, as applicable.

(e)	The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

(f)	Any reference to (i) any Contract (including the Arrangement Agreement) are to the Contract as amended, modified, supplemented, restated, or replaced from time to time (in the case of any Contract, to the extent permitted by the terms thereof and, if applicable, the terms of the Arrangement Agreement); (ii) any Governmental Body includes any successor to that Governmental Body; and (iii) any applicable Law refers to such applicable Law as amended, modified, supplemented, or replaced from time to time (and, in the case of laws and statutes, include any rule, regulation or instrument promulgated under such law or statute) and references to any section of any applicable Law includes any successor to such section.

(g)	The terms “Dollars” and “$” mean Canadian dollars, and the term “US$” means U.S. dollars.

(h)	Any reference herein to “as of the date hereof,” “as of the date of this Plan of Arrangement,” or words of similar import shall be deemed to mean May 31, 2023.

(i)	When “since” is used in connection with a date, the period covered thereby shall be inclusive of such date.

(j)	Any reference in this Plan of Arrangement to a date or time shall be deemed to be such date or time in the City of Toronto, Ontario, Canada, unless otherwise specified.

(k)	Unless otherwise specified, all accounting terms are to be interpreted in accordance with IFRS and all determinations of an accounting nature in respect of a Party required to be made shall be made in a manner consistent with IFRS.

(l)	If the date of which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next succeeding Business Day if the last day of the period is not a Business Day.

ARTICLE 2 - THE ARRANGEMENT

2.01         Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to, the provisions of the Arrangement Agreement and constitutes an arrangement under section 192 of the CBCA.

2.02        Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on Purchaser, Parent, the Company, all registered and beneficial owners of Shares (including Dissenting Holders) and Company Options, the register and transfer agent of the Company, the Depositary and all other applicable Persons, at and after, the Effective Time without any further act or formality required on the part of any Person. The Certificate of Arrangement shall be conclusive evidence that this Plan of Arrangement has become effective and that each of the provisions of Section 2.03 has become effective in the sequence set out therein.

2.03         Arrangement

At the Effective Time each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at one-minute intervals starting at the Effective Time:

(a)	Each Company Option, whether vested or unvested, outstanding immediately prior to the Effective Time, shall, notwithstanding the terms of the Company Equity Plan and any and all award or similar agreements relating to the Company Option and without any further action by or on behalf of the holder thereof, be deemed to have fully vested and be deemed to be assigned and surrendered by such holder to the Company in exchange for a cash payment equal to the excess, if any, of the Arrangement Consideration per Share over the exercise price of such Company Option, less any applicable withholdings pursuant to Section 4.03, and such Company Option shall be immediately cancelled. For greater certainty, if the exercise price of any Company Option is equal to or greater than the Arrangement Consideration per Share, such Company Option shall be cancelled at the Effective Time without any cash payment or other consideration being made in respect thereof.

(b)	(i) Each holder of Company Options shall cease to be the holder of such Company Options and to have any rights as holder of Company Options other than the right to receive the consideration to which they are entitled pursuant to Section 2.03(a) at the time and in the manner specified in Section 2.03(a) and Section 4.01, as applicable, (ii) such holder’s name shall be removed from each applicable register of holders of Company Options maintained by or on behalf of the Company; and (iii) the Company Equity Plan and any and all award or similar agreements relating to the Company Options shall be terminated and shall be of no further force and effect.

(c)	Each Share held by a Dissenting Holder shall be, and shall be deemed to be, transferred by the holder thereof, free and clear of all Encumbrances, to the Company for a debt claim against the Company (to be settled by the Company with its own available funds on hand and not funds directly or indirectly provided by Parent, Purchaser or any Affiliate of Parent or Purchaser) for the amount therefor determined under Article 3, and: (i) the name of such Dissenting Holder shall be removed from the register of Shareholders maintained by or on behalf of the Company and such Share shall be cancelled and cease to be outstanding; and (ii) such Dissenting Holder shall cease to be the holder of such Share or to have any rights as a Shareholder other than the right to be paid the fair value for such Share as set out in Article 3.

(d)	The stated capital of RNI CAN shall be, and shall be deemed to be, reduced, without any payment or distribution thereof by RNI CAN, by deducting that amount from the stated capital account maintained by RNI CAN for its issued and outstanding shares so that the aggregate stated capital is C$1.00 in respect of all of the issued and outstanding shares of RNI CAN.

(e)	The Company and RNI CAN shall amalgamate (the “RNI MergerCo Amalgamation”) to form one corporation (“RNI MergerCo”) with the same effect as if they had amalgamated pursuant to section 181 and section 184 of the CBCA and a certificate of amalgamation had been issued under the CBCA, and shall thereafter continue as one corporation in accordance with the following:

(i)	Name: The name of RNI MergerCo shall be “Reunion Neuroscience Inc.”

(ii)	Registered office: The registered office of RNI MergerCo shall be the registered office of the Company immediately prior to the RNI MergerCo Amalgamation.

(iii)	Restrictions on Business: None.

(iv)	Articles: The Articles of Arrangement shall be deemed to be the articles of amalgamation of RNI MergerCo and the Certificate of Arrangement shall be deemed to be the certificate of amalgamation of RNI MergerCo.

(v)	Restrictions on Transfer: None.

(vi)	Number of Directors: RNI MergerCo shall have a minimum of one (1) director and a maximum of 15 directors, until changed in accordance with the CBCA.

(vii)	First Directors: The directors of RNI MergerCo shall be the same as the directors of the Company immediately prior to the RNI MergerCo Amalgamation.

(viii)	Appointment of Additional Directors: The directors may appoint one or more additional directors who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.

(ix)	Share Capital: The share provisions and authorized share capital of RNI MergerCo shall be the same as the share provisions and authorized share capital of the Company immediately prior to the RNI MergerCo Amalgamation.

(x)	Shares: All shares of RNI CAN shall be cancelled without any repayment of capital in respect thereof; no shares will be issued by RNI MergerCo in connection with the RNI MergerCo Amalgamation and all Shares of the Company existing prior to the RNI MergerCo Amalgamation shall be unaffected and shall continue as Shares of RNI MergerCo and shall be deemed to be or have been validly issued and outstanding as fully paid and non-assessable shares for all purposes of the CBCA.

(xi)	Stated Capital: The stated capital account of the Shares shall be equal to the stated capital account in respect of the Shares of the Company immediately prior to the RNI MergerCo Amalgamation.

(xii)	By-Laws: The by-laws of RNI MergerCo shall be the same as those of the Company in place immediately prior to the RNI MergerCo Amalgamation.

(xiii)	Effect of Amalgamation: The provisions of subsections 186(a) to (g) of the CBCA shall apply to the RNI MergerCo Amalgamation with the result that:

(A)	the property of each of the Company and RNI CAN continues to be the property of RNI MergerCo;

(B)	RNI MergerCo continues to be liable for the obligations of each of the Company and RNI CAN;

(C)	an existing cause of action, claim or liability to prosecution against the Company or RNI CAN is unaffected;

(D)	a civil, criminal or administrative action or proceeding pending by or against the Company or RNI CAN may be continued to be prosecuted by or against RNI MergerCo; and

(E)	a conviction against, or ruling, order or judgment in favour of or against, the Company or RNI CAN may be enforced by or against RNI MergerCo.

(f)	RNI MergerCo shall transfer all of its Canadian business assets (including all Canadian intellectual property rights but excluding any intellectual property rights pertaining to any jurisdiction other than Canada) (the “Transferred Assets”) and associated liabilities and employees to New CanSub in exchange for shares of New CanSub having a fair market value equal to the fair market value of the Transferred Assets less the fair market value of any associated liabilities assumed by New CanSub.

(g)	Parent shall subscribe for shares of Purchaser for cash equal to the aggregate Arrangement Consideration. Purchaser shall add the amount equal to the aggregate Arrangement Consideration to the stated capital account for the shares of Purchaser.

(h)	RNI MergerCo and Purchaser shall amalgamate (the “New RNI Amalgamation”) to form one corporation (“New RNI”) with the same effect as if they had amalgamated pursuant to section 181 of the CBCA and a certificate of amalgamation had been issued under the CBCA, and shall thereafter continue as one corporation in accordance with the following:

(i)	Name: The name of New RNI shall be “Reunion Neuroscience Inc.”

(ii)	Registered office: The registered office of New RNI shall be the registered office of RNI MergerCo immediately prior to the New RNI Amalgamation.

(iii)	Restrictions on Business: None.

(iv)	Articles: The Articles of Arrangement shall be deemed to be the articles of amalgamation of New RNI and the Certificate of Arrangement shall be deemed to be the certificate of amalgamation of New RNI.

(v)	Restrictions on Transfer: None.

(vi)	Number of Directors: New RNI shall have a minimum of one (1) director and a maximum of 15 directors, until changed in accordance with the CBCA.

(vii)	First Directors: The directors of New RNI will be the individuals set out below:

Full Name	Address
Ansbert Gadicke	399 Boylston Street, Suite 1100, Boston, MA 02116
Kristen Laguerre	399 Boylston Street, Suite 1100, Boston, MA 02116
Jonathan See	Suite 5300, 66 Wellington Street West, Toronto, ON M5K 1E6

(viii)	Appointment of Additional Directors: The directors may appoint one or more additional directors who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.

(ix)	Share Capital: The share provisions and authorized share capital of New RNI shall be as set out on Exhibit A hereto.

(x)	Shares:

(A)	Each issued and outstanding share of Purchaser held by Parent shall be exchanged for one Class A common share of New RNI; and the name of Purchaser shall be added to the register of holders of such Class A common share as the sole holder thereof; and

(B)	Each issued and outstanding Share of RNI MergerCo shall be exchanged for one preferred share of New RNI redeemable for cash equal to the Arrangement Consideration per Share (a “Preferred Share”); and the name of each holder of Shares so exchanged will be deemed to be removed from the register of holders of Shares maintained by or on behalf of the Company and will be deemed to be added to the register of holders of Preferred Shares issued to such Shareholders, and, in each case, shall be deemed to be or have been validly issued and outstanding as fully paid and non-assessable shares for all purposes of the CBCA.

(xi)	Stated Capital: The stated capital account of the Class A common shares of New RNI shall be equal to the stated capital account in respect of the Shares of RNI MergerCo; and the stated capital account of Preferred Shares of New RNI shall be equal to the stated capital account in respect of the shares of Purchaser, in each case, immediately prior to the New RNI Amalgamation.

(xii)	By-Laws: The by-laws of New RNI shall be the same as those of RNI MergerCo in place immediately prior to the New RNI Amalgamation.

(xiii)	Effect of Amalgamation: The provisions of subsections 186(a) to (g) of the CBCA shall apply to the New RNI Amalgamation with the result that:

(A)	the property of each of RNI MergerCo and Purchaser continues to be the property of New RNI;

(B)	New RNI continues to be liable for the obligations of each of the RNI MergerCo and Purchaser;

(C)	an existing cause of action, claim or liability to prosecution against RNI MergerCo or Purchaser is unaffected;

(D)	a civil, criminal or administrative action or proceeding pending by or against RNI MergerCo or Purchaser may be continued to be prosecuted by or against New RNI; and

(E)	a conviction against, or ruling, order or judgment in favour of or against, RNI MergerCo or Purchaser may be enforced by or against New RNI.

(i)	Each Preferred Share outstanding immediately after the New RNI Amalgamation, without any further action by or on behalf of a holder of such Preferred Share (being any Shareholder other than a Dissenting Holder), shall be deemed to be redeemed by New RNI in exchange for the Arrangement Consideration per Share, and:

(i)	the holders of such Preferred Shares shall cease to be the holders of such Preferred Shares and to have any rights as holders of such Preferred Shares other than the right to be paid the Arrangement Consideration per Share in accordance with this Plan of Arrangement less any withholdings pursuant to Section 4.03; and

(ii)	such holders’ names shall be deemed to be removed from the register of the Preferred Shares maintained by or on behalf of New RNI and such Preferred Shares shall be cancelled and cease to be outstanding.

2.04        Rounding of Cash Consideration

If the aggregate cash amount a Shareholder is entitled to receive under the Arrangement would otherwise include a fraction of $0.01, then the aggregate cash amount such Shareholder shall be entitled to receive shall be rounded down to the nearest whole $0.01.

2.05        No Fractional Securities

No fractional Shares or Preferred Shares will be issued pursuant to this Plan of Arrangement. The number of any such shares to be issued to Shareholders or to holders of Company Options, as the case may be, shall be rounded down to the nearest whole share in the event that any Shareholder of holder of Company Options would otherwise be entitled to a fractional share representing less than a whole share, without any compensation therefor.

2.06        Adjustment to Arrangement Consideration

If, on or after the date of the Arrangement Agreement, the Company sets a record date for any dividend or other distribution on the Shares that is prior to the Effective Time or the Company pays any dividend or other distribution on the Shares prior to the Effective Time, then the Arrangement Consideration shall be reduced by the amount of such dividends or distributions, as applicable, on a dollar-for-dollar basis to provide to the Shareholders, as applicable, the same economic effect, and so that the aggregate economic cost to Parent and Purchaser and their respective Subsidiaries, taking into account any reduction in cash or other assets of the Company or the Company Subsidiaries as a result thereof, is the same, in each case as contemplated by this Plan of Arrangement and the Arrangement Agreement prior to such action, and the Arrangement Consideration as so adjusted, from and after the date of such event, shall be the Arrangement Consideration for all purposes of this Plan of Arrangement; provided, that nothing in this Section 2.06 shall, or shall be construed to, permit the Company to take any action that is restricted by any other provision of this Plan of Arrangement or the Arrangement Agreement.

2.07        Post-Effective Time Procedures

Subject to the provisions of Article 4, and upon return of a properly completed Letter of Transmittal by a former registered Shareholder together with, as applicable, certificates or a direct registration statement (DRS) advice (a “DRS Advice”) representing Shares and such other documents and instruments as the Depositary may reasonably require, former registered Shareholders shall be entitled to receive a cheque representing the Arrangement Consideration to which such holder is entitled to receive pursuant to Section 2.03(i) of this Plan of Arrangement for such Shares, without interest, less any amounts withheld pursuant to Section 4.03. All calculations and determinations by Parent, Purchaser, the Company or the Depositary, as applicable, for the purposes of this Plan of Arrangement shall be conclusive, final and binding.

2.08        U.S. Securities Law Matters

The Parties intend that this Plan of Arrangement be carried out such that, the issuance of any securities pursuant to this Plan of Arrangement, qualifies for the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereunder and pursuant to similar exemptions under applicable U.S. state securities laws.

ARTICLE 3 - DISSENT RIGHTS

3.01        Rights of Dissent

Registered Shareholders as of the record date of the Company Meeting may exercise dissent rights (the “Dissent Rights”) with respect to Shares held by such holders in connection with the Arrangement pursuant to and in the manner set forth in section 190 of the CBCA, as modified by the Interim Order, the Final Order and this Section 3.01; provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by the Company not later than 5:00 p.m. on the day that is two (2) Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Dissenting Holders who duly exercise their Dissent Rights in accordance with this Section 3.01 shall be deemed to have transferred Shares held by them, and in respect of which Dissent Rights have been validly exercised, to the Company free and clear of all Encumbrances, as provided in Section 2.03(c) and if they:

(a)	ultimately are entitled to be paid fair value for such Shares by the Company: (i) shall be deemed not to have participated in the transactions in respect of such Shares in Article 2 (other than Section 2.03(c)); (ii) shall be entitled to be paid the fair value of such Shares (with Company funds and not funds directly or indirectly provided by Parent, Purchaser or any Affiliate of Parent or Purchaser), less any applicable withholdings, which fair value, notwithstanding anything to the contrary contained in the CBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted; and (iii) shall not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Right; or

(b)	ultimately are not entitled, for any reason, to be paid fair value for their Shares, shall be deemed to have participated in the Arrangement on the same terms as non-Dissenting Holders and shall be entitled to receive only the Arrangement Consideration contemplated by Section 2.03(i) that such Dissenting Holders would have received pursuant to the Arrangement if such Dissenting Holders had not exercised their Dissent Right.

3.02        Recognition of Dissenting Holders

(a)	In no circumstances shall the Parties or any other Person be required to recognize a Person exercising Dissent Rights unless such Person (a) is the registered holder of those Shares in respect of which such rights are sought to be exercised as of the record date of the Company Meeting and as of the deadline for exercising such Dissent Rights; (b) has not voted or instructed a proxyholder to vote such Shares in favour of the Arrangement Resolution; and (c) has strictly complied with the procedures for exercising Dissent Rights and has not withdrawn such dissent prior to the Effective Time.

(b)	For greater certainty, in no case shall the Parties or any other Person be required to recognize Dissenting Holders as a holder of Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 2.03(c), and the names of such Dissenting Holders shall be removed from the register of Shareholders maintained by or on behalf of the Company as to those Shares in respect of which Dissents Rights have been validly exercised at the same time as the event described in Section 2.03(c) occurs.

(c)	In addition to any other restrictions under section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Company Options; and (ii) Shareholders who vote or have instructed (or are deemed, by submission of an incomplete proxy, to have instructed) a proxyholder to vote the voting rights carried by the Shares held by such Shareholders in favour of the Arrangement Resolution.

(d)	Holders of Shares who withdraw, or are deemed to withdraw, their right to exercise Dissent Rights shall be deemed to have participated in the Arrangement, commencing at the Effective Time on the same terms as non-Dissenting Holders and shall be entitled to receive the Arrangement Consideration contemplated by Section 2.03, less any withholdings pursuant to Section 4.03, that such Dissenting Holders would have received pursuant to the Arrangement if such Dissenting Holders had not exercised their Dissent Right.

ARTICLE 4 - CERTIFICATES AND PAYMENTS

4.01        Payment of Consideration

(a)	Prior to the filing of the Articles of Arrangement, Parent shall deposit, or arrange to be deposited for the benefit of Purchaser and the Shareholders (other than Dissenting Holders) sufficient funds to satisfy the aggregate Arrangement Consideration payable to such Shareholders as required by this Plan of Arrangement, which funds shall be held by the Depositary in escrow as agent and nominee for such Shareholders in accordance with the provisions of this Article 4.

(b)	Upon surrender to the Depositary for cancellation of a certificate or a DRS Advice which immediately prior to the Effective Time represented outstanding Shares that were transferred pursuant to Section 2.03, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the registered holder of the Shares represented by such surrendered certificate or DRS Advice shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the Arrangement Consideration which such holder has the right to receive under this Plan of Arrangement for such Shares, without interest, less any amounts withheld pursuant to Section 4.03, and any certificate or DRS Advice representing Shares so surrendered shall forthwith be cancelled.

(c)	As soon as practicable after the Effective Time (and in any event, no later than ten (10) days thereafter), the Company shall process the cash payments described in Section 2.03(a) through the Company’s payroll systems or payroll providers (or issue a check for any such payment if such payment cannot be made through such payroll system or payroll provider), to each holder of a Company Option as reflected on the register maintained by or on behalf of the Company in respect of Company Options, representing the amount, if any, which such holder of Company Options has the right to receive under this Plan of Arrangement for such Company Options, without interest, less any amount withheld pursuant to Section 4.03. Notwithstanding that amounts under this Plan of Arrangement are payable in U.S. dollars, the Company is entitled to make the payments contemplated in this Section 4.01(c) in the applicable currency in respect of which the Company customarily makes payment to such holder by using the applicable Bank of Canada daily exchange rate in effect on the Effective Date.

(d)	Recognizing that the Preferred Shares to be issued in exchange of Shares of RNI MergerCo pursuant to Section 2.03(h) will be redeemed by New RNI in exchange for the Arrangement Consideration per Share pursuant to Section 2.03(i), no certificate(s), DRS Advice(s) or other instrument(s) will be issued or delivered to evidence the Preferred Shares issued to Shareholders pursuant to Section 2.03(h).

(e)	After the Effective Time and until surrendered as contemplated by this Section 4.01, each certificate or DRS Advice that immediately prior to the Effective Time represented Shares, shall be deemed after the Effective Time to represent only the right to receive upon such surrender the Arrangement Consideration which the holder is entitled to receive in lieu of such certificate or DRS Advice as contemplated in this Section 4.01, without interest, less any amounts withheld pursuant to Section 4.03. Any such certificate or DRS Advice formerly representing Shares not duly surrendered on or before the third (3rd) anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Shares of any kind or nature against or in the Company, Parent or Purchaser or any other Person. On such date, all Arrangement Consideration to which such former holder was entitled shall be deemed to have been surrendered to Purchaser, and shall be paid over by the Depositary to Purchaser or as directed by Purchaser.

(f)	Any payment made by the Depositary (or the Company or any of the Company Subsidiaries, as applicable) pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary (or the Company or any of the Company Subsidiaries, as applicable) or that otherwise remains unclaimed, in each case, on or before the third (3rd) anniversary of the Effective Date, and any right or claim to payment hereunder that remains outstanding on the third (3rd) anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Affected Securities pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to Purchaser or the Company, as applicable, for no consideration.

(g)	No holder of Affected Securities shall be entitled to receive any Arrangement Consideration with respect to Shares or cash payment with respect to the Company Options other than the Arrangement Consideration or the cash payment, if any, which such holder is entitled to receive in accordance with Section 2.03 and this Section 4.01 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith other than, in respect of Shares, any declared but unpaid dividends with a record date prior to the Effective Date. No dividend or other distribution declared or made after the Effective Time with respect to any securities of the Company with a record date on or after the Effective Date shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Date, represented outstanding Shares that were transferred pursuant to Section 2.03.

(h)	None of the Parties, or any of their respective successors, will be liable to any Person in respect of the Arrangement Consideration (including any consideration previously held by the Depositary in trust for any former holder of Shares) which is forfeited to Purchaser or the Company, as applicable, or delivered to any public official pursuant to any applicable abandoned property, escheat or similar Law.

4.02         Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one (1) or more Shares that were transferred pursuant to Section 2.03 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the register of Shareholders maintained by or on behalf of the Company, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the cash payment to which such holder is entitled to receive for such Shares under this Plan of Arrangement. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall as a condition precedent to the delivery of such cash, give a bond satisfactory to Parent and the Depositary, if requested (each acting reasonably) in such sum as Parent may direct (acting reasonably), or otherwise indemnify Parent, Purchaser, the Company and the Depositary in a manner satisfactory to Parent and the Company, each acting reasonably, against any claim that may be made against Parent, Purchaser, the Company or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

4.03         Withholding Rights

Parent, Purchaser, the Company, the Depositary and any other Person that makes a payment under this Plan of Arrangement shall be entitled to deduct and withhold, or to direct any Person to deduct and withhold on their behalf, from any Arrangement Consideration or other amount otherwise payable or otherwise deliverable to any Person under this Plan of Arrangement (including any amounts payable pursuant to Section 3.01), such amounts as Parent, Purchaser, the Company, the Depositary or any other Person that makes a payment under this Plan of Arrangement, as applicable, determines are required to be deducted or withheld from such Arrangement Consideration or other amount otherwise payable or otherwise deliverable under any provision of any applicable Laws in respect of Taxes (including, but not limited to, the Tax Act and the Code). Any such amounts will be deducted, withheld and remitted from the Arrangement Consideration or other amount otherwise payable or otherwise deliverable pursuant to this Plan of Arrangement and shall be treated for all purposes under this Plan of Arrangement as having been paid to the Person in respect of which such deduction, withholding and remittance was made.

4.04         No Encumbrances

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Encumbrances or other claims of third parties of any kind.

4.05         Interest

Under no circumstances shall interest accrue or be paid by Parent, Purchaser, the Company, the Depositary or any other Person to Persons depositing certificates or DRS Advices pursuant to this Plan of Arrangement in respect of Shares, or former holders of Company Options, regardless of any delay in making any payment contemplated hereunder.

ARTICLE 5- AMENDMENTS

5.01        Amendments to Plan of Arrangement

(a)	The Company and Parent may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Company and Parent, each acting reasonably, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to the Shareholders if and as required by the Court.

(b)	Any amendment, modification and/or supplement to this Plan of Arrangement, if approved by the Company and Parent, each acting reasonably, may be proposed by the Company or Parent at any time prior to the Company Meeting, with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification and/or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to in writing by each of the Company and Parent (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Shareholders voting in the manner directed by the Court.

(d)	Any amendment, modification and/or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Parent provided that it concerns a matter which, in the reasonable opinion of Parent, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former holder of Shares or Company Options.

(e)	Notwithstanding anything to the contrary contained herein, any amendment, modification and/or supplement to this Plan of Arrangement may be made by the written consent of each of the Company and Parent at any time and from time to time without the approval of or communication to the Court or the Shareholders, provided that each such amendment, modification and/or supplement concerns a matter which, in the reasonable opinion of Parent, is of an administrative nature or required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any Shareholders.

(f)	Notwithstanding anything in this Plan of Arrangement or the Arrangement Agreement, Parent and the Company shall be entitled at any time prior to or following the Company Meeting to modify this Plan of Arrangement with respect to any Pre-Arrangement Reorganization effected in accordance with the terms of the Arrangement Agreement without any prior notice or communication or approval of the Court, the Shareholders or the holders of the Company Options, provided that such modifications are not adverse to the financial or economic interests of the Shareholders or the holders of the Company Options entitled to receive the applicable consideration under Section 2.03.

5.02       Termination

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement. Upon the termination of this Plan of Arrangement pursuant to the Arrangement Agreement, no Party shall have any liability or further obligation to any other Party or Person hereunder other than as set out in the Arrangement Agreement.

ARTICLE 6- FURTHER ASSURANCES

6.01        Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

6.02        Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Affected Securities issued or outstanding prior to the Effective Time, (b) the rights and obligations of the Affected Securityholders (registered or beneficial), the Company, Parent, Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Affected Securities shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

Exhibit A –  Share Capital of New RNI

New RNI (the “Corporation”) is authorized to issue:

a.        one class of shares, to be designated as “Class A Common Shares”, in an unlimited number; and

b.        one class of shares, to be designated as “Preferred Shares”, issuable in series, in an unlimited number;

such shares having attached thereto the following rights, privileges, restrictions and conditions:

1.    Class A Common Shares

The Class A Common Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

(i)	the right to one vote at all meetings of shareholders of the Corporation, except meetings at which only holders of a specified class of shares are entitled to vote;

(ii)	subject to the prior rights and privileges attaching to any other class of shares of the Corporation, the right to receive any dividend declared by the Corporation; and

(iii)	subject to the prior rights and privileges attaching to any other class of shares of the Corporation, the right to receive the remaining property and assets of the Corporation upon dissolution.

2.     Preferred Shares

The Preferred Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

(i)	the Preferred Shares may at any time and from time to time be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be determined by resolution of the directors of the Corporation;

(ii)	subject to the provisions of the Canada Business Corporations Act, the directors of the Corporation may by resolution fix from time to time before the issue thereof the designation, rights, privileges, restrictions and conditions attaching to each series of the Preferred Shares; and

(iii)	The Corporation may redeem, subject to the requirements of the Canada Business Corporations Act, all but not less than all of the then outstanding Preferred Shares by paying to the holders US$1.12 for each Preferred Share.

APPENDIX “D”

INTERIM ORDER

See attached

Electronically issued / Délivré par voie électronique : 13-Jun-2023 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-23-00700883-00CL

Court File No. CV-23-00700883-00CL

ONTARIO

SUPERIOR COURT OF JUSTICE

COMMERCIAL LIST

THE HONOURABLE	)	TUESDAY, THE 13th
)
JUSTICE KIMMEL	)	DAY OF JUNE, 2023

IN THE MATTER OF AN APPLICATION under section 192 of the Canada

Business Corporations Act, R.S.C. 1985, c. C-44, as amended

AND IN THE MATTER OF AN APPLICATION under Rules 14.05(2) and 14.05(3)

of the Rules of Civil Procedure, R.R.O. 1990, Reg. 194, as amended

AND IN THE MATTER OF a proposed arrangement of Reunion Neuroscience Inc.

involving 20231089 Parent, LLC and 1000548481 Ontario Inc.

REUNION NEUROSCIENCE INC.

Applicant

INTERIM ORDER

THIS MOTION made by the Applicant, Reunion Neuroscience Inc. (“Reunion”), for an interim order for advice and directions pursuant to section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, (the “CBCA”) was heard this day by videoconference.

ON READING the Notice of Motion, the Notice of Application issued on June 9, 2023 and the affidavit of Ellen Lubman, sworn June 12, 2023, (the “Lubman Affidavit”), including the Plan of Arrangement, which is attached as Appendix “C” to the draft management information circular of Reunion (the “Circular”), which is attached as Exhibit “A” to the Lubman Affidavit, and on hearing the submissions of counsel for Reunion and counsel for 20231089 Parent, LLC (the “Parent”) and 1000548481 Ontario Inc. (the “Purchaser”) and on being advised that the Director appointed under the CBCA (the “Director”), having received notice, does not consider it necessary to appear.

Electronically issued / Délivré par voie électronique : 13-Jun-2023 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-23-00700883-00CL

Definitions

1.          THIS COURT ORDERS that all definitions used in this Interim Order shall have the meaning ascribed thereto in the Circular or otherwise as specifically defined herein.

The Meeting

2.            THIS COURT ORDERS that Reunion is permitted to call, hold and conduct a special meeting (the “Meeting”) of the holders (the “Shareholders”) of voting common shares in the capital of Reunion (“Reunion Shares”) to be held on July 12, 2023 at 10:00 a.m. (Toronto time), subject to any adjournment or postponement thereof, at the offices of Bennett Jones LLP located at One First Canadian Place, Suite 3400, 100 King Street West, Toronto, Ontario, M5X 1A9, as described in the Circular, in order for the Shareholders to consider and, if determined advisable, pass a special resolution authorizing, adopting and approving, with or without variation, the Arrangement and the Plan of Arrangement (collectively, the “Arrangement Resolution”).

3.          THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the CBCA, the notice of meeting of Shareholders, which accompanies the Circular (the “Notice of Meeting”) and the articles and by-laws of Reunion, subject to what may be provided hereafter and subject to further order of this Court.

4.            THIS COURT ORDERS that the record date (the “Record Date”) for determination of the Shareholders entitled to notice of, and to vote at, the Meeting shall be June 12, 2023, and shall not change in respect of any adjournment or postponement of the Meeting unless (i) agreed to in writing by Reunion and the Parent, or (ii) required by this Court or by applicable law.

5.            THIS COURT ORDERS that the only persons entitled to attend or speak at the

Meeting shall be:

a)	the registered Shareholders as of the Record Date or their respective duly appointed proxyholders;

b)	the officers, directors, auditors and advisors of Reunion;

c)	representatives and advisors of the Purchaser and the Parent;

d)	the Director; and

e)	other persons who may receive the permission of the Chair of the Meeting.

6.            THIS COURT ORDERS that Reunion may transact such other business at the Meeting as is contemplated in the Circular, or as may otherwise be properly before the Meeting.

Electronically issued / Délivré par voie électronique : 13-Jun-2023 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-23-00700883-00CL

Quorum

7.            THIS COURT ORDERS that the Chair of the Meeting shall be determined by Reunion and that the quorum at the Meeting shall be two persons entitled to vote at the Meeting to be present, and for not less than 5% of the issued and outstanding Common Shares to be represented in person or by proxy or by a duly authorized representative of a Shareholder.

Amendments to the Arrangement and Plan of Arrangement

8.          THIS COURT ORDERS that Reunion is authorized to make, subject to the terms of the Arrangement Agreement, the Plan of Arrangement and paragraph 9, below, such amendments, modifications or supplements to the Arrangement and the Plan of Arrangement as it may determine without any additional notice to the Shareholders, or others entitled to receive notice under paragraphs 12 and 13 hereof, and the Arrangement and Plan of Arrangement, as so amended, modified or supplemented shall be the Arrangement and Plan of Arrangement to be submitted to the Shareholders at the Meeting and shall be the subject of the Arrangement Resolution. Amendments, modifications or supplements may be made following the Meeting, but shall be subject to review and, if appropriate, further direction by this Court at the hearing for the final approval of the Arrangement.

9.            THIS COURT ORDERS that, if any amendments, modifications or supplements to the Arrangement or Plan of Arrangement made after initial notice is provided as contemplated in paragraph 12 herein, would, if disclosed, reasonably be expected to affect a Shareholder’s decision to vote for or against the Arrangement Resolution, then notice of such amendment, modification or supplement shall be distributed, subject to further order of this Court, by press release, newspaper advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances, as Reunion may determine.

Amendments to the Circular

10.        THIS COURT ORDERS that Reunion is authorized to make such amendments, revisions and/or supplements to the draft Circular as it may determine and the Circular, as so amended, revised and/or supplemented, shall be the Circular to be distributed in accordance with paragraphs 12 and 13.

Adjournments and Postponements

11.          THIS COURT ORDERS that Reunion, if it deems advisable and subject to the terms of the Arrangement Agreement, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as Reunion may determine is appropriate in the circumstances. This provision shall not limit the authority of the Chair of the Meeting in respect of adjournments and postponements.

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Notice of Meeting

12.          THIS COURT ORDERS that, subject to the extent section 253(4) of the CBCA is applicable, in order to effect notice of the Meeting, Reunion shall send the Circular (including the Notice of Application and this Interim Order), the Notice of Meeting, the form of proxy or voting instruction form, as applicable, and the letter of transmittal, along with such amendments or additional documents as Reunion may determine are necessary or desirable and are not inconsistent with the terms of this Interim Order (collectively, the “Meeting Materials”), as follows:

a)	to the registered Shareholders at the close of business (Toronto time) on the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting, by one or more of the following methods:

i)	by pre-paid ordinary or first class mail at the addresses of the Shareholders as they appear on the books and records of Reunion, or its registrar and transfer agent, at the close of business (Toronto time) on the Record Date and if no address is shown therein, then the last address of the person known to the Corporate Secretary of Reunion;

ii)	by delivery, in person or by recognized courier service or inter-office mail, to the address specified in (i) above; or

iii)	by facsimile or electronic transmission to any Shareholder, who is identified to the satisfaction of Reunion, who requests such transmission in writing and, if required by Reunion, who is prepared to pay the charges for such transmission;

b)	to non-registered Shareholders by providing sufficient copies of the Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators; and

c)	to the directors and auditors of Reunion, and to the Director appointed under the CBCA, by delivery in person, by recognized courier service, by pre-paid ordinary or first class mail or, with the consent of the person, by facsimile or electronic transmission, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting;

and that compliance with this paragraph shall constitute sufficient notice of the Meeting.

13.          THIS COURT ORDERS that Reunion is hereby directed to distribute the Circular (including the Notice of Application, and this Interim Order), and any other communications or documents determined by Reunion to be necessary or desirable (collectively, the “Court Materials”) to the holders (the “Optionholders”) of options to acquire Reunion Shares (the “Options”) by any method permitted for notice to Shareholders as set forth in paragraphs 12(a) or 12(b), above, or by electronic transmission, concurrently with the distribution described in paragraph 12 of this Interim Order (provided that delivery need only be made once notwithstanding that a person may be entitled to Court Materials under more than one paragraph hereof). Unless distributed by inter-office mail, distribution to such persons shall be to their addresses as they appear on the books and records of Reunion or its registrar and transfer agent at the close of business (Toronto time) on the Record Date.

14.          THIS COURT ORDERS that accidental failure or omission by Reunion to give notice of the Meeting or to distribute the Meeting Materials or Court Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Reunion, or the non-receipt of such notice shall, subject to further order of this Court, not constitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at the Meeting. If any such failure or omission is brought to the attention of Reunion, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

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15.          THIS COURT ORDERS that Reunion is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials and Court Materials, as Reunion may determine in accordance with the terms of the Arrangement Agreement (“Additional Information”), and that notice of such Additional Information may, subject to paragraph 9, above, be distributed by press release, newspaper advertisement, pre-paid ordinary mail, or by the method most reasonably practicable in the circumstances, as Reunion may determine.

16.          THIS COURT ORDERS that distribution of the Meeting Materials and Court Materials pursuant to paragraphs 12 and 13 of this Interim Order shall constitute notice of the Meeting and good and sufficient service of the within Application upon the persons described in paragraphs 12 and 13 and that those persons are bound by any orders made on the within Application. Further, no other form of service of the Meeting Materials or the Court Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Meeting to such persons or to any other persons, except to the extent required by paragraph 9, above.

Solicitation and Revocation of Proxies

17.          THIS COURT ORDERS that Reunion is authorized to use the letter of transmittal, voting instruction forms and forms of proxies substantially in the form of the drafts accompanying the Circular, with such amendments and additional information as Reunion may determine are necessary or desirable, subject to the terms of the Arrangement Agreement. Reunion, the Purchaser and the Parent are authorized, at their expense, to solicit proxies, directly or through their respective officers, directors or employees, and through such agents or representatives as they may retain for that purpose, and by mail, the internet, or such other forms of personal or electronic communication as they may determine. Reunion may waive generally, in its discretion, the time limits set out in the Circular for the deposit or revocation of proxies by Shareholders, if Reunion deems it advisable to do so. Similarly, Reunion may accept or reject late proxies, in its discretion, and is under no obligation to accept or reject any particular late proxy.

18.          THIS COURT ORDERS that Shareholders shall be entitled to revoke their proxies in accordance with section 148(4) of the CBCA (except as the procedures of that section are varied by this paragraph) provided that:

a)	a Shareholder who has given a proxy may revoke it by: (a) signing a proxy with a later date and delivering it to Reunion’s transfer agent not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, preceding the time and date of the Meeting (or any adjournment or postponement thereof); (b) depositing an instrument in writing pursuant to section 148(4)(a) of the CBCA at the registered office of Reunion at any time up to and including the last business day preceding the day of the Meeting (or any adjournment or postponement thereof), or with the Chair of the Meeting on the day of the Meeting before the start of the Meeting (or any adjournment or postponement thereof); or (c) in any other manner permitted by applicable law; and

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b)	non-registered Shareholders that wish to change their vote must arrange for their respective intermediaries to revoke the proxy on their behalf in accordance with any requirements of the intermediaries.

Voting

19.            THIS COURT ORDERS that the only persons entitled to vote in person or by proxy on the Arrangement Resolution, or such other business as may be properly brought before the Meeting, shall be those Shareholders who hold Reunion Shares as of the close of business (Toronto time) on the Record Date. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

20.            THIS COURT ORDERS that votes shall be taken at the Meeting on the basis of one vote per Reunion Share. In order for the Plan of Arrangement to be implemented, subject to further Order of this Honourable Court, the Arrangement Resolution must be passed, with or without variation, at the Meeting by an affirmative vote of at least two-thirds (66 2/3%) of the votes cast in respect of the Arrangement Resolution at the Meeting by Shareholders present in person or represented by proxy. Such votes shall be sufficient to authorize Reunion to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Circular without the necessity of any further approval by the Shareholders, subject only to final approval of the Arrangement by this Honourable Court.

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21.            THIS COURT ORDERS that in respect of matters properly brought before the Meeting pertaining to items of business affecting Reunion (other than in respect of the Arrangement Resolution), each Shareholder is entitled to one vote for each voting Reunion Share held.

Dissent Rights

22.            THIS COURT ORDERS that each registered Shareholder as at the close of business (Toronto time) on the Record Date who is entitled to vote at the Meeting shall be entitled to exercise Dissent Rights in connection with the Arrangement Resolution in accordance with section 190 of the CBCA (except as the procedures of that section are varied by this Interim Order and the Plan of Arrangement) provided that, notwithstanding subsection 190(5) of the CBCA, any such Shareholder who wishes to dissent must, as a condition precedent thereto, provide written objection to the Arrangement Resolution to Reunion in the form required by section 190 of the CBCA and the Arrangement Agreement, which written objection must be received by Reunion c/o Bennett Jones LLP, One First Canadian Place, Suite 3400, 100 King Street West, P.O. Box 130, Toronto, Ontario, M5X 1A4, Attention: Aaron Sonshine, Email: SonshineA@bennettjones.com, not later than 5:00 p.m. (Toronto time) on the date that is two business days immediately preceding the date of the Meeting (or any adjournment or postponement thereof), and must otherwise strictly comply with the requirements of the CBCA. For purposes of these proceedings, the "court" referred to in section 190 of the CBCA means this Honourable Court.

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23.            THIS COURT ORDERS that any Shareholder who duly exercises such Dissent Rights set out in paragraph 22 above and who:

i)	is ultimately determined by this Court to be entitled to be paid fair value for his, her or its Reunion Shares, shall be deemed to have transferred those Reunion Shares as of the Effective Time, without any further act or formality and free and clear of all liens, claims, encumbrances, charges, adverse interests or security interests to Reunion for cancellation in consideration for a payment of cash from Reunion equal to such fair value; or

ii)	is for any reason ultimately determined by this Honourable Court not to be entitled to be paid fair value for his, her or its Reunion Shares pursuant to the exercise of the Dissent Right, shall be deemed to have participated in the Arrangement on the same basis and at the same time as any non-dissenting Shareholder;

but in no case shall Reunion, the Purchaser, the Parent or any other person be required to recognize such Shareholders as holders of Reunion Shares at or after the time at which the Arrangement becomes effective and the names of such Shareholders shall be deleted from Reunion's register of holders of Reunion Shares at that time.

Hearing of Application for Approval of the Arrangement

24.            THIS COURT ORDERS that upon approval by the Shareholders of the Plan of Arrangement in the manner set forth in this Interim Order, Reunion may apply to this Honourable Court for final approval of the Arrangement.

25.            THIS COURT ORDERS that distribution of the Notice of Application and the Interim Order in the Circular, when sent in accordance with paragraphs 12 and 13 shall constitute good and sufficient service of the Notice of Application and this Interim Order and no other form of service need be effected and no other material need be served unless a Notice of Appearance is served in accordance with paragraph 26.

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26.            THIS COURT ORDERS that any Notice of Appearance served in response to the Notice of Application shall be served on the solicitors for Reunion, with a copy to counsel for the Purchaser and the Parent, as soon as reasonably practicable, and, in any event, no less than four (4) days before the hearing of this Application at the following addresses:

BENNETT JONES LLP

Suite 3400, 1 First Canadian Place
100 King Street West, P.O. Box 130
Toronto, Ontario M5X 1A4

Attention: Alan P. Gardner, Joseph N. Blinick and Will Bortolin

Lawyers for Reunion

MCCARTHY TÉTRAULT LLP

Suite 5300, Toronto Dominion Bank Tower

P.O. Box 48

Toronto, ON M5K 1E6

Attention: Shane D'Souza and Hannah Young

Lawyers for the Purchaser and the Parent

27.            THIS COURT ORDERS that, subject to further order of this Honourable Court, the only persons entitled to appear and be heard at the hearing of the within application shall be:

i)	Reunion and its counsel;

ii)	the Purchaser and the Parent and their counsel;

iii)	the Director; and

iv)	any person who has filed a Notice of Appearance herein in accordance with the Notice of Application, this Interim Order and the Rules of Civil Procedure.

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28.            THIS COURT ORDERS that any materials to be filed by Reunion in support of the within Application for final approval of the Arrangement may be filed up to one day prior to the hearing of the Application without further order of this Honourable Court.

29.            THIS COURT ORDERS that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons who served and filed a Notice of Appearance in accordance with paragraph 26 shall be entitled to be given notice of the adjourned date.

Service and Notice

30.            THIS COURT ORDERS that the Applicant and its counsel are at liberty to serve or distribute this Order, any other materials and orders as may be reasonably required in these proceedings, including any notices, or other correspondence, by forwarding true copies thereof by electronic message to Shareholders, Optionholders, creditors or other interested parties and their advisors. For greater certainty, any such distribution or service shall be deemed to be in satisfaction of a legal or juridical obligation, and notice requirements within the meaning of clause 3(c) of the Electronic Commerce Protection Regulations, Reg. 81000-2-175 (SOR/DORS).

Precedence

31.            THIS COURT ORDERS that, to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating, governing or collateral to the Reunion Shares, the Options, or any instrument creating, governing or collateral to a contingent entitlement in respect of Reunion Shares or Options, or the articles or by-laws of Reunion, this Interim Order shall govern.

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Extra-Territorial Assistance

32.            THIS COURT seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province or territory of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Court in carrying out the terms of this Interim Order.

Variance

33.            THIS COURT ORDERS that Reunion shall be entitled to seek leave to vary this Interim Order upon such terms and upon the giving of such notice as this Court may direct.

Enforceability

34.            THIS COURT ORDERS that this Interim Order is effective and enforceable once signed without any further need for entry and filing.

/s/ Jessica Kimmel
Digitally signed by Jessica Kimmel
Date: 2023.06.13 15:10;48 -04'00'

Electronically issued / Délivré par voie électronique : 13-Jun-2023 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-23-00700883-00CL

Court File No. CV-23-00700883-00CL

IN THE MATTER OF A PROPOSED ARRANGEMENT of Reunion Neuroscience Inc.
involving 20231089 Parent, LLC and 1000548481 Ontario Inc.

REUNION NEUROSCIENCE INC.
Applicant

ONTARIO
SUPERIOR COURT OF JUSTICE (COMMERCIAL LIST)

PROCEEDING COMMENCED AT TORONTO

INTERIM ORDER

BENNETT JONES LLP
3400 One First Canadian Place
P.O. Box 130
Toronto ON M5X 1A4

Alan Gardner (#41479N)
gardnera@bermettjones.com
Tel: (416) 777-46231

Joseph N. Blinick (#64325B)
blinickj @bermettjones.com
Tel: (416) 777-4828

William A. Bortolin (#65426V) bortolinw@bermettjones.com
Tel: (416) 777-6126

Lawyers for the Applicant, Reunion Neuroscience Inc.

APPENDIX "E"

DISSENT RIGHT IN ACCORDANCE WITH SECTION 190 OF THE CBCA

Right to dissent

●	190 (1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

o	(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

o	(b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

o	(c) amalgamate otherwise than under section 184;

o	(d) be continued under section 188;

o	(e) sell, lease or exchange all or substantially all its property under subsection 189(3); or

o	(f) carry out a going-private transaction or a squeeze-out transaction.

●	Further right

(2) A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

●	If one class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

●	Payment for shares

(3) In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

●	No partial dissent

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

●	Objection

(5) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

●	Notice of resolution

(6) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

●	Demand for payment

(7) A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

o	(a) the shareholder's name and address;

o	(b) the number and class of shares in respect of which the shareholder dissents; and

o	(c) a demand for payment of the fair value of such shares.

●	Share certificate

(8) A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

●	Forfeiture

(9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

●	Endorsing certificate

(10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

●	Suspension of rights

(11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

o	(a) the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

o	(b) the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

o	(c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder's rights are reinstated as of the date the notice was sent.

●	Offer to pay

(12) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

o	(a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

o	(b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

●	Same terms

(13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

●	Payment

(14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

●	Corporation may apply to court

(15) Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

●	Shareholder application to court

(16) If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

●	Venue

(17) An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

●	No security for costs

(18) A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

●	Parties

(19) On an application to a court under subsection (15) or (16),

o	(a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

o	(b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

●	Powers of court

(20) On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

●	Appraisers

(21) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

●	Final order

(22) The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

●	Interest

(23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

●	Notice that subsection (26) applies

(24) If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

●	Effect where subsection (26) applies

(25) If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

o	(a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

o	(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

●	Limitation

(26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

o	(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

o	(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

APPENDIX "F"

FAIRNESS OPINION

See attached

May 31, 2023 The Board of Directors Reunion Neuroscience Inc. 30 Duncan Street, Lower North Suite Toronto, ON Canada M5V 2C3	PI Financial Corp. 3401 – 40 King St Street Toronto, ON, Canada M5H 3Y2 Phone 416 883 9094 Fax 647 789 2401 Toll Free 877 987 9040 www.pifinancialcorp.com

To the Board of Directors of Reunion Neuroscience Inc.:

PI Financial Corp. ("PI Financial", "we" or "us") understands that Reunion Neuroscience Inc., ("Reunion, or the "Company”, formerly known as Field Trip Health Ltd) and MPM Asset Management LLC or its affiliate BioImpact Capital LLC ("MPM") have entered into a definitive agreement dated May 31, 2023 (the "Definitive Agreement"), pursuant to which MPM will acquire all of the issued and outstanding common shares of Reunion (the "Shares") pursuant to a plan of arrangement under the Business Corporations Act (Ontario) (the "Arrangement"). Pursuant to the Arrangement, shareholders of Reunion (each a "Shareholder") will receive aggregate consideration (the "Consideration") consisting of USD$1.12 per share to be paid on the date of completion of the Arrangement (the "Effective Date").

Completion of the Arrangement is subject to approval of the Shareholders, court approval, and other customary conditions, including, without limitation, receipt of all required regulatory approvals. The terms of, and conditions necessary to complete, the Arrangement are set forth in the Definitive Agreement and will be described in the management information circular of the Company (the "Circular") to be mailed to the Shareholders in connection with the special meeting of the Shareholders to be held to consider and vote upon the approval of the Arrangement (the "Company Meeting"). Full details of the Arrangement are expected to be summarized in the Circular to be filed by the Company on the System for Electronic Document Analysis and Retrieval ("SEDAR").

The Board of Directors has retained PI Financial as a financial advisor ("Financial Advisor") to provide an opinion (the "Opinion") as to the fairness, from a financial point of view, of the Consideration to be received by the Shareholders pursuant to the Arrangement. PI Financial has not been engaged to prepare and has not prepared a formal valuation of Reunion or any of the securities or assets thereof and its Opinion should not be constructed as a "formal valuation" (within the meaning of Multinational Instrument 61-101 Protection of Minority Security Holders in Special Transactions).

ENGAGEMENT OF PI FINANCIAL CORP.

The Board of Directors of Reunion initially contacted PI Financial regarding a potential advisory assignment on April 26, 2023. PI Financial was formally engaged by the Board of Directors pursuant to a letter agreement dated May 8, 2023 (the "Engagement Agreement"). Under the terms of the Engagement Agreement, PI Financial agreed to provide the Board of Directors with a written opinion (the "Opinion") as to the fairness, from a financial point of view, to the shareholders of Reunion, of the Consideration to be paid by MPM pursuant to the Arrangement.

PI Financial will be paid a fixed fee for rendering the Opinion, no portion of which is conditional upon the Opinion being favourable or the outcome of the Arrangement. Reunion has also agreed to reimburse PI Financial for its reasonable out-of-pocket expenses and to indemnify it against certain liabilities that might arise out of PI Financial's engagement.

CREDENTIALS OF PI FINANCIAL CORP.

PI Financial is an independent Canadian investment dealer providing investment research, equity sales and trading and investment banking services to a broad range of institutions, corporations, and retail investors. PI Financial has participated in a significant number of transactions involving public and private companies and has extensive experience in preparing opinions of this nature. The Opinion expressed herein represents the opinion of PI Financial and its form and content have been approved for release by a fairness review committee consisting of individuals who are experienced in mergers, acquisitions, divestures, fairness opinions, valuations and other capital market matters.

INDEPENDENCE OF PI FINANCIAL CORP.

Neither PI Financial, nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) or the rules made thereunder) of Reunion, MPM or any of their respective associates or affiliates (collectively, the "Interested Parties").

PI Financial has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the past two years, other than providing a formal valuation to the Board of Directors of Reunion pursuant to the spinout of its clinic business, Field Trip Health & Wellness Ltd., as announced by Reunion on April 28, 2022.

There are no understandings, agreements or commitments between PI Financial, Reunion and MPM, or any other Interested Party, with respect to any future business dealings. PI Financial may, in the future, in the ordinary course of business, perform financial advisory or investment banking services for Reunion or any other Interested Party.

PI Financial acts as a securities trader and dealer, both as principal and agent, in major financial markets and, as such, may have had, may have, and may in the future have long or short positions in the securities of Reunion or other Interested Parties and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it may have received or may receive compensation. As an investment dealer, PI Financial conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including with respect to Reunion and the Arrangement.

SCOPE OF REVIEW

PI Financial has been retained by the Board of Directors to provide this Opinion about the fairness, from a financial point of view, to the shareholders of Reunion, of the Consideration to be paid to Reunion shareholders pursuant to the Arrangement. In this context, and for the purposes of preparing the Opinion, PI Financial has analyzed financial reports, and other information relating to Reunion, including information derived from discussions with the management of the Company.

The Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Industry Regulatory Organization of Canada ("IIROC") but IIROC has not been involved in the preparation or review of this fairness opinion.

In connection with rendering the Opinion, PI Financial has reviewed and relied upon, or carried out, among other things, the following:

i.	letter of Intent and/or proposal between Reunion and MPM, dated April 27, 2023;

ii.	the executed Definitive Agreement between Reunion and MPM dated May 31, 2023;

iii.	the executed Voting and Support Agreements for the Arrangement dated May 31, 2023;

iv.	publicly available documents regarding the Company, including annual and quarterly reports, financial statements, annual information forms, management circulars, press releases and other filings deemed relevant;

v.	certain internal financial, operating, corporate and other information prepared or provided by or on behalf of the Company concerning the business operations, assets, liabilities and prospects of the Company;

vi.	internal management forecasts, development and operating projections, estimates (including future estimates of operating performance) and budgets prepared or provided by or on behalf of the Company;

vii.	discussions with management of the Company related to the business, financial condition and prospects of the Company;

viii.	selected public market trading statistics and relevant financial information of the Company and other public entities;

ix.	selected financial statistics and relevant financial information with respect to relevant precedent transactions;

x.	selected reports published by equity research analysts and industry sources;

xi.	the Company's and other companies' corporate presentations and websites;

xii.	a certificate addressed to PI Financial, dated as of the date hereof, from two senior officers of the Company as to the completeness and accuracy of the Information (as defined below); and

xiii.	such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances.

In its assessment, PI Financial looked at several methodologies, analyses and techniques and used the combination of these approaches to determine the Opinion. PI Financial based the Opinion upon a number of qualitative and quantitative factors as deemed appropriate based on PI Financial's experience in rendering such opinions.

ASSUMPTIONS AND LIMITATIONS

Our Opinion is subject to the assumptions, qualifications and limitations set forth below. We have not been asked to prepare, and have not prepared, an independent evaluation, formal valuation or appraisal of the securities or the assets of Reunion, nor were we provided with any such evaluations, valuations or appraisals. We did not conduct any physical inspection of the company's operations or facilities nor conduct any due diligence investigations except to the extent required to support the Opinion. Furthermore, our Opinion does not address the solvency or fair value of the Company under any applicable laws relating to bankruptcy or insolvency. Our Opinion should not be construed as advice as to the price at which the securities of the Company may trade at any time and does not address any legal, tax or regulatory aspects of the Arrangement.

In addition, the Opinion does not address the relative merits of the Arrangement as compared to any other transaction or the prospects or likelihood of any alternative transaction or any other possible transaction involving Reunion and their respective assets or securities. The Opinion represents an impartial expert judgment, not a statement of fact. Nothing contained herein is to be construed as a legal interpretation, an opinion on any contract or document, or a recommendation to invest or divest, or approve or vote in favour of or against any transaction. Subject to the foregoing, PI Financial has conducted such analyses as it considered necessary in the circumstances.

With the permission of the Board of Directors and as is provided for in the Engagement Agreement, PI Financial has relied upon the completeness, accuracy and fair presentation of all financial and other information, data, documents, materials, advice, opinions and representations obtained by us, including information provided by the Company in relation to the Company, data, advice, opinions and representations obtained by us from public sources, or provided to us by or on behalf of the Company or any of its affiliates, directors, officers, agents and advisors or otherwise obtained by us pursuant to our engagement (collectively, the "Information") and PI Financial has assumed that this Information did not omit to state any material fact or any fact necessary to be stated to make that Information not misleading. The Opinion is conditional upon the completeness, accuracy and fair presentation of such Information including as to the absence of any undisclosed material change. Subject to the exercise of professional judgment and except as expressly described herein, PI Financial has not attempted to independently verify or investigate the completeness, accuracy or fair presentation of any of the Information. We have not met separately with the independent auditors of the Company in connection with preparing this Opinion and with your permission, we have assumed the accuracy and fair presentation of, and relied upon, the audited financial statements of the Company and the reports of the auditors thereon and the interim unaudited financial statements of the Company.

With respect to any portions of the Information that constitute forecasts, projections, estimates or budgets, we have assumed that such forecasts, projections, estimates or budgets were reasonably prepared on bases reflecting the best currently available assumptions, estimates and judgments of management of the Company having regard to the Company's business, plans, financial condition and prospects are not, in the reasonable belief of management of the Company, misleading in any material respect.

The Company has also represented to us, in a certificate signed by two senior officers of the Company dated the date hereof, among other things, that: (i) the Information provided to us, either orally or in writing, including, without limitation, the written information and discussions concerning the Company referred to above under the heading "Scope of Review", are complete, true and correct at the date the Information was provided to us and is as of the date of the certificate, complete, true and correct in all material respects and did not and does not contain a misrepresentation, and (ii) since the dates on which the Information was provided to us, except as disclosed to us, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its affiliates, and there has been no change in any material fact or in any material element of any of the Information or any new material fact, any of which is of a nature as to render any portion of the Information untrue or misleading in any material respect or which could reasonably be expected to have a material effect on the Opinion.

PI Financial has also assumed that the consummation of the Arrangement will be effected in accordance with the terms and conditions of the Definitive Agreement, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary regulatory or third party consents and approvals (contractual or otherwise) for the Arrangement, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Reunion with respect to the contemplated benefits of the Arrangement. In addition, the Opinion is based on the expectation that the Company will have approximately USD$8.0 million in net cash at the time of completion of the Arrangement as per the Definitive Agreement with such amount not materially higher or lower than USD$8.0 million.

The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of the date hereof and the condition and prospects, financial and otherwise, of Reunion and their respective affiliates, as they were reflected in the Information and as they were represented to us in our discussions with management of the Company or its affiliates and advisors.

In its analyses and in preparing the Opinion, PI Financial has made numerous assumptions with respect to expected industry performance, general business, markets and economic conditions, and other matters, many of which are beyond the control of any party involved in the Arrangement.

The Opinion is being provided for the exclusive use of the Board of Directors in considering the Arrangement and may not be published, disclosed to any other person, relied upon by any other person, or used by any other person. Except as contemplated herein, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without the express prior written consent of PI Financial. Notwithstanding the foregoing, PI Financial hereby consents to the reference to PI Financial and the description of, reference to and reproduction of the Opinion in the Circular (in a form acceptable to us). PI Financial will not be held liable for any losses sustained by any person should the Opinion be circulated, distributed, published, reproduced or used contrary to the provisions of the Opinion.

PI Financial believes that its financial analyses must be considered and reviewed as a whole and that selecting portions of its analyses and the factors considered by it, without considering all the analyses and factors together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is a complex process and is not necessarily amenable to partial analysis or summary description and any attempt to carry out such partial analysis or summary description could lead to undue emphasis on any particular factor or analysis.

The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the Information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after the date of this Opinion.

APPROACH TO FAIRNESS AND ANALYSIS

PI Financial performed various analyses in connection with rendering the Opinion. In arriving at our conclusion, PI Financial did not attribute any particular weight to any specific approach or analysis, but rather developed qualitative judgements on the basis of its experience in rendering such Opinion and the information presented as a whole.

Summary of Analysis

In support of this Opinion, PI Financial has performed certain analyses on Reunion, based on those methodologies and assumptions that we considered appropriate in the circumstances for the purposes of providing this Opinion. In the context of this Opinion, we considered, among others, the following methodologies:

i.	Discounted Cash Flow Analysis Approach;

ii.	Comparable Company Approach; and

iii.	Precedent Transaction Approach.

Discounted Cash Flow Analysis Approach

The discounted cash flow ("DCF") analysis approach considers a set of assumptions to estimate the net present value of the standalone unlevered, after-tax free cash flows over a 20-year period of the Company. The cash flows were discounted to present value as of the date hereof using a range of discount rates based on our estimate of Reunion's weighted average cost of capital to arrive at an approximate implied value reference range for Reunion. We also considered various sensitivity scenarios around a base case estimate to establish an implied equity value for Reunion on the DCF analysis approach.

Comparable Company Analysis Approach

PI Financial reviewed public market trading statistics of comparable early-stage clinical and pre-clinical biotechnology companies. Due to the nature of these peer companies, we have relied on the market capitalizations and enterprise values range of these companies to that of Reunion and arrived at an approximate value reference range for Reunion.

Precedent Transaction Analysis Approach

PI Financial reviewed publicly available information on merger/acquisition transactions of comparable clinical stage biotechnology companies. We principally considered these transactions based upon the implied premiums paid relative to the closing share price one day prior to the announcement. We reviewed and compared the implied premiums to determine whether the consideration paid to Reunion is within the range of implied premiums paid to other clinical stage biotech companies.

FAIRNESS OPINION

Based upon and subject to the foregoing and such other matters as we considered relevant, PI Financial Corp. is of the opinion that, as of the date hereof, the Consideration to be paid to Reunion pursuant to the Arrangement is fair, from a financial point of view, to the shareholders of Reunion.

Yours very truly,

/s/ PI FINANCIAL CORP.

PI FINANCIAL CORP.

APPENDIX "G"

NOTICE OF APPLICATION FOR FINAL ORDER

See attached

Electronically issued / Délivré par voie électronique : 09-Jun-2023 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-23-00700883-00CL

Court File No.

ONTARIO SUPERIOR COURT OF JUSTICE (COMMERCIAL LIST)

IN THE MATTER OF AN APPLICATION under section 192 of the
Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended

AND IN THE MATTER OF AN APPLICATION under Rules 14.05(2) and 14.05(3)
of the Rules of Civil Procedure, R.R.O. 1990, Reg. 194, as amended

AND IN THE MATTER OF a proposed arrangement of Reunion Neuroscience Inc.
involving 20231089 Parent, LLC and 1000548481 Ontario Inc.

REUNION NEUROSCIENCE INC.

Applicant

NOTICE OF APPLICATION

TO THE RESPONDENTS:

A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicant. The application made by the Applicant appears on the following pages.

THIS APPLICATION will come on for hearing

☐ In person

☐ By telephone conference

☒ By video conference

at a Zoom videoconference link to be circulated in advance of the hearing, on Friday, July 14, 2023 or such later date as the Court may direct, at 9:30 a.m. ET, or as soon after that time as the application may be heard.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the Applicant's lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

Electronically issued / Délivré par voie électronique : 09-Jun-2023 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-23-00700883-00CL

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the applicant's lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but at least four days before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date: June 9, 2023	Issued by
Local registrar

Address of	330 University Ave, 9th Floor
court office:	Toronto, ON M5G 1R7

TO:	ALL HOLDERS OF COMMON SHARES OF REUNION NEUROSCIENCE INC. AS AT JUNE 12, 2023

AND TO:	ALL HOLDERS OF OPTIONS OF REUNION NEUROSCIENCE INC. AS AT JUNE 12, 2023

AND TO:	ALL DIRECTORS OF REUNION NEUROSCIENCE INC.

AND TO:	THE AUDITOR FOR REUNION NEUROSCIENCE INC.

AND TO:

THE DIRECTOR UNDER THE CANADA BUSINESS CORPORATIONS ACT

c/o Ruixiu Li and Kevin Boyer

Corporations Canada

Innovations, Science and Economic Development Canada

C.D. Howe Building

235 Queen Street

Ottawa, ON K1A OH5

Electronically issued / Délivré par voie électronique : 09-Jun-2023 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-23-00700883-00CL

AND TO:	MCCARTHY TÉTRAULT LLP
Suite 5300, Toronto Dominion Bank Tower
P.O. Box 48
Toronto, ON M5K 1E6

Shane D'Souza
Email: sdsouza@mccarthy.ca

Lawyers for 20231089 Parent, LLC and 1000548481 Ontario Inc.

Electronically issued / Délivré par voie électronique : 09-Jun-2023 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-23-00700883-00CL

APPLICATION

1.	THE APPLICANT MAKES AN APPLICATION FOR:

(a)	a final order pursuant to section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the "CBCA"), approving a proposed arrangement under a plan of arrangement (the "Arrangement") of Reunion Neuroscience Inc. ("Reunion") involving 20231089 Parent, LLC (the "Parent") and 1000548481 Ontario Inc. (the "Purchaser");

(b)	an interim order (the "Interim Order") for advice and directions pursuant to section 192(4) of the CBCA with respect to the Arrangement and this Application;

(c)	an order abridging the time for the service and filing of this Notice of Application and the Application Record, and validating such service or dispensing with service, if necessary;

(d)	such further orders or directions as are required for the administration of the Arrangement; and

(e)	such further and other relief as this Honourable Court may deem just.

2.	THE GROUNDS OF THE APPLICATION ARE:

(a)	the Applicant, Reunion, is a biotechnology company existing under the CBCA, with its head and registered office located in Toronto, Ontario. Reunion's business involves the development of therapeutic solutions for mental health conditions, including a potential treatment for postpartum depression. Reunion is a reporting issuer in Ontario, British Columbia, Alberta, Saskatchewan, Manitoba, Québec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland;

(b)	common shares of Reunion (the "Reunion Shares") are listed for trading on the Toronto Stock Exchange and the Nasdaq Capital Market under the trading symbol "REUN". Reunion also has outstanding options (the "Reunion Options") exercisable to acquire Reunion Shares;

Electronically issued / Délivré par voie électronique : 09-Jun-2023 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-23-00700883-00CL

(c)	the Parent is a company formed under the laws of Delaware, and the Purchaser is a company existing under the laws of Ontario, which will be continued to the CBCA prior to completion of the Arrangement. Both the Parent and the Purchaser are affiliates of MPM BioImpact, a world-leading biotechnology investment firm;

(d)	on May 31, 2023, Reunion, the Purchaser and the Parent entered into an arrangement agreement (the "Arrangement Agreement") pursuant to which, subject to the terms and conditions set out therein, they agreed to undertake the Arrangement;

(e)	the purpose of the Arrangement is to, among other things, effect the acquisition of Reunion by the Parent in accordance with the terms of the Arrangement Agreement dated as of May 31, 2023 between Reunion, the Purchaser and the Parent, and the plan of arrangement attached as Schedule "A" thereto.

(f)	pursuant to the Arrangement Agreement, all holders of Reunion Shares (other than any dissenting holders of Reunion Shares) will be entitled to receive US$1.12 in cash for each Reunion Share (the "Arrangement Consideration") held immediately prior to the effective time of the Arrangement. Based on the Bank of Canada daily exchange rate as of the close of business on May 31, 2023, this would be approximately $1.52 per Reunion Share in Canadian dollars, representing a premium of approximately 43.1% over the trailing 30-trading-day volume weight average price of the Reunion Shares;

(g)	holders of Reunion Options immediately prior to the effective time of the Arrangement will be deemed to have assigned and surrendered each Reunion Option in exchange for a cash payment equal to the excess, if any, of the Arrangement Consideration per Reunion Share over the exercise price of such Reunion Option, less any applicable withholdings, and such Reunion Options will be cancelled and, for greater certainty, if the exercise price of a Reunion Option is equal to or greater than the Arrangement Consideration per Reunion Share, such Reunion Option will be cancelled at the effective time of the Arrangement without any cash payment or other consideration made in respect thereof;

Electronically issued / Délivré par voie électronique : 09-Jun-2023 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-23-00700883-00CL

(h)	pursuant to the Arrangement Agreement (and subject to the approval of this Court and other conditions set out in the Arrangement Agreement), to be effective, the special resolution approving the Arrangement must be approved by at least two-thirds (66 2/3%) of the votes cast by holders of Reunion Shares present in person or represented by proxy and entitled to vote at the Meeting;

(i)	if the Arrangement is completed, Reunion will become a wholly-owned subsidiary of the Parent;

(j)	the Arrangement is an "arrangement" within the meaning of section 192(1) of the CBCA;

(k)	all statutory requirements for an arrangement under the CBCA and any Interim Order the Court may grant either have been or will be fulfilled by the return date of this Application;

(1)	the relief sought in the Interim Order is within the scope of section 192(4) of the CBCA and will enable the Court to consider the Arrangement on the return of this Application;

(m)	the directions set out and the approvals required pursuant to any Interim Order of this Court will be followed and obtained by the return date of this Application;

(n)	the Arrangement is in the best interests of Reunion and its shareholders and other affected stakeholders, is fair and reasonable, and is put forward in good faith and for a bona fide business purpose;

Electronically issued / Délivré par voie électronique : 09-Jun-2023 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-23-00700883-00CL

(o)	it is not practicable to effect a fundamental change in the nature of the Arrangement under any provision of the CBCA other than section 192;

(p)	Reunion will not be insolvent for the purposes of subsection 192(2) of the CBCA at the time of the Arrangement or at any other material time;

(q)	the Arrangement is procedurally and substantively fair and reasonable and it is appropriate for this Honourable Court to approve the Arrangement;

(r)	this Application has a material connection to the Toronto Region in that, among other things, (i) Reunion is a CBCA corporation and its head office and registered office are located in Toronto; (ii) the Reunion Shares are listed for trading on the Toronto Stock Exchange; (iii) Reunion's principal regulator under applicable Canadian securities laws is the Ontario Securities Commission; and (iv) the Purchaser is an OBCA corporation (which will be continued under the CBCA prior to the effective time of the Arrangement) and its registered office is located in Toronto;

(s)	if granted, the Final Order approving the Arrangement will constitute the basis for an exemption from the registration requirements of section 3(a)(10) of the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder and pursuant to similar exemptions under applicable United States securities laws with respect to the securities to be issued and/or distributed pursuant to the Arrangement;

(t)	the CBCA, including section 192 thereof;

(u)	National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer;

(v)	the Rules of Civil Procedure, including rules 1.04, 1.05, 2.03, 3.02, 14.05(2), 14.05(3), 16.04, 16.08, 17.02, 37, 38 and 39; and

(w)	such further and other grounds as counsel may advise and this Honourable Court may permit.

Electronically issued / Délivré par voie électronique : 09-Jun-2023 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-23-00700883-00CL

3.	The following documentary evidence will be used at the hearing of the application:

(a)	an affidavit of a representative of Reunion, and the exhibits thereto, outlining the basis for the Interim Order for advice and directions;

(b)	further affidavit(s), with the exhibits thereto, outlining the basis for the Final Order approving the Arrangement, and reporting as to compliance with the Interim Order and the results of the meeting conducted pursuant to the Interim Order; and

(c)	such further and other material as counsel may advise and this Honourable Court may permit.

June 9, 2023	BENNETT JONES LLP

3400 One First Canadian Place
P.O. Box 130
Toronto ON M5X 1A4

Alan Gardner (#41479N) gardnera@bennettjones.com Tel: (416) 777-46231

Joseph N. Blinick (#64325B) blinickj@bennettjones.com Tel: (416) 777-4828

William A. Bortolin (#65426V)
bortolinw@bennettjones.com
Tel: (416) 777-6126

Lawyers for the Applicant, Reunion Neuroscience Inc.

Electronically issued / Délivré par voie électronique : 09-Jun-2023 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-23-00700883-00CL

IN THE MATTER OF A PROPOSED ARRANGEMENT of Reunion Neuroscience Inc.

involving 20231089 Parent, LLC and 1000548481 Ontario Inc.

REUNION NEUROSCIENCE INC.
Applicant

ONTARIO
SUPERIOR COURT OF JUSTICE (COMMERCIAL LIST)

PROCEEDING COMMENCED AT TORONTO

NOTICE OF APPLICATION

BENNETT JONES LLP
3400 One First Canadian Place
P.O. Box 130
Toronto ON M5X 1A4

Alan Gardner (#41479N)
gardnera@bennettjones.com
Tel: (416) 777-46231

Joseph N. Blinick (#64325B) blinickj@bennettjones.com
Tel: (416) 777-4828

William A. Bortolin (#65426V) bortolinw@bennettjones.com
Tel: (416) 777-6126

Lawyers for the Applicant, Reunion Neuroscience Inc.